UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

Summary

Registration data

General information	1
Address	2
Marketable securities	2
Auditor	2
Share registrer	3
Investor Relations Officer or equivalent	3
Shareholders’ Department	3

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

1 - General information

Company Name:                               CPFL ENERGIA S.A.

Initial Company name:                     08/06/2002

Type of participant:                           Publicly quoted corporation

Previous

company name:                                 Draft II Participações S.A

Date of Incorporation:                      03/20/1998

CNPJ (Federal Tax ID):                    02.429.144/0001-93

CVM CODE:                                        01866-0

Registration

Date CVM:                                           05/18/2000

State of CVM

Registration:                                       Active

Starting date

of situation:                                         05/18/2000

Country:                                               Brasil

Country in which the

marketable securities

are held in custody:                          Brasil

Foreign countries in

which the marketable

securities are accepted

for trading

                                                               Country                                                                               Date of admission

                                                               United States                                                                                     09/20/2004

Sector of activity:                             Holding ( Electric Energy)

Description of activity:                    Holdings

Issuer’s Category:                            Category A

Registration Date

on actual category:                           01/01/2010

Issuer’s Situation:                             Operational

Starting date

of situation:                                        05/18/2000

Type of share control:                      Private Holding

Date of last change of

share control:                                    11/30/2009

Date of last change

of company year:

1

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

Day/Month of

year end:                                             31/12

Web address:                                       www.cpfl.com.br

Newspapers in which

issuer discloses its information: Name of paper Jornal in which issuer discloses its information FU
Valor Econômico SP

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rua Gomes de Carvalho, 1510 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil,

ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

3 - MARKETABLE SECURITIES

Shares                                                                 Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Stock Exchange   BM&FBOVESPA                 05/18/2000                          New Market           9/29/2004

Debentures                                                                        Trading                                                Listing

Trading mkt         Managing body                   Start date             End        Segment              Start date             End

Organized

Market                   CETIP                                   05/11/2000                          Traditional            05/11/2000

4 - AUDITOR INFORMATION

Is there an auditor?                          Yes

CVM CODE:                                        418-9

Type of Auditor:                 Brazilian

INDEPENDENT ACCOUNTANT:   KPMG Auditores Independentes

CNPJ:                                                  57.755.217/0011-09

Service Provision Period:              04/01/2007

PARTNER IN CHARGE                    Service Provision Period                                CPF (INDIVIDUAL TAX ID)

Jarib Brisola Duarte Fogaça                            04/01/2007                                          012.163.378-02

2

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.                                                                                       Version: 1

5 – SHARE REGISTRER

Do you have service provider:                      Yes

Corporate Name:                                              Banco Bradesco S.A

CNPJ:                                                                   60.746.948/0001-12

Service Provision Period:                              01/17/2002 a 12/31/2010

Address: Cidade de Deus – Prédio Amarelo Velho, 2ª floor, Vila Yara, Osasco, SP, Brasil, ZIP CODE: 06029-900, Telephone (011) 36849441, FAX: (011) 36842811, e-mail: 4010.acoes@bradesco.com.br

Corporate Name:                                              Banco do Brasil

CNPJ:                                                                  00.000.000/0001-91

Service Provision Period:                              01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

6 – INVESTOR RELATIONS OFFICER OR EQUIVALENT

NAME:                                                  Wilson P. Ferreira Junior

                                                               Director of Investor Relations

CNPJ:                                                  012.217.298-10

Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-8700, FAX: (019) 3756-8075, e-mail: wferreira@cpfl.com.br

Start date of activity:                       03/09/2010

End date of activity:

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                               Gustavo Estrella

Start date of activity:                       03/09/2010

End date of activity:

Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-8700, FAX: (019) 3756-8075, e-mail:   gustavoestrella@cpfl.com.br

3

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
DFP
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders Equity
01/01/2010 to 12/31/2010	6
01/01/2009 to 12/31/2009	7
Statements of Added Value	8
Consolidated
Balance Sheet Assets	9
Balance Sheet Liabilities	10
Income Statement	11
Cash Flow Statements	12
Statement of Changes in Shareholders Equity
01/01/2010 to 12/31/2010	13
01/01/2009 to 12/31/2009	14
Statements of Added Value	15
Management Report / Comments on Performance
Notes to Financial Statements
Reports
Independent Auditors’ Unqualified Report
Report of the Audit Committee
Management Declaration on financial Statements
Management Declaration on Independent Auditors’ Report

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 12/31/2010
Paid in Capital
Common	481,137,130
Preferred	0
Total	481,137,130
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
AGM	04/26/2010	Dividend	04/30/2010	ON (Common shares)		1.36487
RCA	08/11/2010	Dividend	09/30/2010	ON (Common shares)		1.60958
RCA	03/23/2011	Dividend		ON (Common shares)		1.01019

1

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

Code	Description	12/31/2010	12/31/2009	12/31/2008
1	Total assets	7,041,920	6,841,525	6,415,251
1.01	Current assets	601,636	507,356	255,206
1.01.01	Cash and cash equivalents	110,958	219,126	15,702
1.01.02	Financial Investments	42,533	39,253	38,249
1.01.02.02	Financial Investments at amortized cost	42,533	39,253	38,249
1.01.02.02.01	Held for trade	42,533	39,253	38,249
1.01.06	Recoverable taxes	34,992	44,310	37,160
1.01.06.01	Current Recoverable taxes	34,992	44,310	37,160
1.01.08	Other current assets	413,153	204,667	164,095
1.01.08.03	Other	413,153	204,667	164,095
1.01.08.03.01	Other credits	505	2,643	5,892
1.01.08.03.02	Dividends and interest on shareholders’ equity	412,648	201,772	158,203
1.01.08.03.03	Derivatives	0	252	0
1.02	Noncurrent assets	6,440,284	6,334,169	6,160,045
1.02.01	Long - term assets	272,797	327,471	675,210
1.02.01.02	Financial Investments at amortized cost	39,216	62,179	87,117
1.02.01.02.01	Held to maturity	39,216	62,179	87,117
1.02.01.06	Deferred taxes	177,729	176,199	127,556
1.02.01.06.02	Deferred taxes credits	177,729	176,199	127,556
1.02.01.08	Related parties	14,875	25,102	1,045
1.02.01.08.02	Subsidiaries	14,875	25,102	1,045
1.02.01.09	Other noncurrent assets	40,977	63,991	459,492
1.02.01.09.03	Escrow deposits	10,676	9,810	8
1.02.01.09.04	Recoverable taxes	2,787	2,787	2,787
1.02.01.09.05	Other credits	27,514	51,394	456,697
1.02.02	Investments	6,167,075	6,006,277	5,484,445
1.02.02.01	Permanent equity interests	6,167,075	6,006,277	5,484,445
1.02.02.01.02	Investments in subsidiares	6,167,075	6,006,277	5,484,445
1.02.03	Property, plant and equipment	157	1	10
1.02.04	Intangible assets	255	420	380

2

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

BALANCE SHEET ( LIABILITIES - in thousands of Brazilian reais – R$)

Code	Description	12/31/2010	12/31/2009	12/31/2008
2	Total liabilities	7,041,920	6,841,525	6,415,251
2.01	Current liabilities	41,239	40,149	41,016
2.01.01	Social and Labor Obligations	204	78	100
2.01.01.02	Labor Obligations	204	78	100
2.01.01.02.01	Estimated Labor Obligation	204	78	100
2.01.02	Suppliers	1,768	2,658	1,810
2.01.02.01	Local Suppliers	1,768	2,658	1,810
2.01.03	Tax Obligations	437	102	63
2.01.03.01	Federal Tax Obligations	437	102	63
2.01.03.01.02	Other	437	102	63
2.01.04	Loans and financing	15,529	12,788	20,047
2.01.04.02	Debentures	15,529	12,788	20,047
2.01.04.02.01	Interest on debentures	15,529	12,788	20,047
2.01.05	Other Current liabilities	23,301	24,523	18,996
2.01.05.02	Other	23,301	24,523	18,996
2.01.05.02.01	Dividends and interest on shareholders equity	16,360	17,036	16,764
2.01.05.02.04	Derivatives	123	0	365
2.01.05.02.05	Other payable	6,818	7,487	1,867
2.02	Noncurrent liabilities	506,973	532,028	581,552
2.02.01	Loans and financing	450,000	450,000	450,000
2.02.01.02	Debentures	450,000	450,000	450,000
2.02.02	Other Noncurrent liabilities	46,307	72,228	64,676
2.02.02.02	Other	46,307	72,228	64,676
2.02.02.02.03	Derivatives	460	1,056	961
2.02.02.02.04	Other payable	45,847	71,172	63,715
2.02.04	Provisons	10,666	9,800	66,876
2.02.04.01	Civil, Labor, Social and Tax Provisions	10,666	9,800	66,876
2.02.04.01.01	Tax Provisions	10,666	9,800	66,876
2.03	Shareholders’ equity	6,493,708	6,269,348	5,792,683
2.03.01	Capital	4,793,424	4,741,175	4,741,175
2.03.02	Capital reserves	16	16	16
2.03.04	Profit reserves	904,705	996,768	883,533
2.03.04.01	Legal reserves	418,665	341,751	277,428
2.03.04.08	Additional Proposed dividend	486,040	655,017	606,105
2.03.05	Accumulated profit or loss	0	(234,278)	(631,911)
2.03.06	Revaluation Reserve	795,563	765,667	799,870
2.06.06.01	Revaluation Reserve	795,563	765,667	799,870

3

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

INCOME STATEMENT (in thousands of Brazilian reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
3.01	Net revenues	1,795	4	0
3.03	Operating income	1,795	4	0
3.04	Operating income (expense)	1,575,292	1,649,146	0
3.04.02	General and administrative	(34,676)	(18,339)	0
3.04.05	Other	(145,302)	(150,114)	0
3.04.06	Equity in subsidiaries	1,755,270	1,817,599	0
3.05	Income before financial income and taxes	1,577,087	1,649,150	0
3.06	Financial income / expense	(3,287)	(29,516)	0
3.06.01	Financial income	92,941	37,184	0
3.06.02	Financial expense	(96,228)	(66,700)	0
3.07	Income before taxes	1,573,800	1,619,634	0
3.08	Income tax and social contribution	(35,519)	37,663	0
3.08.01	Current	(37,052)	(18,568)	0
3.08.02	Deferred	1,533	56,231	0
3.09	Net income from continuing operations	1,538,281	1,657,297	0
3.11	Net income	1,538,281	1,657,297	0
3.99	Net Income per Share (Reais)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	3.19977	3.45334	0.0000

4

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENTS OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
6.01	Net cash from operating activities	1,272,229	1,298,906	0
6.01.01	Cash generated from operations	(14,486)	2,573	0
6.01.01.01	Net income, including income tax and social contribution	1,573,800	1,619,634	0
6.01.01.02	Depreciation and amortization	145,452	148,868	0
6.01.01.03	Reserve for contingencies	0	9,800	0
6.01.01.04	Interest and monetary and exchange restatement	21,532	40,500	0
6.01.01.06	Equity in subsidiaries	(1,755,270)	(1,817,599)	0
6.01.01.07	Losses on disposal of noncurrent assets	0	1,370	0
6.01.02	Variation on assets and liabilities	1,286,715	1,296,333	0
6.01.02.01	Dividend and interest on shareholders’ equity received	1,317,799	1,423,009	0
6.01.02.02	Recoverable taxes	38,945	22,812	0
6.01.02.03	Escrow deposits	0	(9,450)	0
6.01.02.04	Intercompany loans with subsidiaries and associated companies	10,227	0	0
6.01.02.05	Other operating assets	(309)	(3,580)	0
6.01.02.06	Suppliers	(890)	848	0
6.01.02.07	Taxes and social contributions paid	(38,003)	(21,215)	0
6.01.02.08	Other taxes and social contributions	3,295	2,688	0
6.01.02.09	Interest on debts (paid)	(44,895)	(52,998)	0
6.01.02.10	Other operating liabilities	546	(65,781)	0
6.02	Net cash in investing activities	43,351	77,649	0
6.02.01	Decrease of capital in subsidiaries	0	60,236	0
6.02.02	Acquisition of property, plant and equipment	2	0	0
6.02.03	Financial investments	43,627	41,709	0
6.02.04	Acquisition of intangible assets	0	(99)	0
6.02.05	Sale of noncurrent assets	(45)	0	0
6.02.06	Advances for future capital increase	0	(140)	0
6.02.07	Intercompany loans with subsidiaries and associated companies	0	(24,057)	0
6.02.08	Other	(233)	0	0
6.03	Net cash in financing activities	(1,423,748)	(1,173,131)	0
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(198)	(170)	0
6.03.02	Dividend and interest on shareholders’ equity paid	(1,423,550)	(1,172,961)	0
6.05	Increase (decrease) in cash and cash equivalents	(108,168)	203,424	0
6.05.01	Cash and cash equivalents at beginning of period	219,126	15,702	0
6.05.02	Cash and cash equivalents at end of period	110,958	219,126	0

5

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.03	Adjusted balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348
5.04	Capital transactions within shareholders	52,249	0	(655,017)	(768,023)	0	(1,370,791)
5.04.01	Capital Increase/Decrease	52,249	0	0	0	0	52,249
5.04.06	Dividend	0	0	0	(774,429)	0	(774,429)
5.04.08	Dividends proposal approval	0	0	(655,017)	0	0	(655,017)
5.04.09	Prescribed dividend	0	0	0	6,406	0	6,406
5.05	Total comprehensive income	0	0	0	1,565,255	29,896	1,595,151
5.05.01	Net income / Loss for the period	0	0	0	1,538,281	0	1,538,281
5.05.02	Other comprehensive income	0	0	0	26,974	29,896	56,870
5.05.02.03	Equity valuation adjustments	0	0	0	26,974	29,896	56,870
5.06	Internal changes of shareholders equity	0	0	562,954	(562,954)	0	0
5.06.01	Constitution/Realization of capital reserve	0	0	76,914	(76,914)	0	0
5.06.04	Dividend proposed	0	0	486,040	(486,040)	0	0
5.07	Final balance	4,793,424	16	904,705	0	795,563	6,493,708

6

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	883,533	(631,911)	799,870	5,792,683
5.03	Adjusted balance	4,741,175	16	883,533	(631,911)	799,870	5,792,683
5.04	Capital transactions within shareholders	0	0	(606,105)	(567,130)	0	(1,173,235)
5.04.06	Dividend	0	0	0	(571,671)	0	(571,671)
5.04.08	Dividends proposal approval	0	0	(606,105)	0	0	(606,105)
5.04.09	Prescribed dividend	0	0	0	4,541	0	4,541
5.05	Total comprehensive income	0	0	0	1,684,103	(34,203)	1,649,900
5.05.01	Net income / Loss for the period	0	0	0	1,657,297	0	1,657,297
5.05.02	Other comprehensive income	0	0	0	26,806	(34,203)	(7,397)
5.05.02.03	Equity valuation adjustments	0	0	0	26,806	(34,203)	(7,397)
5.06	Internal changes of shareholders equity	0	0	719,340	(719,340)	0	0
5.06.01	Constitution/Realization of capital reserve	0	0	64,323	(64,323)	0	0
5.06.04	Dividend proposed	0	0	655,017	(655,017)	0	0
5.07	Final balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348

7

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
7.01	Revenues	1,971	103	0
7.01.01	Sales of goods, products and services	1,971	4	0
7.01.03	Revenues related to the construction of own assets	0	99	0
7.02	Inputs	(30,554)	(17,104)	0
7.02.02	Material-Energy-Outsourced services-Other	(19,499)	(7,900)	0
7.02.04	Other	(11,055)	(9,204)	0
7.03	Gross added value	(28,583)	(17,001)	0
7.04	Retentions	(145,452)	(148,868)	0
7.04.01	Depreciation and amortization	(150)	(119)	0
7.04.02	Other	(145,302)	(148,749)	0
7.04.02.01	Intangible concession asset - amortization	(145,302)	(148,749)	0
7.05	Net added value generated	(174,035)	(165,869)	0
7.06	Added value received in transfer	1,866,476	1,873,259	0
7.06.01	Equity in subsidiaries	1,755,270	1,817,599	0
7.06.02	Financial expense	111,206	55,660	0
7.07	Added Value to be Distributed	1,692,441	1,707,390	0
7.08	Distribution of Added Value	1,692,441	1,707,390	0
7.08.01	Personnel	3,293	1,997	0
7.08.01.01	Direct Remuneration	3,055	1,857	0
7.08.01.02	Benefits	131	49	0
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	107	91	0
7.08.02	Taxes, Fees and Contributions	54,548	(18,661)	0
7.08.02.01	Federal	54,532	(18,666)	0
7.08.02.03	Municipal	16	5	0
7.08.03	Remuneration on third parties’ capital	96,319	66,757	0
7.08.03.01	Interest	96,195	66,635	0
7.08.03.02	Rental	124	122	0
7.08.04	Remuneration on own capital	1,538,281	1,657,297	0
7.08.04.02	Dividends	1,254,063	1,222,147	0
7.08.04.03	Retained earnings / losses	284,218	435,150	0

8

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian  reais – R$)

Code	Description	12/31/2010	12/31/2009	12/31/2008
1	Total assets	20,056,805	18,490,759	17,727,256
1.01	Current assets	3,898,188	3,649,296	2,755,105
1.01.01	Cash and cash equivalents	1,562,895	1,487,243	758,454
1.01.02	Financial Investments	42,533	39,253	38,249
1.01.02.02	Financial Investments at amortized cost	42,533	39,253	38,249
1.01.02.02.01	Held for trade	42,533	39,253	38,249
1.01.03	Accounts Receivable	1,816,091	1,752,858	1,603,155
1.01.03.01	Consumers	1,816,091	1,752,858	1,603,155
1.01.04	Materials and suppliers	25,234	17,360	23,230
1.01.06	Recoverable taxes	193,025	192,278	175,967
1.01.06.01	Current recoverable taxes	193,025	192,278	175,967
1.01.08	Other current assets	258,410	160,304	156,050
1.01.08.03	Other	258,410	160,304	156,050
1.01.08.03.01	Other credits	253,412	156,560	118,397
1.01.08.03.02	Derivatives	244	795	36,520
1.01.08.03.03	Leases	4,754	2,949	1,133
1.02	Noncurrent assets	16,158,617	14,841,463	14,972,151
1.02.01	Long Term assets	3,787,274	3,565,323	4,213,470
1.02.01.02	Financial Investments amortized at cost	72,822	79,835	96,786
1.02.01.02.01	Held to Maturity	72,822	79,835	96,786
1.02.01.03	Accounts Receivable	195,739	224,887	278,330
1.02.01.03.01	Consumers	195,739	224,887	278,330
1.02.01.06	Deferred taxes	1,183,458	1,286,805	1,594,131
1.02.01.06.02	Deferred taxes credits	1,183,458	1,286,805	1,594,131
1.02.01.09	Other noncurrent assets	2,335,255	1,973,796	2,244,223
1.02.01.09.03	Derivatives	82	7,881	396,875
1.02.01.09.04	Escrow deposits	890,694	794,177	794,974
1.02.01.09.05	Recoverable taxes	138,969	113,235	105,167
1.02.01.09.06	Leases	26,314	21,243	5,256
1.02.01.09.07	Concession Financial assets	934,646	674,029	582,241
1.02.01.09.08	Employee Pension Plan	5,800	9,725	0
1.02.01.09.09	Investments at cost	116,654	116,477	116,249
1.02.01.09.10	Other	222,106	237,029	288,461
1.02.03	Property, Plant and Equipment	5,786,466	5,213,039	4,706,537
1.02.03.01	Property, Plant and Equipment - in service	4,989,236	3,909,585	3,982,149
1.02.03.03	Property, Plant and Equipment - in course	797,230	1,303,454	724,388
1.02.04	Intangible assets	6,584,877	6,063,101	6,052,144
1.02.04.01	Intangible assets	6,584,877	6,063,101	6,052,144

9

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STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais – R$)

Code	Description	12/31/2010	12/31/2009	12/31/2008
2	Total liabilities	20,056,805	18,490,759	17,727,256
2.01	Current liabilities	4,428,324	3,422,933	3,263,030
2.01.01	Social and Labor Obligations	58,688	50,898	46,384
2.01.01.02	Labor Obligations	58,688	50,898	46,384
2.01.01.02.01	Estimated Labor Obligation	58,688	50,898	46,384
2.01.02	Suppliers	1,047,392	1,021,452	985,904
2.01.02.01	Local Suppliers	1,047,392	1,021,452	985,904
2.01.03	Tax payable	455,243	498,610	456,672
2.01.03.01	Federal Tax payable	207,353	182,704	180,560
2.01.03.01.01	Income tax and social contribution payable	108,085	88,063	108,419
2.01.03.01.02	PIS (Tax on Revenue)	13,565	11,762	9,022
2.01.03.01.03	COFINS (Tax on Revenue)	63,668	54,978	41,591
2.01.03.01.04	Other	22,035	27,901	21,528
2.01.03.02	State Tax Obligations	247,890	315,906	276,112
2.01.04	Loans and financing	2,247,412	1,356,885	1,268,412
2.01.04.01	Loans and financing	619,386	756,576	586,223
2.01.04.01.01	In local currency	615,204	646,124	413,412
2.01.04.01.02	In foreigh currency	4,182	110,452	172,811
2.01.04.02	Debentures	1,628,026	600,309	682,189
2.01.04.02.01	Debentures	1,509,960	499,025	580,076
2.01.04.02.02	Interest on Debentures	118,066	101,284	102,113
2.01.05	Other Obligations	619,589	495,088	505,658
2.01.05.02	Other	619,589	495,088	505,658
2.01.05.02.01	Dividends and interest on equity	23,815	25,284	17,512
2.01.05.02.04	Derivatives	3,981	7,012	53,443
2.01.05.02.05	Employee pension plans	40,103	44,484	45,257
2.01.05.02.06	Regulatory charges	123,542	63,750	94,530
2.01.05.02.07	Public Utilities	17,287	15,697	15,228
2.01.05.02.08	Other Payables	410,861	338,861	279,688
2.02	Noncurrent liabilities	8,878,825	8,531,047	8,413,380
2.02.01	Loans and financing	7,159,311	6,542,638	6,187,133
2.02.01.01	Loans and financing	4,946,997	3,791,469	4,160,243
2.02.01.01.01	In local currency	4,481,420	2,740,587	2,662,783
2.02.01.01.02	In foreign currency	465,577	1,050,882	1,497,460
2.02.01.02	Debenture	2,212,314	2,751,169	2,026,890
2.02.02	Other Obligations	1,150,481	1,405,755	1,568,878
2.02.02.02	Other	1,150,481	1,405,755	1,568,878
2.02.02.02.03	Derivatives	7,883	5,694	961
2.02.02.02.04	Employee pension plans	570,878	723,286	801,964
2.02.02.02.05	Tax payable	959	1,639	2,243
2.02.02.02.06	Public Utilities	429,631	405,837	408,887
2.02.02.02.07	Other Payables	141,130	226,644	269,512
2.02.02.02.08	Suppliers	0	42,655	85,311
2.02.03	Deferred taxes	277,767	282,010	274,842
2.02.03.01	Income tax and social contribution deferred	277,767	282,010	274,842
2.02.04	Provisions	291,266	300,644	382,527
2.02.04.01	Civil, Labor, Social and Tax Provisions	291,266	300,644	382,527
2.02.04.01.01	Tax Provisions	219,497	223,779	280,742
2.02.04.01.02	Labor and Social Provisions	39,151	42,752	55,106
2.02.04.01.04	Civil Provisions	32,618	34,113	46,679
2.03	Consolidated Shareholders’ Equity	6,749,656	6,536,779	6,050,846
2.03.01	Capital	4,793,424	4,741,175	4,741,175
2.03.02	Capital reserves	16	16	16
2.03.04	Profit reservers	904,705	996,768	883,533
2.03.04.01	Legal	418,665	341,751	277,428
2.03.04.08	Additional Proposed Dividend	486,040	655,017	606,105
2.03.05	Accumulated profit or loss	0	(234,278)	(631,911)
2.03.06	Revaluation Reserve	795,563	765,667	799,870
2.03.06.01	Revaluation Reserve	795,563	765,667	799,870
2.03.09	Noncontrolling interests	255,948	267,431	258,163

10

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
3.01	Net revenues	12,023,729	11,358,006	0
3.02	Cost of electric energy services	(8,340,963)	(7,689,391)	0
3.02.01	Cost of electric energy	(6,222,490)	(6,014,509)	0
3.02.02	Operation cost	(1,067,493)	(1,053,938)	0
3.02.03	Cost of services to third parties	(1,050,980)	(620,944)	0
3.03	Operating income	3,682,766	3,668,615	0
3.04	Operating expenses	(943,451)	(885,932)	0
3.04.01	Sales	(300,435)	(255,199)	0
3.04.02	General and administrative	(443,212)	(403,390)	0
3.04.05	Others	(199,804)	(227,343)	0
3.05	Income before financial income and taxes	2,739,315	2,782,683	0
3.06	Financial income / expense	(353,943)	(309,706)	0
3.06.01	Financial income	483,115	351,360	0
3.06.02	Financial expense	(837,058)	(661,066)	0
3.07	Income before taxes	2,385,372	2,472,977	0
3.08	Income tax and social contribution	(825,335)	(784,109)	0
3.08.01	Current	(755,321)	(505,203)	0
3.08.02	Deferred	(70,014)	(278,906)	0
3.09	Net income from continuing operations	1,560,037	1,688,868	0
3.11	Consolidated net income	1,560,037	1,688,868	0
3.11.01	Attributable to controlling shareholders	1,538,280	1,657,297	0
3.11.02	Attributable to noncontrolling shareholders	21,757	31,571	0
3.99	Earnins per share (reais/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	3.24240	3.51913	0

11

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STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
6.01	Net cash from operating activities	2,029,213	2,439,261	0
6.01.01	Cash generated from operations	3,584,715	3,776,794	0
6.01.01.01	Net income, including income tax and social contribution	2,385,372	2,472,977	0
6.01.01.02	Depreciation and amortization	691,793	673,073	0
6.01.01.03	Reserve for contingencies	(29,598)	(13,623)	0
6.01.01.04	Interest and monetary and exchange restatement	613,946	572,470	0
6.01.01.05	Gain / (loss) on pension plan	(80,629)	(3,066)	0
6.01.01.06	Losses on disposal of noncurrent assets	1,142	(686)	0
6.01.01.07	Deferred taxes - PIS and COFINS	2,153	75,649	0
6.01.01.08	Other	536	0	0
6.01.02	Variation on assets and liabilities	(1,555,502)	(1,337,533)	0
6.01.02.01	Consumers, Concessionaires and Licensees	(34,085)	(96,260)	0
6.01.02.02	Recoverable Taxes	3,146	9,265	0
6.01.02.03	Leases	(2,945)	(2,276)	0
6.01.02.04	Escrow deposits	(52,109)	948	0
6.01.02.05	Other operating assets	(78,202)	1,165	0
6.01.02.06	Suppliers	(16,714)	(7,853)	0
6.01.02.07	Taxes and social contributions paid	(705,366)	(524,248)	0
6.01.02.08	Other taxes and social contributions	(88,996)	47,212	0
6.01.02.09	Employee Pension Plans	(72,235)	(86,110)	0
6.01.02.10	Interest paid on debt	(573,170)	(546,705)	0
6.01.02.11	Regulatory Charges	59,792	(30,780)	0
6.01.02.12	Other operating liabilities	5,382	(101,891)	0
6.02	Net cash in investing activities	(1,801,887)	(1,238,901)	0
6.02.01	Addition to Interest in subsidiaries	(5,752)	(31,922)	0
6.02.02	Acquisition of property, plant and equipment	(634,931)	(549,045)	0
6.02.03	Financial investments	17,777	65,527	0
6.02.04	Energy purchase in advance	(10,077)	(29,972)	0
6.02.05	Acquisition of intangible assets	(1,165,609)	(679,054)	0
6.02.06	Leases	(3,931)	(15,527)	0
6.02.07	Sale of noncurrent assets	828	1,092	0
6.02.08	Other	(192)	0	0
6.03	Net cash in financing activities	(151,674)	(471,571)	0
6.03.01	Loans, financing and debentures obtained	2,571,002	2,552,433	0
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(1,280,290)	(1,843,792)	0
6.03.03	Dividend and interest on shareholders’ equity paid	(1,440,094)	(1,178,365)	0
6.03.04	Sale of treasury shares	137	0	0
6.03.05	Other	(2,429)	(1,847)	0
6.05	Increase (decrease) in cash and cash equivalents	75,652	728,789	0
6.05.01	Cash and cash equivalents at beginning of period	1,487,243	758,454	0
6.05.02	Cash and cash equivalents at end of period	1,562,895	1,487,243	0

12

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STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO DECEMBER 31, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.03	Adjusted opening balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779
5.04	Capital transactions within shareholders	52,249	0	(655,017)	(768,023)	0	(1,370,791)	(17,148)	(1,387,939)
5.04.01	Capital increase	52,249	0	0	0	0	52,249	0	52,249
5.04.06	Dividend	0	0	0	(774,429)	0	(774,429)	(6,181)	(780,610)
5.04.08	Approval of dividend proposal	0	0	(655,017)	0	0	(655,017)	(10,967)	(665,984)
5.04.09	Prescribed dividend	0	0	0	6,406	0	6,406	0	6,406
5.05	Total comprehensive income	0	0	0	1,539,116	56,035	1,595,151	19,426	1,614,577
5.05.01	Net income	0	0	0	1,538,281	0	1,538,281	21,756	1,560,037
5.05.02	Other comprehensive income	0	0	0	835	56,035	56,870	(2,330)	54,540
5.05.02.01	Adjustment of financial instruments	0	0	0	835	85,332	86,167	(3,531)	82,636
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	(29,297)	(29,297)	1,201	(28,096)
5.06	Internal changes of shareholders equity	0	0	562,954	(536,815)	(26,139)	0	(13,761)	(13,761))
5.06.01	Constitution of capital reserve	0	0	76,914	(76,914)	0	0	0	0
5.06.02	Realization of revaluation reserve	0	0	0	39,605	(39,605)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(13,466)	13,466	0	0	0
5.06.04	Dividend proposal	0	0	486,040	(486,040)	0	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	(13,761)	(13,761)
5.07	Final balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656

13

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO DECEMBER 31, 2009 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserve	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	883,533	(631,911)	799,870	5,792,683	258,163	6,050,846
5.03	Adjusted opening balance	4,741,175	16	883,533	(631,911)	799,870	5,792,683	258,163	6,050,846
5.04	Capital transactions within shareholders	0	0	(606,105)	(567,130)	0	(1,173,235)	(21,011)	(1,194,246)
5.04.06	Dividend	0	0	0	(571,671)	0	(571,671)	(6,767)	(578,438)
5.04.08	Approval of dividend proposal	0	0	(606,105)	0	0	(606,105)	(14,244)	(620,349)
5.04.09	Prescribed dividend	0	0	0	4,541	0	4,541	0	4,541
5.05	Total comprehensive income	0	0	0	1,657,999	(8,099)	1,649,900	31,456	1,681,356
5.05.01	Net income	0	0	0	1,657,297	0	1,657,297	31,571	1,688,868
5.05.02	Other comprehensive income	0	0	0	702	(8,099)	(7,397)	(115)	(7,512)
5.05.02.01	Adjustment of financial instruments	0	0	0	702	(11,910)	(11,208)	(174)	(11,382)
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	3,811	3,811	59	3,870
5.06	Internal changes of shareholders equity	0	0	719,340	(693,236)	(26,104)	0	(1,177)	(1,177)
5.06.01	Constitution of capital reserve	0	0	64,323	(64,323)	0	0	0	0
5.06.02	Realization of revaluation reserve	0	0	0	39,552	(39,552)	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	(13,448)	13,468	0	0	0
5.06.04	Dividend proposal	0	0	655,017	(655,017)	0	0	0	0
5.06.05	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	(1,177)	(1,177)
5.07	Final balance	4,741,175	16	996,768	(234,278)	765,667	6,269,348	267,431	6,536,779

14

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

CONSOLIDATED STATEMENTS OF ADDED VALUE  (in thousands of Brazilian  reais – R$)

Code	Description	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2008 to 12/31/2008
7.01	Revenues	18,421,036	16,963,483	0
7.01.01	Sales of goods, products and services	16,513,001	15,875,755	0
7.01.02	Other revenue	1,043,678	615,557	0
7.01.02.01	Revenue from construction of infrastructure distribution	1,043,678	615,557	0
7.01.03	Revenues related to the construction of own assets	916,026	508,421	0
7.01.04	Allowance for doubtful accounts	(51,669)	(36,250)	0
7.02	Inputs	(9,535,417)	(8,461,851)	0
7.02.01	Cost of sales	(6,914,197)	(6,695,256)	0
7.02.02	Material-Energy-Outsourced services-Other	(2,281,569)	(1,416,374)	0
7.02.04	Other	(339,651)	(350,221)	0
7.03	Gross added value	8,885,619	8,501,632	0
7.04	Retentions	(720,528)	(697,869)	0
7.04.01	Depreciation and amortization	(537,913)	(510,970)	0
7.04.02	Other	(182,615)	(186,899)	0
7.04.02.01	Intangible concession asset - amortization	(182,615)	(186,899)	0
7.05	Net added value generated	8,165,091	7,803,763	0
7.06	Added value received in transfer	521,084	378,423	0
7.06.02	Financial income	521,084	378,423	0
7.07	Added Value to be Distributed	8,686,175	8,182,186	0
7.08	Distribution of Added Value	8,686,175	8,182,186	0
7.08.01	Personnel	498,110	533,508	0
7.08.01.01	Direct Remuneration	379,198	357,309	0
7.08.01.02	Benefits	89,235	147,277	0
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	29,677	28,922	0
7.08.02	Taxes, Fees and Contributions	5,681,647	5,251,649	0
7.08.02.01	Federal	2,940,759	2,628,151	0
7.08.02.02	State	2,731,991	2,615,272	0
7.08.02.03	Municipal	8,897	8,226	0
7.08.03	Remuneration on third parties’ capital	946,381	708,161	0
7.08.03.01	Interest	931,649	698,622	0
7.08.03.02	Rental	14,732	9,539	0
7.08.04	Remuneration on own capital	1,560,037	1,688,868	0
7.08.04.02	Dividends	1,260,244	1,228,914	0
7.08.04.03	Retained earnings / losses	299,793	459,954	0

15

(Free Translation of the original in Portuguese)
STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the Management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company’s Management Report and Financial Statements, including the report of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2010. All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated.

1.        Initial Considerations

CPFL Energia’s performance in 2010 presented significant progress, mainly reflecting the solid development cycle that Brazil has been undergoing, the immense growth potential of the domestic market, evidenced by the growth of energy consumption in the areas that are served by our distribution companies, the results of the strategy to expand and diversify the Company’s portfolio of businesses and a permanent commitment to enhance the efficiency of the Group’s companies.

Capital expenditures for the period totaled R$ 1.8 billion. Of this, R$ 1.1 billion went to the distribution segment for the expansion and reinforcement of the electrical system. A further R$ 645 million was allocated to the generation segment, mainly to projects already under construction during the year while R$ 28 million was earmarked for the energy sales and value-added services segment.

Among the main factors leading to the Group’s performance, of particular note was the growth in sales within the distribution companies’ concession areas, which totaled 52,044 GWh, a 7.2% increase. Of this, 12,794 GWh were invoiced in the form of the Tariff for the Use of the Distribution System (TUSD). Sales to the captive market totaled 39,250 GWh, up 3.8%. On the other hand, generation and commercialization sales totaled 13,000 GWh, a 2.0% decline.

In the generation segment, the Group put three new projects that had been under construction into operation. In August, the Baldin Thermoelectric Plant (45 MW), which uses sugarcane biomass as fuel, came on stream. In October, the Foz do Chapecó Hydroelectric Plant (855 MW), in which the Group has a 51% ownership interest, was put into operation. In December, the Termonordeste Thermoelectric Plant (170.76 MW), in which the Group owns a 51% stake, went on the grid. Moreover, the Group acquired the Diamante Small Hydroelectric Power Plant (4.23 MW) located in the state of Mato Grosso. As a result, the CPFL Group’s total installed generating capacity ended 2010 with 2,309 MW.

We would like to highlight that, at the end of 2011, installed capacity will reach 2,511 MW, taking into account the startup of the Termoparaíba Thermoelectric Plant (January 2011) and the Bio Buriti, Ipê and Formosa biomass plants (scheduled for the second and the third quarters of 2011). In 2012, when the Bio Pedra and seven wind parks under construction in the state of Rio Grande do Norte (Santa Clara I, II, III, IV, V and VI and Euros VI) come on stream, the CPFL Group’s installed capacity will be 2,769 MW.

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It is also important to point out that the CPFL Group was one of the winners of the renewable energy auction held in August (ANEEL Auction no. 05/2010), as a result of which it will sell energy from the Campo dos Ventos II Wind Park (30 MW).

The performance and results achieved in 2010 reaffirm the Group’s business strategy, which is based on expanding its share of the Brazilian energy market and the constant striving toward achieving efficiency and productivity gains.

Projections for the next few years indicate consistent expansion of the Brazilian energy market as a result of the continuity of the country’s economic growth cycle. Planning for the expansion of the supply of electric energy has been pointing towards a diversification of the generation matrix, based on clean and renewable sources, two fields in which the Group has been demonstrating competence and competitiveness over the past few years. The prospects for consolidation of the Brazilian electricity industry remain intact. This is a trend that is directly related to the treatment that will be given the generation, transmission and distribution concession contracts that are to expire in the upcoming years. In the case of the energy distribution segment, the 3rd Tariff Revision Cycle will be an important vector for the segment, which is fundamental for the functioning and the sustainability of the entire Brazilian electric sector.

The CPFL Energia Group over the past few years has been developing the competencies necessary to position itself strategically and take advantage of the opportunities that are being created by the growth and diversification of the Brazilian economy, as demonstrated by the upwardly mobile movement of a number segments of the population along with a permanent striving to increase efficiency and competitiveness in an industry that is of strategic importance for the development of the country.

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SHAREHOLDING STRUCTURE (Simplified)

CPFL Energia is a holding company with stock participation in other companies:

Notes:

(1) Includes 0.1% of Camargo Corrêa S.A.’s stake;

(2) Controlling shareholders;

(3) Comprises 8 companies: Santa Clara I, II, III, IV, V and VI, Eurus VI and Campo dos Ventos II;

(4) Base: 12/31/2010.

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2.        Comments on the Situation

MACROECONOMIC ENVIRONMENT

The international economy suffered a major reversal between the second quarter of 2008 and the year of 2009. However, during the course of 2010 the world saw the recovery of the central countries and, to a greater extent, the emerging nations. Both groups of countries were stimulated through fiscal and monetary measures, seeking to stimulate domestic demand, which resulted in a strong increase in government spending and a resumption of consumer spending.

This recovery process, however, did not occur homogeneously. In fact, the emerging nations presented quick and intense recovery in view of the fact that their financial systems were not as shaken up by the crisis. Moreover, a number of emerging countries, such as China and Brazil, benefited from an investment cycle supported by expectations regarding the growth of their domestic markets. Finally, strong Chinese demand for basic inputs and food assured the recovery of the exports of the entire emerging nations’ bloc, contributing to the strengthening of their external accounts and for a resumption of economic activity, in some cases. The financial systems of the central and European countries, on the other hand, were strongly impacted during the crisis. As a result, these nations underwent a more critical stage involving restriction of credit, a drop in confidence and a decline in investments.

Nevertheless, since the last months of 2010, a different scenario has been emerging that should persist through 2011. Effectively, the U.S. economy has been recovering in a clearer manner due to the renewal and more aggressive nature of the anti-crisis measures. For their part, the emerging countries already have found the path to stability, a reflection of the elimination of fiscal and monetary stimuli in order to control inflation. In summary, this also should be the scenario for the Brazilian economy in 2011. It is estimated that the increase of the Brazilian GDP will be slow from over 7.5% in 2010 to 4.3% in 2011. The outlook for domestic consumption continues to be positive, in view of the investment cycle and the increase in family incomes within a context of low unemployment.

REGULATORY ENVIRONMENT

For the distribution segment, highlights of 2010 included the signing of the amendments to the distribution concession contracts for calculating the neutrality of sector charges, pursuant to AP 043/2009, and the proposal of general methodology and criteria for the tariff revisions of ht third cycle that was discussed in a Public Hearing in September, through AP 040. At the same time, the National Electric Energy Agency (ANEEL) concluded or placed into discussion other subjects considered to be important for the distribution companies, of which were notable: (i) Public Hearing no. 052/2009, with methodology for the composition of the construction modules of the distribution companies, in order to define their price lists for calculating the regulatory asset base (underway); (ii) Public Hearing no. 048/2010, for the consolidation of the regulation of tariff processes, for the preparation of the Tariff Regulation Procedures – PRORET (underway); (iii) Publication of REN 414/2010, which updates the general conditions for the supply of electric energy established pursuant to REN 456/1999, which it revokes; (iv) Public Hearing no. 120/2010, which proposes changes to the Tariff Structure applied to the distribution companies (underway); (v) Public Hearing no. 121/2010, proposing review of the useful life of the distributors’ assets and facilities (underway).

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On February 3, 2011 ANEEL held Public Hearing no. 005/2011, suspending tariff revisions of the companies until the approval of the proposed third cycle methodology.

In the generation segment, the main regulatory highlights during the year were: (i) application of MME Directive no. 463/2009, revising physical guarantees for hydroelectric power plants that are not centrally discharged; (ii) publication of ANEEL Resolution no. 409/2010, which deals with hydroelectric power plants that are not centrally discharged, participants in the Energy Reallocation Mechanism (MRE); (iii) publication of MME Directive no. 735/2010, which established the methodology for reviewing the physical guarantees for energy from inflexible thermoelectric plants; (iv) publication of MME Directive no. 861/2010, which established the methodology for reviewing the physical guarantees for hydroelectric power plants that are centrally discharged; and (v) preparation on the part of the MME of a draft of a Regulatory Decree for Art. 20 of Law no. 10.848/2004, in a manner to permit the change in the public service concession regime to independent production.

ELECTRIC ENERGY TARIFFS AND PRICES

Distribution Segment

2010 Annual Tariff Adjustment: ANEEL approved the annual Tariff Adjustment Index (IRT) for 2010 for the Group’s eight distribution companies as shown in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa	CPFL Paulista	RGE	CPFL Piratininga
Term >>>>>>	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	04/08/2010	06/19/2010	10/23/2010
Economic IRT	1.90%	-6.32%	5.81%	4.30%	4.15%	1.55%	1.72%	8.59%
Financial Components	8.19%	-6.89%	-0.65%	1.36%	-0.17%	1.15%	10.65%	1.52%
Total IRT	10.09%	-13.21%	5.16%	5.66%	3.98%	2.70%	12.37%	10.11%

2011 Annual Tariff Adjustment:  in February 2011, ANEEL approved the annual Tariff Adjustment Index (IRT) for 2011 of five distribution companies of the Group as shown in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Term >>>>>>	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011
Economic IRT	8.01%	6.42%	5.22%	6.57%	6.84%
Financial Components	15.61%	1.34%	0.25%	1.45%	2.66%
Total IRT	23.61%	7.76%	5.47%	8.02%	9.50%

Third Periodic Tariff Revision: The third periodic tariff revision cycle will begin in 2011. For this cycle, ANEEL is proposing new methodology for public hearings, with all of the proposals currently under discussion.

Generation Segment

The generators’ energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual change presented by the General Market Price Index (IGP-M). The contracts signed within the Regulated Contracting Environment (ACR) use the IPCA as the indexing indicator and the bilateral contracts signed with ENERCAN use a combination of dollar indexes and the IGP-M.

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3.        Operating performance

ENERGY SALES

Energy sales by distributors in the concession area totaled 52,044 GWh, an increase of 7.2% compared to the 48,568 GWh sold in 2009. Sales to the captive market totaled 39,250 GWh, up 3.8%, and 12,794 GWh were billed through the Tariff for the Use of the Distribution System (TUSD). Commercialization and generation sales totaled 13,000 GWh, representing a reduction of 2.0%.

The captive market highlights were the growths of residential and commercial classes, which together represented 52.4% of total consumption by the captive consumers of the Group’s distributors:

•       Residential and commercial classes: increases of 5.2%, for both classes. Higher temperatures than seen in 2009 and the accumulated effects of economic growth (increase in income and employment, access to credit, sales of electric and electronic appliances and sales of the retailers) that have been seen in the past several years allowed these classes to maintain a high level of consumption in 2010.

•       Industrial class: increase of 0.5%, influenced by the recovery of industrial activity and the weak comparison base of 2009 (international financial crisis), partially offset by the migration of customers to the free market, reflected in the growth of the TUSD.

The volume of energy corresponding to the consumption of free consumers in CPFL Energia’s concession areas invoiced in the form of the Tariff for the Use of the Distribution System (TUSD) was 12,794 GWh, an increase of 19.0%, a reflection of the recovery of industrial activity and the migration of customers to the free market.

Commercialization and generation sales (excluding related parties) totaled 13,000 GWh, which represented a 2.0% reduction, mainly due to the lower sales through bilateral contracts.

PERFORMANCE IN THE ELECTRIC ENERGY DISTRIBUTION SEGMENT

The Group continued its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Client service:  during the year, the Group developed new actions through its Projeto Ligado no Cliente (Focused on the Client Project), which seeks to establish excellent relationships through continuous improvement in the quality of its processes and makes available services that are adjusted for the specific characteristics, interests and expectations of each segment.

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Quality of energy supply:  one of the main backbones of the Group’s operating efficiency strategy. Below we are presenting the results achieved by the distribution This change stems, among other factors, from the following effects: increase of 3.8% in energy sales to the captive market and an increase of 42.9% (R$ 338 million with taxes) on revenues from the TUSD of free consumers. This result was partially offset by the companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Indicadores DEC e FEC 2010 (Valores anualizados)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	5,65	6,88	14,70	5,50	8,26	9,23	9,22	4,56
FEC	5,05	5,23	9,65	6,53	7,68	7,79	7,75	4,49

PERFORMANCE IN THE ELECTRIC ENERGY GENERATION SEGMENT

The Group’s installed generation capacity reached 2,309 MW in 2010. The Baldin, Foz do Chapecó and Termonordeste (Epasa) plants were placed into operation in August, October and December, respectively.

Also during the year, the Group acquired the Diamante Small Hydroelectric Power Plant, won the ANEEL Auction no. 05/2010, held in August 2010 for the commercialization of energy from the Campo dos Ventos II Wind Park located in the state of Rio Grande do Norte, and constituted CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra in order to develop sugarcane biomass generation projects in partnership with the Pedra Agroindustrial Group.

In January 2011, the Termoparaíba power plant initiated operations and, as a result of the energy projects currently under construction the installed capacity of the Group will increase 21.5% by 2013.

4.        Economic-financial performance

Management’s comments on the economic-financial performance and operating results should be read in conjunction with the audited financial statements and explanatory notes.

In 2010, CPFL Energia adopted the directives issued by the Accounting Pronouncements Committee (CPC), which are consistent with international accounting standards (IFRS).  Therefore, the statements and balances relating to 2009 (previously disclosed) were adjusted to reflect the changes stemming from the new procedures, making it possible to compare the periods that were presented.

Operating revenue

Net operating revenue grew 5.9% (R$ 666 million), reaching R$ 12,024 million. Excluding revenues earned through concession infrastructure construction (which does not affect the result due to the corresponding cost, in the same amount), net revenues would be R$ 10,980 million, an increase of 2.2% (R$ 238 million).

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following factors: (i) the positive impact on revenues in 2009 due to the inclusion of financial components in the tariff, such as: the pass-through of cost increases resulting from the switching on of thermal plants and the increase in foreign exchange rate in 2008 and the charging of an extraordinary rate adjustment to compensate losses incurred during the rationing period of 2001 (ending in 2009); and (ii) reduction of revenues through commercialization and generation by 2.0%, excluding related parties, mainly due to sales reduction in short term bilateral contracts that were in force in 2009, on the commercialization side.

Operating cash generation — EBITDA

EBITDA is a non-accounting measurement calculated by Management based on the sum of the earnings, taxes, financial income, depreciation/amortization and private pension fund.

Operating cash generation, measured by EBITDA, totaled R$ 3,350 million, a 3.0% reduction (R$ 102 million), mainly reflecting the positive impact of the 2009 tariff adjustment cited in the previous item. The cost of electric energy registered an increase of 3.5% (R$ 208 million), which was substantially covered in the revenue, with no material impact on EBITDA. The operating costs and expenses, from which are excluded expenses involving the private pension plan, depreciation and amortization, registered an increase of 10.3% (R$ 132 million).

The increase in the operating costs and expenses occurred as a result of the following factors: (i) increase of 7.3% (R$ 41 million) in personnel expenses, stemming mainly from the salary increases based on the collective bargaining agreements of 2009 and 2010; (ii) increase of 11.4% (R$ 8 million) in expenses incurred for materials; (iii) a 20.2% (R$ 78 million) rise in spending on third-party services; and (iv) 1.8% (R$ 5 million) increase in the other operating costs/expenses.

Net income

CPFL Energia posted net income of R$ 1,560 million in 2010, a 7.6% (R$ 129 million) reduction, mainly due to the following factors: (i) a 3.0% (R$ 102 million) reduction in EBITDA; (ii) a negative effect of 5.3% (R$ 41 million) with regard to Income Taxes and Social Contribution, mainly resulting from a lower volume of fiscal credits used in 2010, in the amount of R$ 59 million; (iii) a 14.3% (R$ 44 million) increase in net financial expenses; and (iv) a 4.7% net increase in depreciation and amortization (R$ 23 million) expenses. This result was partially offset by the positive effect (R$ 78 million) in the Private Pension Fund expense.

Dividends

The Management proposes the distribution of R$ 1,260 million in dividends to the holders of common shares, traded on BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (São Paulo Stock Exchange). The proposed amount corresponds to R$ 2.619770369 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in the dividend policy.

Excluding the R$ 774 million regarding the first half of 2010 (paid on September 30, 2010), the amount to be effectively paid will be R$ 486 million, equivalent to R$ 1,010190770 per share.

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Indebtedness

The company‘s indebtedness at the end of 2010 (including hedges) amounted to R$ 9,418 million, up 19.2%.

5.        Investments

In 2010, capital expenditures in the amount of R$ 1,801 million were carried out for maintenance and business expansion, of which R$ 1,128 million was earmarked for distribution, R$ 645 million went to generation and R$ 28 million was directed towards commercialization and services.

 Among CPFL Energia’s investments in 2010, the following were highlights:

  Distribution:  investments were made to expand and strengthen the electricity system in order to keep pace with the demands of market growth. Investments also went into improvements, maintenance and modernization of the electricity system, operating infrastructure and client services and for research and development programs, among others;
  Generation:  these mainly went to the Foz do Chapecó Hydroelectric Plant, Baldin Thermoelectric Plant and Epasa (Termonordeste and Termoparaíba Thermoelectric Plants), projects that have already gone into commercial operation, and the Bio Formosa, Bio Buriti, Bio Ipê and Bio Pedra Thermoelectric Plants, and Santa Clara I, II, III, IV, V and VI and the Eurus VI Wind Parks, all projects currently under construction.

Acquisitions during the period – through the subsidiary CPFL Geração, 100% of the following projects were acquired: (i) PCH Diamante (4.23 MW) and (ii) Campo dos Ventos II Wind Park (30 MW).

6.        Corporate governance

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBOVESPA and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

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The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of seven Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

7.        The stock market

CPFL Energia’s free float currently comprises 30.7% of its total capital stock and its shares are traded in Brazil (BM&FBovespa) and on the New York Stock Exchange (NYSE). In 2010, CPFL Energia’s shares appreciated by 25.7% on the BM&FBovespa and 33.7% on the NYSE, surpassing the Ibovespa and Dow Jones indexes, respectively, closing the year at R$ 41.20 per share and US$ 76.81 per ADR. Daily traded volume averaged R$ 33.3 million, of which R$ 17.4 million on the BM&FBovespa and R$ 15.9 million on the NYSE, representing a 22.1% increase.

8.         Sustainability and corporate responsibility

CPFL Energia has developed a permanent program to supervise the impact of its operations on its neighboring communities through the constant management of the economic, environmental and social risks inherent to its businesses. The year’s highlights:

Ethics Management and Development System: the Ethics Committee held 10 meetings and prepared and published an Orientation Summary about “System Access Identification Care and Concerns.”

Human Resources Management:  at the year-end, the company had 7,924 employees (7,450 in 2009) with an attrition rate of 10.1%. The Group’s companies ran a number of different management and training programs, focused on developing strategic business competencies, leadership succession productivity increases and employee occupational health and safety. The average number of hours of training per employee was 77.83, 7% higher than the benchmark suggested in the Sextante-2010 survey. Also during the year, for the ninth consecutive time CPFL Energia was ranked among the “150 Best Places for You to Work in Brazil,”published by Guia Você S/A/Exame magazine.

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Community relations: among other actions that seek to contribute to the development of the communities where CPFL Energia’s companies carry out their operations, the following were highlights: (i) CPFL Cultura - the cultural program continued to promote reflections about the contemporary world, with free meetings held in Campinas and regional locations that resulted in television programs, documentaries and other audiovisual products; (ii) CPFL Program for Reviving Philanthropic Hospitals - the 2008-2010 edition of the program benefited 42 hospitals located in 34 municipalities in the Araraquara, Araçatuba, Baixada Santista, Bauru, Jaú, Ribeirão Preto and Sorocaba regions; (iii) Program for Supporting Municipal Children’s and Teenagers’ Rights Programs (CMDCA) - in 2010, the CPFL Energia Group’s allocated about R$ 2.2 million using tax incentive funds for 356 projects in 156 municipalities of the concession area; and (iv) CPFL Social Management - the program, which offers training for the third sector, was inaugurated and began operating in the cities of Itapetininga and Avaré, benefiting 24 participants and 13 social organizations.

Influence and Leadership in the Value Chain: the Value Network, a forum that was initially dedicated to suppliers to exchange ideas and help develop a common agenda, was expanded and now includes electricity sector clients and partners.

Corporate commitments:  besides the commitments to which the company already is a signatory, in 2010 CPFL Energia adhered to the Climate Forum Workgroup Support Fund and the Business Movement for the Conservation and Sustainable Use of Biodiversity.

Environmental management: in 2010, CPFL Energia conducted a company-wide inventory of greenhouse gases for the year of 2009, calculating a total of 131,588 tCO2e. At the same time, each of the Group’s companies develop projects designed to maximize the use of energy sources while mitigating the socio-environmental impact of their activities.  The following were highlights: (i) Power generation - the sale of de 22,312 CO2 Emission Reduction Certificates (CERs) for small hydroelectric power plants and 111,354 CERs for the Monte Claro hydroelectric plant (Ceran); removal of 23,233 m³  of aquatic plants from the Americana small hydroelectric power plant reservoir; support for the Nature School Ship Association, which received 129,000 visits during the year; continuation of the activities of the Aquatic Biodiversity Conservation Program through the introduction of 65,000 fingerlings, the planting of 20,584 native seedlings in riparian zones and the maintenance of Fish Transposition Systems; at the Foz do Chapecó hydroelectric plant socio-environmental programs continued as planned, including the Basic Environmental Project and the New Path Program, designed to generate jobs and income. Furthermore, a partnership was signed with the Agricultural Secretariat of the municipality of Chapecó in order to develop the Good Water Program, whose goal is to preserve 700 hectares of headwaters and riparian areas; Ceran used the Cultural Incentive Law to sponsor a portion of the restoration of a cultural center in Veranópolis and a movie “A Casa Elétrica”; the activities of the Rural Development Fund (FDR) were continued, with funding being made available by Enercan for collective agribusiness activities, benefiting 417 families and helping social development in the region in the vicinity of the Campos Novos hydroelectric project; ISO 14.001:2004 environmental certification was achieved within the scope of the “System for management of the environmental risks of the UHE Barra Grande (Reservoir management, Operation and Maintenance, Power Generation)”; participation in the fund for the Development of the North-Northeast of the State of Goiás in conjunction with the Interamerican Development Bank (IDB), the Ministry of Mines and Energy, Furnas, Sebrae-Goiás and Tractebel Energia, with the objective of creating employment and incomes for the families affected by the Cana Brava and Serra da Mesa hydroelectric plants; and (ii) Energy distribution -  distribution of 240,000 seedlings through the urban street tree program; receipt of Environmental Certification (ISO 14001) extendable to its “Energy Subtransmission” activities covering11 substations and 3,223 km of transmission lines in the concession areas of CPFL Paulista and CPFL Piratininga; distribution of 35,000 noble tree species seedlings in RGE’s concession area.

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9.        Independent auditors

KPMG Auditores Independentes were hired by CPFL Energia to provide external auditing services relative to the examination of the Company’s financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide, in 2010, any non-auditing-related services whose fees were more than 5% of its total auditing fees.

10.  Closing acknowledgements

CPFL Energia’s Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout 2010. We would like to offer a special thank you to our employees for their skill, diligence and commitment to achieving the established objectives and targets.

Management

For further information on the performance of this or any other CPFL Group company, please visit our website at www.cpfl.com.br/ir.

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Annual Social Report / 2010 (*)
Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	2010 Value (R$ 000)			2009 Value (R$ 000)
Net Revenues (NR)	12,023,729			11,358,006
Operating Result (OR)	2,385,372			2,472,977
Gross Payroll (GP)	530,328			484,161
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	42,132	7.94%	0.35%	39,268	8.11%	0.35%
Mandatory payroll taxes	141,968	26.77%	1.18%	129,432	26.73%	1.14%
Private pension plan	27,382	5.16%	0.23%	25,140	5.19%	0.22%
Health	31,025	5.85%	0.26%	27,564	5.69%	0.24%
Occupational safety and health	2,395	0.45%	0.02%	1,801	0.37%	0.02%
Education	2,404	0.45%	0.02%	2,213	0.46%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	10,297	1.94%	0.09%	7,343	1.52%	0.06%
Day-care / allowance	1,560	0.29%	0.01%	1,570	0.32%	0.01%
Profit / income sharing	38,412	7.24%	0.32%	37,902	7.83%	0.33%
Others	9,123	1.72%	0.08%	4,202	0.87%	0.04%
Total - internal social indicators	306,698	57.94%	2.56%	276,435	57.13%	2.44%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	520	0.02%	0.00%	1,858	0.08%	0.02%
Culture	11,971	0.50%	0.10%	7,879	0.32%	0.07%
Health and sanitation	1,880	0.08%	0.02%	834	0.03%	0.01%
Sport	2,306	0.10%	0.02%	1,333	0.05%	0.01%
War on hunger and malnutrition	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Others	4,325	0.18%	0.04%	2,856	0.12%	0.03%
Total contributions to society	21,002	0.88%	0.18%	14,760	0.60%	0.14%
Taxes (excluding payroll taxes)	5,270,068	220.93%	43.83%	4,661,531	188.50%	41.04%
Total - external social indicators	5,291,070	221.81%	44.01%	4,676,291	189.10%	41.18%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	89,476	3.75%	0.74%	90,167	3.65%	0.79%
Investments in external programs and/or projects	92,260	3.87%	0.77%	69,215	2.80%	0.61%
Total environmental investments	181,736	7.62%	1.51%	159,382	6.45%	1.40%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	2010			2009
Nº of employees at the end of period	7,924			7,450
Nº of employees hired during the period	1,671			1,068
Nº of outsourced employees	ND			5,578
Nº of interns	236			210
Nº of employees above 45 years age	2,086			1,841
Nº of women working at the company	1,847			1,414
% of management position occupied by women	11.58%			9.43%
Nº of Afro-Brazilian employees working at the company	960			746
% of management position occupied by Afro-Brazilian employees	2.72%			1.27%
Nº of employees with disabilities	289			294
6 - Relevant information regarding the exercise of corporate citizenship	2010			2009
Ratio of the highest to the lowest compensation at company	79.33			59.2
Total number of work-related accidents	28			21
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 984,579	in Procon 2,303	in the Courts 4,083	in the company 801,942	in Procon 1,440	in the Courts 2,532
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 33.42%	in the company 100%	in Procon 100%	in the Courts 46.95%
Total value-added to distribute (R$ 000):	In 2010: 8,686,175			In 2009 * : 8,182,186
Value-Added Distribution (VAD):	65.41% government 5.73% employees 14.51% shareholders 10.90% third parties 3.45% retained			64.19% government 6.52% employees 15.02% shareholders 8.65% third parties 5.62% retained
7 - Other Information
Consolidated information
* Readjusted to adequate to IFRS Stardard.

For the financial items, it was used the percentage of stock paticipation. For the other information, such as: the number of employees and the legal lawsuits, the information was available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not examined by the independent auditors

13

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2010 AND 2009

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,661	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,439	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	1,272	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	180	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	51	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	33	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	72	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	41	16 years	July 2015

Installed power
Energy generation - operational	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 20 PCHs e 1 Thermal*	812 MW	812 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	45 MW	45 MW
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Limited company	Indirect 100%	Rio Grande do Sul	4 Small Hydroelectric Plants (RS)	2,65 MW	2,65 MW
(*) PCH - Small Hydropower Plant Central Hidrelétrica
(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

Energy generation - under development	Company Type	Equity Interest	Location	Number of plants / type of energy	Scheduled start-up date	Projected installed power

CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Thermal (Biomass)	2011	40 MW
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	50 MW
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2011	25 MW
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Private corporation	Indirect 100%	São Paulo	1 Thermal (Biomass)	2012	70 MW
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Limited Company	Indirect 100%	Rio Grande do Norte	1 Wind power	2012	30 MW
Campo dos Ventos I Energias Renovaveis S.A. ("Campo dos Ventos I")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos II Energias Renovaveis S.A. ("Campo dos Ventos II")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos III Energias Renovaveis S.A. ("Campo dos Ventos III")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos IV Energias Renovaveis S.A. ("Campo dos Ventos IV")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Campo dos Ventos V Energias Renovaveis S.A. ("Campo dos Ventos V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
Eurus V Energias Renovaveis S.A. ("Eurus V")	Private corporation	Indirect 100%	Rio Grande do Norte	1 Wind power	2013	30 MW
(*) The predicted installed power for the Santa Clara Wind Power complex is 188 MW.
(**) The projected installed power for the Campo dos Ventos Wind Power complex is 160 MW.

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

Subsidiaries that started its operations in 2010

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A., which started operations on August 27, 2010, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw.

Centrais Elétricas da Paraíba S.A.

The objective of Epasa is to develop, implement, operate and exploit two thermoelectric plants, “UTE Termoparaíba” and “UTE Termonordeste”, both powered by fuel oil. UTE Termonordeste started its operations on December 24, 2010 and UTE Termoparaíba on January 13, 2011.

Chapecoense Geração S.A.

The objective of the jointly-controlled subsidiary Chapecoense Geração is to build, operate and exploit the Foz do Chapecó Hydropower Plant. Three (3) generator units, with installed power of 213.75 MW each, started operations in 2010, on October 14, November 23 and December 30.  The last generator unit is scheduled to start operations by the end of the first quarter of 2011.

(2)  PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The Company also follows the guidelines of the Accounting Manual of the Public Electric Energy and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The individual financial statements are in conformity with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB, except for evaluation of investments in subsidiaries and jointly-owned entities, which are accounted for by the equity method, while for the IFRS they should be accounted for by the cost or fair value method.

The consolidated financial statements were also prepared and are presented in full conformity with the IFRS. These are the first consolidated statements prepared in accordance with this international practice.

Note 5 shows the main differences between the accounting practices adopted previously in Brazil and the current and effective standards presented herein.

The consolidated financial statements were authorized for issue by the Board of Directors on March 14, 2011.

2.2 Basis of measurement

The financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments at fair value through profit or loss measured, iii) available-for-sale financial assets are measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 10 – Deferred tax credits and debits;

•         Note 12 – Financial asset of concession;

•         Note 16 – Intangible assets;

•         Note 20 – Private Pension Fund;

•         Note 23 – Provision for contingency, and

•         Note 35 – Financial instruments.

2.4 Functional currency and presentation currency

The individual and consolidated financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency.

2.5 Basis of consolidation:

(i) Business combinations

- Acquisitions made after January 1, 2009

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

- Acquisitions prior to January 1, 2009

As part of the transition to the IFRS and CPC the Company opted not to re-present business combinations prior to January 1, 2009. In relation to acquisitions prior to January 1, 2009 the goodwill represents the amount recognized under the accounting practices adopted previously. This goodwill was tested for impairment at the transition date, in accordance with Note 3.6.

(ii) Subsidiaries and jointly-owned entities:

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity after the statement of income for the year in each year presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions within equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2010, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN and Paulista Lajeado.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, which are presented as an integral part of the financial statements in accordance with the CPC standards for public companies, while for the IFRS they represent additional financial information.

(3)  SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements:

ICPC 01 “Concession Agreements” establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rollforwarded from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 – Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model that does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the year at the same amounts.

3.2 Financial instruments:

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: these assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 6), (ii) marketable securities (Note 8) and (iii) derivatives (Note 35.d).

ii.       Held-to-maturity: these are assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company and its subsidiaries classify the following financial assets in this category: (i) security receivable from CESP (Note 8) and (ii) receivables of the subsidiary CPFL Paulista from CESP (Note 13).

iii.       Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 7), (ii) dividends and Interest on shareholders’ equity  (Note 14.2) and (iii) other credits (Note 13).

iv.       Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the revaluation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to its non-classification in the previous categories described. Since Management believes that the compensation will be made at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

 i.       Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set through profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 18) and (ii) derivatives (Note 35.d).

ii.       Not measured at fair value through profit or loss: these other financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (Note 17), (ii) loans and financing (Note 18), (iii) debt charges (Note 18); (iv) debenture charges (Note 19); (v) debentures (Note 19); (vi) public utilities (Note 24); (vii) dividends payable e (viii) other accounts payable (Note 25).

The Company accounts for warranties when these are issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the income to be appropriated, which will subsequently be recognized as the Company is released from the obligations and (ii) an asset equivalent to the right to compensation by the guaranteed party, subsequently amortized by receipt of cash or on a straight-line basis to profit or loss.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the inception of an agreement whether such arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the inception of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the year over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996, the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill that arises the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and tested annually for impairment.

Negative goodwill are registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as intangible in the consolidated financial statements.

Intangible assets corresponding to the right to operate concessions can have three separate origins, based on the following arguments:

 i.       Acquisitions through business combinations: the portion of goodwill arising from business combinations that corresponded to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.       Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collection uses for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3.1.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-update, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific assets and collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

•       Available-for-sale: by reclassification of the cumulative loss that has been recognized in the revaluation reserve in equity, to profit or loss. This reclassified loss is the difference between the acquisition cost, net of any principal repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to effective interest rate are reflected as a component of financial income.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment, as if it were a single asset.

3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

The subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 “Employee benefits”. Although the plans have particularities, they have the following characteristics:

 i.       Defined distribution plan: a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. To December 31, 2008, dividends in excess of the minimum of 25% had to be proposed and provision at each reporting date, subject to approval in an Annual General Meeting (AGM). According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity  determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 is only recognized as a liability in the Company's financial statement after the date of the Board's decision.

Under previous accounting practices, Interest on shareholders’ equity  was recorded in profit or loss and reversed for purposes of presentation of the statement of income for the year. In accordance with the new accounting practice, Interest on shareholders’ equity  is no longer shown in the statement of income for the year and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense for the period is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss for the year. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, approved by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by the above-mentioned weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 e IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/IFRIC, regulatory assets and liabilities cannot be recognized in the Company's financial statements as they do not meet the requirements for assets and liabilities described in the Framework for the Preparation and Presentation of Financial Statements. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

3.14 New standards and interpretations not yet adopted

Certain standards, amendments to the IFRS standards and interpretations issued by the IASB not yet effective for the year ended December 31, 2010, are listed below:

• Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.

• Improvements to IFRS 2010.

• IFRS 9 Financial Instruments

• Prepayment of a minimum fund requirement (Amendment to IFRIC 14)

• Amendments to IAS 32 Classification of rights issues.

The CPC has not yet issued pronouncements equivalent to the above-mentioned IFRSs, but it is expected to do so prior to the date on which they become mandatory.   Early adoption of the pronouncements on the IFRS is conditional on prior approval in a regulatory act of the Brazilian Securities Commission. The Company is analyzing the impact of these new standards on its financial statements.

(4)  DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)  FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As a result of the enactment of Laws 11.638/07 and 11.941/09, in 2008, the CPC issued and the CVM approved a series of accounting Pronouncements and Interpretations with the objective of bringing Brazilian accounting practices into line with the international financial reporting standards (“IFRS”). These pronouncements have been fully applied, completing the first stage of the convergence.

In order to fully complete the process, further pronouncements were issued in the course of 2009 and 2010, so that the consolidated financial statements for the year ending December 31, 2010 would be in line with international standards.

These financial statements are the first to have been prepared in conformity with the IFRS. In order to make the accounting practices standardization process possilble, the Company applied CPCs 37 and 43 and IFRS 1, adopting January 1, 2009 as the transition date.  Consequently, the 2009 financial statements are re-presented with the adjustments on adoption of the above-mentioned CPCs identified.

According to the pronouncements referred to above, there are mandatory retroactive application exceptions and optional exemptions.

Procedures adopted by the Company:

- Employee benefits: Recognition of the defined benefit type pension plans. In view of the impracticality of retroactive application, the Company took advantage of the exemption and all past gains and losses were recognized at January 1, 2009 against the accrued loss account.

- ICPC 01 – Concession agreements: Retroactive reconciliation of the financial assets and intangible assets accounted for in accordance with ICPC 01 and IFRIC 12. Accordingly, the Company did not use the exemption allowed for the transition rules.

- Business combinations: In accordance with the exemption permitted by CPC 37 and IFRS 1, the Company opted not to apply the requirements of CPC 15 – Business combinations retroactively in the transition to the International accounting standards. Accordingly, only business combinations occurring after January 1, 2009 reflect the requirements of this pronouncement.

- Deemed cost: CPC 37 allows the option to measure an item of property, plant and equipment at the deemed cost at the transition date, in accordance with Technical Interpretation ICPC 10 - Interpretation on the First Application to Property, Plant and Equipment and to Investment Property of Technical Pronouncements CPC 27, 28, 37 and 43. The Company opted to recognize the property, plant and equipment of the subsidiaries CPFL Sul Centrais and CPFL Geração at market value at the transition date.

- The estimates used in preparation of these financial statements at January 1, 2009 and December 31, 2009 are consistent with the estimates made on the same dates in accordance with the practices previously adopted in Brazil.

The impact of the transition to the international accounting practices on the balance sheet and equity at January 1, 2009 and December 31, 2009, and the profit or loss for the year 2009 are described below.

5.1 Reconciliation of the adjustments and reclassifications on adoption of the new accounting practices:

a)   Opening balance sheet at January 1, 2009:

ASSETS	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
CURRENT
Cash and cash equivalents		737,847	-	20,607	-	758,454
Consumers, Concessionaires and Licensees	5.3.2	1,721,028	(82,462)	6,121	(41,532)	1,603,155
Dividend and Interest on Capital		-	-	-	-	-
Financial investments		38,249	-	-	-	38,249
Tax credits		174,294	-	1,673	-	175,967
Derivatives		36,520	-	-	-	36,520
Provision for doubtful accounts		(82,462)	82,462	-	-	-
Inventories		15,594	7,636	-	-	23,230
Leasing		-	1,133	-	-	1,133
Deferred tax credits		220,144	(220,144)	-	-	-
Prepaid expenses	5.3.2	101,882	(14,065)	745	(88,562)	-
Deferral of tariff costs	5.3.2	638,229	-	-	(638,229)	-
Other		110,793	5,296	85	2,223	118,397
		3,712,118	(220,144)	29,231	(766,100)	2,755,105

NONCURRENT
Consumers, Concessionaires and Licensees	5.3.2	286,144	-	-	(7,814)	278,330
Associates, Subsidiaries and Parent Company		-	-	-	-	-
Escrow deposits		599,973	149,998	3	-	749,974
Financial investments		96,786	-	-	-	96,786
Tax credits		101,948	-	3,219	-	105,167
Derivatives		396,875	-	-	-	396,875
Deferred tax credits		1,132,736	220,144	-	241,251	1,594,131
Leasing		-	5,256	-	-	5,256
Financial asset of concession	5.3.3	-	-	-	582,241	582,241
Private pension fund		-	-	-	-	-
Other investments at cost		-	116,249	-	-	116,249
Prepaid expenses	5.3.2	99,210	(10,258)	-	(88,952)	-
Deferral of tariff costs	5.3.2	157,435	-	-	(157,435)	-
Other	5.3.8	221,330	5,002	15,891	46,238	288,461
Investments	5.3.8	103,598	(117,393)	-	13,795	-
Property, plant and equipment	5.3.3 /5.3.4 /5.3.6	6,614,347	-	398,467	(2,306,277)	4,706,537
Intangible assets	5.3.3 / 5.3.5	2,700,136	29,492	53	3,322,463	6,052,144
Deferred assets		20,536	(28,348)	7,812	-	-
TOTAL NONCURRENT ASSETS		12,531,054	370,142	425,445	1,645,510	14,972,151

TOTAL ASSETS		16,243,172	149,998	454,676	879,410	17,727,256

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
Suppliers		982,344	-	3,560	-	985,904
Interest on debt		29,081	-	937	-	30,018
Interest on debentures		102,112	-	1	-	102,113
Loans and financing		523,167	-	33,038	-	556,205
Debentures		580,076	-	-	-	580,076
Private pension fund	5.3.7	44,088	-	-	1,169	45,257
Regulatory charges		94,054	-	476	-	94,530
Taxes and contributions		464,339	-	437	(8,104)	456,672
Dividends and interest on equity	5.3.8	632,087	-	69	(614,644)	17,512
Estimated personnel costs		46,244	-	140	-	46,384
Provision for contingencies		15	(23)	8	-	-
Derivatives		53,443	-	-	-	53,443
Public utilities	5.3.5	-	-	-	15,228	15,228
Deferred tax debts		-	-	-	-	-
Deferral of tariff gains	5.3.2	165,871	-	-	(165,871)	-
Other accounts payable	5.3.2	524,898	(124,865)	978	(121,323)	279,688
TOTAL CURRENT LIABILITIES		4,241,819	(124,888)	39,644	(893,545)	3,263,030

NONCURRENT LIABILITIES
Suppliers		85,311	-	-	-	85,311
Interest on debt		74,104	-	-	-	74,104
Loans and financing		3,836,882	-	249,257	-	4,086,139
Debentures		2,026,890	-	-	-	2,026,890
Private pension fund	5.3.7	508,194	-	-	293,770	801,964
Taxes and contributions		2,242	-	1	-	2,243
Deferred tax debts		4,203	-	-	270,639	274,842
Provision for contingencies		107,642	274,886	(1)	-	382,527
Derivatives		961	-	-	-	961
Public utilities	5.3.5	-	-	-	408,887	408,887
Deferral of tariff gains	5.3.2	40,779	-	-	(40,779)	-
Other accounts payable	5.3.2/5.3.8	207,194	-	-	62,318	269,512
TOTAL NONCURRENT LIABILITIES		6,894,402	274,886	249,257	994,835	8,413,380

SHAREHOLDERS' EQUITY
Capital		4,741,175	-	-	-	4,741,175
Capital reserve		16	-	-	-	16
Revenue reserve		277,428	-	-	-	277,428
Additional dividend proposed	5.3.8	-	-	-	606,105	606,105
Revaluation reserve	5.3.8	-	-	-	799,870	799,870
Accumulated profit (loss)		-	-	-	(631,911)	(631,911)

Equity attributed to controlling shareholders		5,018,619	-	-	774,064	5,792,683
Equity attributed to noncontrolling shareholders		88,332	-	165,775	4,056	258,163

TOTAL SHAREHOLDERS' EQUITY		5,106,951	-	165,775	778,120	6,050,846

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,243,172	149,998	454,676	879,410	17,727,256

b)   Balance sheet at December 31, 2009

ASSETS	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
CURRENT
Cash and cash equivalents		1,473,175	-	14,068	-	1,487,243
Consumers, Concessionaires and Licensees	5.3.2	1,840,107	(81,974)	6,250	(11,525)	1,752,858
Dividend and Interest on Capital		-	-	-	-	-
Financial investments		39,253	-	-	-	39,253
Tax credits		190,983	-	1,295	-	192,278
Derivatives		795	-	-	-	795
Provision for doubtful accounts		(81,974)	81,974	-	-	-
Inventories		17,360	-	-	-	17,360
Leasing		-	2,949	-	-	2,949
Deferred tax credits		162,779	(162,779)	-	-	-
Prepaid expenses	5.3.2	124,086	(14,354)	28	(109,760)	-
Deferral of tariff costs	5.3.2	332,813	-	-	(332,813)	-
Other		145,055	11,405	100	-	156,560
		4,244,432	(162,779)	21,741	(454,098)	3,649,296

NONCURRENT
Consumers, Concessionaires and Licensees	5.3.2	226,314	-	-	(1,427)	224,887
Associates, Subsidiaries and Parent Company		-	-	-	-	-
Escrow deposits		654,506	139,671	-	-	794,177
Financial investments		79,835	-	-	-	79,835
Tax credits		110,014	-	3,221	-	113,235
Derivatives		7,881	-	-	-	7,881
Deferred tax credits		1,117,736	162,779	-	6,290	1,286,805
Leasing		-	21,243	-	-	21,243
Financial asset of concession	5.3.3	-	-	-	674,029	674,029
Private pension fund	5.3.7	-	3,054	-	6,671	9,725
Other investments at cost		-	116,477	-	-	116,477
Prepaid expenses	5.3.2	64,201	(6,573)	-	(57,628)	-
Deferral of tariff costs	5.3.2	42,813	-	-	(42,813)	-
Other	5.3.8	160,760	(14,670)	12,826	78,113	237,029
Investments	5.3.8	104,801	(117,621)	-	12,820	-
Property, plant and equipment	5.3.3 / 5.3.4 / 5.3.6	7,487,216	-	399,445	(2,673,622)	5,213,039
Intangible assets	5.3.3 / 5.3.5	2,554,400	22,218	347	3,486,136	6,063,101
Deferred assets		15,081	(21,074)	5,993	-	-
TOTAL NONCURRENT ASSETS		12,625,558	305,504	421,832	1,488,569	14,841,463

TOTAL ASSETS		16,869,990	142,725	443,573	1,034,471	18,490,759

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES	Reference	Previous	Reclassifications (see item 5.2)	Consolidation (see item 5.3.1)	Adjustments	New practices
Suppliers		1,021,348	-	104	-	1,021,452
Interest on debt		26,543	-	1,119	-	27,662
Interest on debentures		101,284	-	-	-	101,284
Loans and financing		697,223	-	31,691	-	728,914
Debentures		499,025	-	-	-	499,025
Private pension fund		44,484	-	-	-	44,484
Regulatory charges		62,999	-	751	-	63,750
Taxes and contributions		489,976	-	8,634	-	498,610
Dividends and interest on equity	5.3.8	684,185	-	4,836	(663,737)	25,284
Estimated personnel costs		50,620	-	278	-	50,898
Derivatives	5.3.5	7,012	-	-	-	7,012
Public utilities		-	-	-	15,697	15,697
Deferred tax debts	5.3.2	2,258	(2,258)	-	-	-
Deferral of tariff gains	5.3.2	313,463	-	-	(313,463)	-
Other accounts payable		584,614	(122,792)	1,055	(124,016)	338,861
TOTAL CURRENT LIABILITIES		4,585,034	(125,050)	48,468	(1,085,519)	3,422,933

NONCURRENT LIABILITIES
Suppliers		42,655	-	-	-	42,655
Interest on debt		62,427	-	-	-	62,427
Loans and financing		3,515,236	-	213,806	-	3,729,042
Debentures	5.3.7	2,751,169	-	-	-	2,751,169
Private pension fund		425,366	3,054	-	294,866	723,286
Taxes and contributions		1,639	-	-	-	1,639
Deferred tax debts		4,376	2,258	-	275,376	282,010
Provision for contingencies		38,181	262,463	-	-	300,644
Derivatives	5.3.5	5,694	-	-	-	5,694
Public utilities	5.3.2	-	-	-	405,837	405,837
Deferral of tariff gains	5.3.2/5.3.8	108,691	-	-	(108,691)	-
Other accounts payable		161,540	-	-	65,105	226,645
TOTAL NONCURRENT LIABILITIES		7,116,974	267,775	213,806	932,493	8,531,048

SHAREHOLDERS' EQUITY
Capital		4,741,175	-	-	-	4,741,175
Capital reserve		16	-	-	-	16
Revenue reserve	5.3.8	341,751	-	-	-	341,751
Additional dividend proposed	5.3.8	-	-	-	655,017	655,017
Revaluation reserve		-	-	-	765,667	765,667
Accumulated profit (loss)		-	-	-	(234,278)	(234,278)

Equity attributed to controlling shareholders		5,082,942	-	-	1,186,406	6,269,348
Equity attributed to noncontrolling shareholders		85,041	-	181,300	1,089	267,430

TOTAL SHAREHOLDERS' EQUITY		5,167,983	-	181,300	1,187,495	6,536,778

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		16,869,991	142,725	443,574	1,034,469	18,490,759

	Reference	Previous	Consolidation (see item 5.3.1)	Adjustments	New practices

NET OPERATING REVENUE	5.3.2 / 5.3.3 / 5.3.5 / 5.3.8	10,565,982	73,364	718,660	11,358,006

COST OF ELECTRIC ENERGY SERVICES

Cost of electric energy	5.3.2	(6,531,022)	(5,049)	521,562	(6,014,509)

Operating cost	5.3.2 / 5.3.3 / 5.3.4 / 5.3.5 / 5.3.6 / 5.3.7	(943,492)	(18,199)	(92,247)	(1,053,938)

Cost of services to third parties	5.3.3	(5,387)	-	(615,557)	(620,944)

OPERATING INCOME		3,086,081	50,116	532,418	3,668,615

Operating expense
Cost of sales	5.3.2	(255,114)	-	(85)	(255,199)
General and administrative expenses	5.3.2 / 5.3.3	(384,086)	(1,723)	(17,581)	(403,390)
Other operating expenses	5.3.2 / 5.3.3 / 5.3.4	(245,562)	(255)	18,474	(227,343)
		(884,762)	(1,978)	808	(885,932)

INCOME FROM ELECTRIC ENERGY SERVICE		2,201,319	48,138	533,226	2,782,683

Financial income
Income	5.3.2 / 5.3.8	376,996	2,851	(28,487)	351,360
Expense	5.3.3 / 5.3.5 / 5.3.8	(692,927)	(20,100)	51,961	(661,066)
		(315,931)	(17,249)	23,474	(309,706)

INCOME BEFORE TAXES		1,885,388	30,889	556,700	2,472,977

Social contribution		(155,459)	(2,787)	(50,101)	(208,348)
Income tax		(428,847)	(7,739)	(139,176)	(575,761)
		(584,306)	(10,526)	(189,277)	(784,109)

Net income for the year		1,301,082	20,363	367,423	1,688,868

Net income attributed to controlling shareholders		1,286,470	-	370,827	1,657,297
Net income attributed to noncontrolling shareholders		14,612	20,363	(3,404)	31,571

d) Reconciliation of assets, liabilities, equity and net income:
			Shareholders' equity
					Revaluation reserve
January 1, 2009	Assets	Liabilities	Capital and reserves	Additional dividend proposed	Deemed cost	Financial instruments	Accumulated profit or loss	Net Equity Parent Company	Noncontrolling interest	Total net Equity
Previous	16,243,172	11,136,221	5,018,619	-	-			5,018,619	88,332	5,106,951
Reclassifications										-
Escrow deposit	149,998	149,998	-					-		-
Other	(6,104)	(6,104)						-		-
Consolidation	454,847	289,074						-	165,773	165,773
Adjustments								-		-
Reversal of regulatory assets and liabilities	(1,022,524)	(331,569)					(690,794)	(690,794)	(162)	(690,956)
Pension plan	-	294,939					(294,939)	(294,939)	-	(294,939)
ICPC 01 - Concession agreements	200,186	-				208,930	(12,229)	196,701	3,485	200,186
Property, plant and equipment - deemed cost	1,002,991	-			1,002,991		-	1,002,991	-	1,002,991
Write-off of discount	12,828	-					12,828	12,828	-	12,828
Guarantees	45,860	63,692					(17,832)	(17,832)	-	(17,832)
Public utility	395,247	424,115					(18,764)	(18,764)	(10,104)	(28,868)
Other	372	(5)					377	377	-	377
Dividend	-	(614,642)		606,105				606,105	8,537	614,642
Tax effects	250,383	270,691			(341,016)	(71,035)	389,442	(22,609)	2,302	(20,307)
Balance after application of new practices	17,727,256	11,676,410	5,018,619	606,105	661,975	137,895	(631,911)	5,792,683	258,163	6,050,846

			Shareholders' equity
					Revaluation reserve
December 31, 2009	Assets	Liabilities	Capital and reserves	Additional dividend proposed	Deemed cost	Financial instruments	Accumulated profit or loss	Net Equity Parent Company	Noncontrolling interest	Total net Equity	Net income 2009
Previous	16,869,991	11,702,008	5,082,942					5,082,942	85,041	5,167,983	1,301,082
Reclassifications
Escrow deposit	139,671	139,671						-		-	-
Pension plan	3,054	3,054						-		-
Consolidation	443,576	262,275						-	181,301	181,301	20,363
Adjustments										-
Reversal of regulatory assets and liabilities	(555,966)	(548,095)					(7,987)	(7,987)	116	(7,871)	619,898
Pension plan	6,671	294,863					(288,192)	(288,192)	-	(288,192)	6,747
ICPC 01 - Concession agreements	185,027	-				196,817	(15,071)	181,746	3,280	185,026	(4,329)
Property, plant and equipment - deemed cost	963,440	-			963,440			963,440	-	963,440	(39,551)
Write-off of discount	12,828	-					12,828	12,828	-	12,828	-
Guarantees	50,052	71,151					(21,099)	(21,099)	-	(21,099)	(3,267)
Public utility	392,217	421,534					(19,291)	(19,291)	(10,026)	(29,317)	(450)
Depreciation generation assets	(27,288)	-					(21,730)	(21,730)	(5,558)	(27,288)	(27,288)
Other	1,197	(3,336)				(348)	5,311	4,963	(430)	4,533	4,941
Dividend	-	(664,522)		655,017				655,017	9,505	664,522	-
Tax effects	6,289	275,377			(327,570)	(66,672)	120,953	(273,289)	4,202	(269,087)	(189,278)
Balance after application of new practices	18,490,759	11,953,980	5,082,942	655,017	635,870	129,797	(234,278)	6,269,348	267,431	6,536,779	1,688,868

e)   2009 Statement of Cash Flow:

	Previous	Consolidation	Adjustments	New practices

Income including CSLL and IRPJ	1,870,776	25,406	576,795	2,472,977
Adjustments to income	1,181,792	35,414	86,612	1,303,818
Operating assets	364,677	343	(452,179)	(87,159)
Operating liabilities	(995,105)	(30,027)	(225,243)	(1,250,375)
Cash from operations	2,422,140	31,136	(14,015)	2,439,261

Acquisitions of property, plant and equipment	(1,233,695)	(10,620)	695,269	(549,046)
Additions of intangible assets	(93,317)	(31)	(585,706)	(679,054)
Other	78,755	4,208	(93,764)	(10,801)
Cash from investments	(1,248,257)	(6,443)	15,799	(1,238,901)

Cash from financing	(438,555)	(31,232)	(1,784)	(471,571)

Increase (decrease) in cash and cash equivalents	735,328	(6,539)	-	728,789
Opening cash and cash equivalents balance	737,847	20,607	-	758,454
Closing cash equivalents balance	1,473,175	14,068	-	1,487,243

5.2 Reclassification of the amounts of the financial statements published previously:

Certain reclassifications were made in order to adjust presentation of the financial statements to the new accounting standard, with a view to facilitating understanding of the Company's operations. These reclassifications relate basically to (i) reclassification of balances of escrow deposits that were previously presented net of provisions for contingencies, (ii) transfer of the balance of tax credits or debits from current to non-current and consequent offset of the balances of assets and liabilities in compliance with the provisions of CPC 26 – Presentation of the financial statements and CPC 32 – Income taxes, and (iii) transfer of balances between accounts to open or group items that became or ceased relevant in presentation of the balance sheet, after adoption of new practices.

5.3 Nature of the adjustments on first application of the IFRS

5.3.1 Consolidation adjustments:

The concept of consolidation applied by the accounting practices applied previously differs from the concepts established by CPCs 36 and 19, which are based on the control criterion. According to CPC 36, control is the ability to preside over the financial and operational policies of the entity so as to obtain the rewards of its activities. CPC 19 establishes that joint control exists when the strategic and operating decisions in relation to the activity require a unanimous consensus of the parties sharing the control, thereby permitting proportionate consolidation of the subsidiary's financial statements.

Application of these concepts for the investments held by the Company resulted in a change in the consolidation criterion for the subsidiary CERAN, which is now fully consolidated. The adjustment recognized in this lines refers to the amounts of the difference between 100% and the interest held in the subsidiary, which were added line by line for consolidation purposes.

5.3.2  Reversal of regulatory assets and liabilities

To December 31, 2008, the electric energy concessionaires had regulatory asset balances referring to pre-payments made by the concessionaire in relation to the increase in the electric energy acquisition cost and expenditure on system charges, among others, which were received by tariff increase granted by the regulatory authority in the following years. They also had regulatory liability balances in relation to the decrease in these non-manageable costs to be returned to the consumers by a subsequent reduction in the tariff.

In accordance with the new practices (Note 3.13), these regulatory assets and liabilities cannot be recognized, as they do not meet the criteria for definition of assets and liabilities as established in the Framework for the Preparation and Presentation of Financial Statements.

The adjustment made refers to the reversal of the balances of regulatory assets and liabilities of the distribution subsidiaries. Note 38 shows a breakdown of these balances for the reporting dates presented.

5.3.3 ICPC 01 – Concession Agreements and adjustment for reconciliation of the intangible infrastructure asset

In accordance with the previous accounting practices, the whole concession infrastructure was accounted for as a fixed asset tied to the concession. ICPC 01 changes the method for recognizing the concessions if certain conditions are met, such as: (i) control over the activities to be provided, to whom the services are provided and at what price, and (ii) the reversal of the assets to the Granting Authority at the end of the concession.

These definitions having been met, the infrastructure of the distribution concessionaires has been segregated and rollforwarded since the construction date, complying with the provisions of the CPCs and IFRSs, so that the following was recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession by collecting from the users of the public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive payment (compensation) by reversal of the assets at the end of the concession.

The financial concession asset was measured at fair value, based on the remuneration of the assets fixed by the regulatory body. The financial asset is classified as available-for-sale and is restated and amortized annually in accordance with the adjustment of its fair value, against the revaluation reserve in equity account.

The remaining amount was recognized in intangible assets and corresponds to the right to collect from consumers for the electricity energy distribution services, and amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

In accordance with ICPC01 and OCPC05, the distribution subsidiaries applied the concepts retroactively and reconstructed the infrastructure accounting base so that the costs used in formation of the intangible and financial asset are fully aligned with the provisions of the international accounting standards.

The adjustments to the lines of net income and services cost relate to recognition of the revenue from construction work of the distribution assets carried out by the concessionaires. For further details, see Note 3.1.

The following tables show the reclassifications and adjustments made in the distribution companies to comply with ICPC01, at January 1, 2009 and December 31, 2009.

	January 1, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,308,975	(3,308,975)	-	-
Intangible assets	717,570	2,938,831	(11,912)	3,644,489
Financial assets	-	370,144	212,097	582,241

	December 31, 2009
	Previous	Transfers between asset accounts	Adjustments to equity and income statement	New practices
Property, plant and equipment	3,579,720	(3,579,720)	-	-
Intangible assets	741,307	3,105,894	(15,177)	3,832,024
Financial assets	-	473,826	200,204	674,030

5.3.4  Recognition of property, plant at equipment at deemed cost

As previously mentioned, the Company opted to apply the exemption foreseen in CPC 37 in respect of evaluation of property, plant and equipment, at the transition date, for the assets of the subsidiaries CPFL Sul Centrais and CPFL Geração, taking the fair value of the transition date as the deemed cost.

The adjustment of this line corresponds to the recognition of the added value attributed to the revalued assets, against equity, amounting to R$ 1,002,991 (R$ 661,974 net of tax effects, at January 1, 2009).

5.3.5 Public utilities

On signing their Concession Agreements, the subsidiary CERAN and the jointly-controlled ENERCAN, BAESA and Foz do Chapecó assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

To December 31, 2008, the subsidiaries recognized the granting expenses in profit or loss in accordance with their maturities. Under the new practices, the Public Utilities liabilities, discounted to present value in accordance with the fundraising rates of each venture, have been recognized on the date of signing the contract, against an intangible asset related to the right to exploit the concession.

The adjustment at the transition date relates to recognition of the Public Utilities liability (less expenses recognized by the practices adopted previously), in the amount of R$ 424,115, against R$ 395,247 and R$ 28,868 (R$19,053 net of tax effects) in relation to recognition of the intangible asset and accumulated loss for the period.

5.3.6 Depreciation over the concession term

The concession agreements of the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó are ruled by Decree 2003, of 1996. In view of all the legal disputes and potential conflicts between (i) the wording of the Concessions Law, (ii) interpretations of the decree itself, and (iii) the way in which the concession agreements were drawn up, the Company conservatively made the adjustment to the related depreciation rates so that the property, plant and equipment related to the basic project would be depreciated over the useful life of the asset, provided it is restricted to the term of the concession.

5.3.7 Pension plan

- Employee benefit (pension plan)

As previously mentioned, the Company opted to recognize all accumulated actuarial gains and losses at January 1, 2009. The adjustment of R$ 294,939 (R$ 194,660 net of tax effects) corresponds to recognition of the accumulated actuarial loss at the transition date, in accordance with CPC 37, for all the defined benefit plans of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.

5.3.8 Other adjustments:

- Write-down of negative goodwill

In accordance with CPC 15 “Business Combinations”, negative goodwill recognized in accordance with the previous accounting practices should be written down at the transition date for the international accounting practices.

An adjustment of R$ 12,828 (R$ 8,466 net of tax effects) was made in the Investment in relation to the write-down against retained earnings in the opening equity at the transition date.

- Guarantees provided

The accounting practices adopted in Brazil to December 31, 2008 contained no specific pronouncement in respect of the requirements for accounting for guarantees, and issuing of guarantees was therefore not recognized in the financial statements.

As a result of adoption of the pronouncements on recognition, measurement, presentation and disclosure of financial instruments (CPC 38, CPC 39 and CPC 40) from January 1, 2009, the Company now recognizes guarantees issued in excess of its participation in the joint ventures.

These guarantees are recognized initially at the fair value of the obligation on issue. The Company therefore recognized a liability in Other Payables corresponding to the fair value of the guarantee contracted on January 1,  2009 to a total amount of R$ 63,692, which will be amortized by a credit in finance income as the guarantee risk is discharged.

The balancing items of R$ 45,860 were recognized as Other assets. The amount corresponding to the Company's participation in each jointly-owned subsidiary and the amounts that will not be reimbursed by the other shareholders of the jointly-owned subsidiaries are recognized in profit or loss as finance expense to maturity. Any remaining amount is subject to reimbursement by the other shareholders of the jointly-owned subsidiaries. The net adjustment against retained earnings at January 1, 2009 was R$ 17,832 (R$11,769 net of tax effects).

- Dividend and Interest on shareholders’ equity

The practices adopted previously determined that retained earnings should be distributed at the end of the year. A provision was recognized for the amount corresponding to appropriation of dividends as proposed by management even if it was subject to approval by the AGM.

In accordance with current accounting practices, as mentioned in Note 3.9, provisions are only recognized for amounts in excess of the minimum mandatory dividend after approval in an AGM, at which point they meet the obligation criteria determined by CPC 25. The adjustment stated reflects a reversal of the provision for an additional dividend to be paid in excess of the mandatory dividend not yet approved in a meeting payable.

- Revaluation reserve

The adjustments in this group relate to (i) recognition of the value-added of the cost allocated to the property, plant and equipment of the generators and (ii) the balancing item of the restatement of the financial concession asset.

- Non-controlling interest

In accordance with the new accounting practices (CPC 26), since January 1, 2009, the Company has classified the participation of non-controlling shareholders as part of the consolidated results and of equity in the consolidated financial statements.

To December 31, 2008, this amount was stated in liabilities in the consolidated balance sheet and the adjustment in this line corresponded to reclassification of the liability to equity.

The amount previously stated in net income is now stated as net income attributable to the Company and the portion of the noncontrolling interests as net income attributable to noncontrolling interests.

Re-presentation of the quarterly financial statements

The reconciliation of the effects of adoption of the new accounting practices on net income and equity for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 is presented below, in conformity with CVM Decision 656/2011:

	Consolidated
	Changes in the quarter			Changes in the quarter
	1st Quarter 09	2nd Quarter 09	3rd Quarter 09	1st Quarter 10	2nd Quarter 10	3rd Quarter 10
Previous net income	282,703	288,968	289,674	390,199	384,230	387,659
Adjustments
Reversal of regulatory assets and liabilities	(11,811)	217,435	281,226	164,329	(37,348)	(61,391)
Pension plan	19	19	18	3	3	3
ICPC 01 - Concession agreements	(1,028)	(1,170)	(831)	10,646	10,591	10,504
Property, plant and equipment - deemed cost	(9,884)	(9,885)	(9,891)	(9,887)	(9,880)	(9,906)
Write-down of discount	-	-	-	-	-	-
Guarantees	(972)	521	436	(3,481)	(4,638)	(4,714)
Public utility	153	236	215	(2,510)	(3,435)	(2,707)
Depreciation rate	(6,822)	(6,822)	(6,822)	(6,822)	(6,822)	(6,822)
Other	709	1,196	1,458	1,867	1,265	1,546
Tax effects	10,797	(81,794)	(107,544)	(62,442)	19,370	28,733
Effects of adjustments on the Noncontrolling interests	844	614	827	1,024	1,766	1,243
Net parent company income after application of the new practices	264,708	409,318	448,766	482,926	355,102	344,148
Noncontrolling interests as a result of the change in consolidation practices	2,927	6,914	6,235	3,542	4,011	5,847
Effects of adjustments on the Noncontrolling interests	(845)	(614)	(827)	(1,024)	(1,766)	(1,243)
Previous Noncontrolling interests	2,086	2,699	3,510	2,419	2,423	2,029
Total net income after adoption of the new practices	268,877	418,317	457,684	487,863	359,770	350,781

	Consolidated
	Changes in the period			Changes in the period
	1st Quarter 09	2nd Quarter 09	3rd Quarter 09	1st Quarter 10	2nd Quarter 10	3rd Quarter 10
Previous net income	282,703	571,671	861,345	390,199	774,429	1,162,088
Adjustments
Reversal of regulatory assets and liabilities	(11,811)	205,624	486,850	164,329	126,981	65,590
Pension plan	19	38	56	3	6	9
ICPC 01 - Concession agreements	(1,028)	(2,198)	(3,029)	10,646	21,237	31,741
Property, plant and equipment - deemed cost	(9,884)	(19,769)	(29,660)	(9,887)	(19,767)	(29,673)
Write-off of discount	-	-	-	-	-	-
Guarantees	(972)	(451)	(15)	(3,481)	(8,119)	(12,833)
Public utility	153	389	604	(2,510)	(5,945)	(8,652)
Depreciation rate	(6,822)	(13,644)	(20,466)	(6,822)	(13,644)	(20,466)
Other	709	1,905	3,363	1,867	3,132	4,678
Tax effects on the adjustments	10,797	(70,997)	(178,541)	(62,442)	(43,072)	(14,339)
Effects of adjustments on the Noncontrolling interests	845	1,459	2,286	1,024	2,790	4,033
Net parent company income after application of the new practices	264,709	674,027	1,122,793	482,926	838,028	1,182,176
Non-cntrolling interests as a result of the change in consolidation practices	2,927	9,841	16,076	3,542	7,553	13,400
Effects of adjustments on Noncontrolling interests	(845)	(1,459)	(2,286)	(1,024)	(2,790)	(4,033)
Previous Noncontrolling interests	2,086	4,785	8,295	2,419	4,842	6,871
Total net income after application of the new practices	268,877	687,194	1,144,878	487,863	847,633	1,198,414

	Consolidated
	Quarter ended in			Quarter ended in
	March 31, 2009	June 30, 2009	September 30, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Previous equity	5,301,322	5,020,641	5,312,835	5,473,141	5,138,168	5,525,827
Adjustments
Reversal of regulatory assets and liabilities	(702,768)	(485,332)	(204,106)	156,457	119,110	57,718
Pension plan	(294,920)	(294,901)	(294,883)	(288,212)	(288,206)	(288,200)
ICPC 01 - Concession agreements	193,965	191,203	188,099	216,120	247,023	274,073
Property, plant and equipment - deemed cost	993,107	983,222	973,331	953,553	943,673	933,767
Write-down of discount	12,828	12,828	12,828	12,828	12,828	12,828
Guarantees	(18,804)	(18,283)	(17,847)	(24,580)	(29,218)	(33,932)
Public utility	(28,715)	(28,478)	(28,263)	(59,117)	(62,549)	(65,258)
Depreciation rate	(6,822)	(13,644)	(20,466)	(6,822)	(13,644)	(20,466)
Other	827	1,704	2,889	4,928	7,294	8,673
Dividend	614,647	576,624	-	664,522	780,941	-
Tax effects on the adjustments	(7,656)	(88,801)	(195,397)	(337,707)	(325,620)	(302,456)
Effects of adjustments on the Noncontrolling interests	(3,186)	1,053	6,853	87	6,384	14,142
Parent company equity after application of the new practices	6,053,825	5,857,836	5,735,873	6,765,198	6,536,184	6,116,716
Effects of adjustments on Noncontrolling interests	3,186	(1,053)	(6,853)	(87)	(6,384)	(14,142)
Noncontrolling interests as a result of the change in consolidation practices	168,700	175,614	181,850	184,843	188,852	194,699
Previous Noncontrolling interests	85,384	82,611	85,612	87,195	72,905	74,494
Total equity after adoption of the new practices	6,311,095	6,115,008	5,996,482	7,037,149	6,791,557	6,371,767

Equity of the controlling interests	6,053,825	5,857,836	5,735,873	6,765,198	6,536,184	6,116,716
Noncontrolling interests	257,270	257,172	260,609	271,951	255,373	255,051

(6)   CASH AND CASH EQUIVALENTS

	Parent Company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Bank balances	4,700	5,029	325	361,746	313,104	123,760

Short-term financial investments	106,258	214,097	15,377	1,201,149	1,174,139	634,694

Total	110,958	219,126	15,702	1,562,895	1,487,243	758,454

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(7)  CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at December 31, 2010, 2009 and January 1, 2009:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 dias	> 90 dias	December 31, 2010	December 31, 2009	January 1, 2009
Current
Consumer classes
Residential	289,992	191,137	21,410	502,539	485,541	407,544
Industrial	119,408	75,898	37,637	232,943	264,798	249,592
Commercial	113,061	43,835	13,059	169,955	189,080	154,569
Rural	29,486	7,082	2,526	39,094	32,671	32,079
Public administration	26,663	5,049	902	32,614	60,943	29,396
Public lighting	24,372	2,166	15,211	41,749	60,557	81,159
Public utilities	34,814	4,743	498	40,055	35,380	31,324
Billed	637,796	329,910	91,243	1,058,949	1,128,970	985,663
Unbilled	465,077	-	-	465,077	388,162	355,627
Financing of Consumers' Debts	81,150	7,007	23,984	112,141	91,437	55,902
Free energy	3,727	-	-	3,727	3,506	457
CCEE transactions	23,932	-	-	23,932	14,722	45,364
Concessionaires and Licensees	193,852	-	-	193,852	184,891	175,282
Provision for doubtful accounts	-	-	(80,691)	(80,691)	(81,974)	(82,462)
Other	35,485	2,542	1,078	39,104	23,144	67,322
Total	1,441,019	339,459	35,614	1,816,091	1,752,858	1,603,155

Non current
Financing of Consumers' Debts	154,438	-	-	154,438	140,893	151,573
Free energy	-	-	-	-	38	145
CCEE transactions	41,301	-	-	41,301	41,301	39,416
Concessionaires and Licensees	-	-	-	-	42,655	87,196
Total	195,739	-	-	195,739	224,887	278,330

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable.

Electric Energy Trading Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the short-term market. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; and (iii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante Energia S.A. by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

In 2008, amounts receivable of R$ 127,965 from AES Tietê S/A (“AES Tietê”) were also recognized by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recognizing of the same amount as accounts payable) to CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission Systems.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts are being paid both by the generator and by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. The balance of the operation at December 31, 2010 was R$ 42,655, classified in current assets.

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
At January 1, 2009	(82,462)
Provision recognized	(88,298)
Recovery of revenue	52,048
Write-off of accounts receivable provisioned	36,738
At December 31, 2009	(81,974)
Provision recognized	(108,663)
Recovery of revenue	56,995
Write-off of accounts receivable provisioned	52,951
At December 31, 2010	(80,691)

(8)  FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

At December 31, 2010, current assets balance of the parent company is R$ 42,533 (R$ 39,253 in 2009 and R$ 38,249 at January 1, 2009), and noncurrent is R$ 39,216 (R$ 62,179 in 2009 and R$ 87,117 at January 1, 2009). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(9)  RECOVERABLE TAXES

	Parent Company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Current
Prepayments of social contribution - CSLL	-	-	486	1,046	8,189	24,135
Prepayments of income tax - IRPJ	379	42	1,637	2,298	19,549	5,531
Income tax and social contribution to be offset	872	3,023	3,485	11,560	15,424	14,361
Withholding tax - IRRF	761	9,367	31,479	38,927	42,959	69,681
IRRF on interest on equity	32,909	31,867	-	34,088	33,095	25
ICMS to be offset	-	-	-	71,833	48,271	40,421
Social integration program - PIS	-	-	-	3,852	4,545	3,390
Contribution for Social Security financing- COFINS	42	-	9	13,401	12,028	11,177
National Social Security Institute - INSS	-	-	-	2,192	1,115	961
Other	29	11	64	13,828	7,103	6,285
Total	34,992	44,310	37,160	193,025	192,278	175,967

Noncurrent
Social contribution to be offset - CSLL	-	-	-	32,389	29,999	27,315
Income tax to be offset - IRPJ	-	-	-	1,002	1,001	3,400
Social integration program - PIS	2,787	2,787	2,787	2,787	2,787	2,787
ICMS to be offset	-	-	-	101,381	74,212	70,161
Other	-	-	-	1,410	5,236	1,504
Total	2,787	2,787	2,787	138,969	113,235	105,167

 Social contribution to be offset – In noncurrent, the balance refers basically to the final favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the outcome of the administrative procedures for ratification of the credit with the Federal Revenue Office, in order to offset the credit.

ICMS to be offset - mainly refers to the credit recorded on acquisition of a permanent asset.

(10)  DEFERRED TAXES

10.1- Breakdown of tax credits and debits:

	Parent Company			Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Social contribution credit
Tax loss carryforwards	42,715	42,048	24,123	51,805	52,174	38,707
Tax benefit of merged goodwill	-	-	-	172,255	191,184	199,103
Temporarily non-deductible differences	724	833	588	(12,418)	(3,941)	58,777
Subtotal	43,439	42,881	24,711	211,642	239,417	296,587

Income tax credit
Tax losses	129,690	128,553	84,493	143,867	132,471	93,782
Tax benefit of merged goodwill	-	-	-	583,723	641,757	672,155
Temporarily non-deductible differences	4,599	4,765	18,352	(33,619)	(11,081)	178,885
Subtotal	134,289	133,318	102,845	693,971	763,147	944,822

PIS and COFINS credit
Temporary non-deductible differences	-	-	-	78	2,231	77,880

Total	177,729	176,199	127,556	905,691	1,004,795	1,319,289

Total tax credit	177,729	176,199	127,556	1,183,458	1,286,805	1,594,131
Total tax debit	-	-	-	(277,767)	(282,010)	(274,842)

10.2 - Tax Benefit of Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 16.

	Consolidated
	December 31, 2010		December 31, 2009		January 1, 2009
	CSLL	IRPJ	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	94,584	262,733	103,736	288,152	113,571	315,477
CPFL Piratininga	21,274	73,002	23,207	79,630	25,285	86,760
RGE	41,117	169,806	44,378	183,269	47,447	195,943
CPFL Santa Cruz	4,705	14,794	5,862	18,435	7,126	22,405
CPFL Leste Paulista	2,622	7,986	3,451	9,586	1,714	4,761
CPFL Sul Paulista	3,767	11,758	5,020	13,943	1,678	4,662
CPFL Jaguari	2,305	7,001	3,027	8,411	1,603	4,452
CPFL Mococa	1,456	4,527	1,966	5,461	679	1,887
CPFL Geração	-	30,877	-	33,379	-	35,808
CPFL Serviços	425	1,239	537	1,491	-	-
Total	172,255	583,723	191,184	641,757	199,103	672,155

10.3 - Accumulated balances on temporary nondeductible differences:

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Provision for contingencies	18,396	50,984	-	21,884	60,454	-	22,217	76,500	-
Tariff review - remuneration base	-	-	-	-	-	-	2,819	7,830	-
Private pension fund	3,051	9,473	-	4,097	12,377	-	4,770	14,247	-
Allowance for doubtful accounts	7,426	21,026	-	7,389	20,927	-	7,101	20,123	-
Free energy provision	3,730	10,362	-	2,410	6,694	-	-	-	-
Research and Development and Energy Efficiency Programs	15,079	41,883	-	16,736	46,477	-	16,703	46,396	-
Profit-sharing	2,338	7,160	-	1,986	6,267	-	1,864	5,924	-
Depreciation rate difference - Revaluation	9,306	25,846	-	9,898	27,494	-	11,036	30,650	-
Financial instruments (IFRS / CPC)	623	1,595	-	832	2,255	-	533	1,464	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(6,276)	(17,433)	-	(4,025)	(11,183)	-	(4,174)	(11,593)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(1,076)	(3,030)	(1,399)	1,561	4,337	1,607	69,887	194,138	77,800
Actuarial losses on the transition of accounting practices (IFRS/CPC)	27,035	75,098	-	26,042	72,340	-	26,673	74,086	-
Other adjustments changes in practices	63	174	-	13	36	473	2,726	7,577	80
Other	12,390	33,540	1,477	6,387	15,860	151	540	205	-

Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(25,337)	(70,388)	-	(18,019)	(50,051)	-	(19,090)	(53,027)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(79,166)	(219,909)	-	(81,132)	(225,365)	-	(84,828)	(235,635)	-

Total	(12,418)	(33,619)	78	(3,941)	(11,081)	2,231	58,777	178,885	77,880

10.4 Expected Recovery

	Parent Company	Consolidated
2011	17,872	193,580
2012	16,214	93,750
2013	15,227	85,683
2014	14,194	62,181
2015	13,096	58,847
2016 to 2018	33,676	130,816
2019 to 2021	26,313	87,942
2022 to 2024	20,803	48,438
2025 to 2027	16,023	124,183
2028 to 2030	4,311	20,271
Total	177,729	905,691

10.5 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2010 and 2009:

	Parent Company
	2010		2009
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	1,573,800	1,573,800	1,619,634	1,619,634
Adjustments to reflect effective rate:
- Equity in subsidiaries	(1,755,270)	(1,755,270)	(1,817,599)	(1,817,599)
- Amortization of intangible asset acquired	115,782	145,302	121,319	148,749
- Other permanent additions, net	3,536	3,225	4,546	3,811
- Income from interest in equity	197,444	197,444	199,745	199,745
- Elimination Law 11.941/09 art. 4	-	-	(30,316)	(30,316)
Calculation base	135,292	164,501	97,329	124,024
Statutory rate	9%	25%	9%	25%
Tax credit result	(12,176)	(41,126)	(8,760)	(31,006)
- Tax credit allocated	4,343	13,440	20,639	56,790
Total	(7,833)	(27,686)	11,879	25,784

Current	(8,392)	(28,660)	(6,292)	(12,276)
Deferred	559	974	18,171	38,060

	Consolidated
	2010		2009
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	2,385,372	2,385,372	2,472,977	2,472,977
Adjustments to reflect effective rate:
- Amortization of intangible asset acquired	115,782	146,194	121,319	149,623
- Realization CMC	11,589	-	13,549	-
- Tax incentives - PIIT	(6,058)	(6,050)	(483)	(483)
- Effect of presumed profit system	(17,622)	(20,448)	(34,090)	(39,790)
- Other permanent additions/(eliminations), net	16,838	(35,338)	2,256	(20,876)
- Elimination Law 11.941/09 art. 4			(32,143)	(32,143)
Calculation base	2,505,901	2,469,730	2,543,385	2,529,308
Statutory rate	9%	25%	9%	25%
Tax credit result	(225,531)	(617,433)	(228,905)	(632,327)
- Tax credit allocated	4,296	13,333	20,557	56,566
Total	(221,235)	(604,100)	(208,348)	(575,761)

Current	(200,878)	(554,443)	(138,771)	(366,432)
Deferred	(20,357)	(49,657)	(69,577)	(209,329)

Amortization of Intangible asset acquired – business combinations - Refers to the non-deductible portion of amortization of intangible assets derived from the acquisition of investees.

Realization of Complimentary Restatement CMC - Refers to the depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8.200/91, which is not deductible for purposes of determination of social contribution.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of a revision of projections, which resulted in a margin recorded to complete the accounting entries.

Elimination under Law n° 11.941/09 – Refers to the reductions in interest, fines and legal charges on liabilities, as a result of adhering to REFIS IV, in accordance with the sole paragraph of article 4 of Law nº 11.941/09.

10.6 Unrecognized tax credits

The parent company has tax loss carryforwards of R$ 158,028 that could be recognized in the future, in accordance with reviews of the annual projections of taxable income.

The subsidiary Sul Geradora has income tax and social contribution assets on tax loss carryforwards of R$ 72,492 that were not recognized as it could not be reliable estimated whether future taxable profit will be available against which they can be utilized. There is also no prescriptive period for use of the tax loss carryforwards.

(11)  LEASES

The subsidiary CPFL Brasil provides services and leases equipment relating to own power production, in which it is the lessor, and the main risks and rewards of ownership of the assets are transferred to the lessees.

Investments in these finance lease projects are recognized at the present value of the minimum payments receivable which are treated as amortization of the investment and financial income is recognized in profit and loss for the year over the term of the contracts.

The investments produced financial income for the year of R$ 5,363 (R$ 2,276 in 2009).

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Present value of the minimum payments receivable	102,769	104,835	21,339
Unrealized financial income	(71,701)	(80,643)	(14,950)
Gross investment	31,068	24,192	6,389

Current	4,754	2,949	1,133
Noncurrent	26,314	21,243	5,256

	Within 1 year	1 to 5 years	Over 5 years	Total
Present value of the minimum payments receivable	13,591	48,495	40,683	102,769

(12)  FINANCIAL ASSET OF CONCESSION

Consolidated
At January 1, 2009	582,241
Additions	104,587
Marked to market	(10,830)
Disposal	(1,969)
At December 31, 2009	674,029
Additions	179,501
Marked to market	82,637
Disposal	(1,521)
At December 31, 2010	934,646

The balance refers to the fair value of the financial asset in relation to the right established in the concession agreements of the energy distributors to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing of the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to market value is recognized against the revaluation reserve in equity.

(13)  OTHER CREDITS

	Consolidated
	Current			Noncurrent
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Receivables from CESP	-	8,923	24,021	-	-	11,964
Receivables from BAESA's shareholders	17,128	15,503	14,147	-	15,503	28,296
Advances - Fundação CESP	7,995	6,299	5,700	-	-	-
Advances to suppliers	16,659	6,134	-	-	-	-
Pledges, funds and tied deposits	2,108	1,804	513	89,051	99,762	132,906
Fund tied to foreign currency loans	-	-	-	21,221	19,148	30,023
Orders in progress	13,988	4,484	16,214	-	-	2,379
Services rendered to third parties	73,163	48,845	18,600	-	-	42
Reimbursement RGR	5,683	5,504	5,173	1,909	1,611	766
Advance energy purchase agreements	15,817	13,989	12,061	65,786	61,847	40,970
Prepaid expenses	29,565	14,351	9,050	2,724	6,573	5,443
Collection agreements	26,573	4,263	-	-	-	-
Other	44,733	26,461	12,918	41,415	32,585	35,672
Total	253,412	156,560	118,397	222,106	237,029	288,461

Receivables - BAESA Shareholders - From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, BAESA’s shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the CDI rate and offset over 36 months from January, 2009.

Advances - Fundação CESP – Refers to advances to employee for welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: collateral offered to guarantee CCEE operations and guarantees granted to jointly-owned subsidiaries.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Services Rendered to Third Parties: Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

Collection agreements - Refers to agreements between the distributors and city halls and companies for collection  through the electric energy bills and subsequent pass-through  of amounts related to public letting, newspapers, healthcare, residential insurance, etc. From April 2010, as a result of introduction of the new billing system - CCS, the subsidiaries change the accounting method (from collection-based to billing-based recognition), affecting accounting for both receivables and payables (Note 25).

(14)  INVESTMENTS

	Parent Company
	December 31, 2010	December 31, 2009	January 1, 2009
Permanent equity interests - equity method
By equity method of the subsidiary	4,764,697	4,493,465	3,946,113
Value-added of assets, net	1,396,323	1,508,764	1,538,332
Goodwill	6,055	4,048	-

Total	6,167,075	6,006,277	5,484,445

14.1 - Permanent equity interests:

		December 31, 2010				December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Investment (*)	Number of shares held (thousands)	Total assets	Capital	Shareholders' Equity	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	109,810	4,750,491	109,810	808,682	695,761	808,682	689,479	695,761	750,347
CPFL Piratininga	53,031,259	2,235,605	70,587	396,907	301,746	396,907	278,139	301,746	273,790
RGE	807,168	2,724,908	867,604	1,186,850	245,090	1,186,850	1,147,092	245,190	193,691
CPFL Santa Cruz	371,772	232,476	45,330	101,759	18,291	101,759	110,228	18,290	34,810
CPFL Leste Paulista	895,373	144,696	12,217	66,912	12,465	66,912	64,713	12,330	14,908
CPFL Jaguari	212,126	82,409	5,716	43,433	11,578	43,433	39,802	11,212	9,577
CPFL Sul Paulista	463,482	121,101	10,000	62,467	15,839	62,467	53,208	15,341	12,790
CPFL Mococa	121,761	63,597	9,850	36,691	8,563	36,691	33,566	8,296	8,813
CPFL Geração	205,487,716	3,982,955	1,039,618	1,908,873	232,673	1,908,873	1,913,900	232,673	299,865
CPFL Brasil	2,999	544,728	2,999	94,234	193,076	94,234	114,116	193,076	211,447
CPFL Atende (**)	1	16,275	1	(755)	504	(755)	(1,259)	504	(376)
CPFL Planalto	630	8,501	630	6,350	11,114	6,350	4,782	11,114	7,531
CPFL Serviços	1,482,334	34,168	5,800	4,307	1,844	4,307	2,351	2,005	(8,144)
CPFL Jaguariuna	189,620	2,677	2,481	1,654	(526)	1,654	2,180	(526)	(301)
CPFL Jaguari Geração	40,108	46,406	40,108	46,333	8,451	46,333	41,168	8,258	8,851
Chumpitaz	100	-	-	-	-	-	-	-	-
Total						4,764,697	4,493,465	1,755,270	1,817,599
(*) At December 31, 2010, the Company held 100% of the capital of all the subsidiaries
(**) Number of Quotas

14.2 - Interest on shareholders’ equity  (“JCP”) and dividends receivable

	Parent Company
	Dividend			Interest on equity		Total
Subsidiaries	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
CPFL Paulista	237,000	-	-	-	-	237,000	-	-
CPFL Piratininga	-	132,706	-	6,123	-	-	138,829	-
RGE	-	41,002	-	-	-	-	41,002	-
CPFL Santa Cruz	12,000	7,000	10,000	-	-	12,000	7,000	10,000
CPFL Geração	85,000	-	118,232	-	29,971	85,000	-	148,203
CPFL Brasil	75,000	-	-	-	-	75,000	-	-
CPFL Leste Paulista	-	3,582	-	1,375	-	-	4,957	-
CPFL Sul Paulista	-	4,800	-	1,036	-	-	5,836	-
CPFL Mococa	3,648	500	-	-	-	3,648	500	-
CPFL Serviços	-	3,648	-	-	-	-	3,648	-
	412,648	193,238	128,232	8,534	29,971	412,648	201,772	158,203

In 2010, the Company received R$ 1,317,799 in relation to the dividends and interest on shareholders’  equity.

14.3 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements, as mentioned in Note 16.

(15)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At January 1, 2009	51,125	976,545	1,272,879	1,674,210	2,402	4,988	724,388	4,706,537
Historic cost	51,125	1,186,753	1,499,868	2,267,321	3,878	6,617	724,388	5,739,950
Accumulated depreciation	-	(210,208)	(226,989)	(593,111)	(1,476)	(1,629)	-	(1,033,413)

Additions	1,906	4,910	6,481	3,566	1,082	274	642,156	660,375
Disposals	-	-	-	(420)	(114)	(16)	(18)	(568)
Transfers	1,510	1,220	30,990	27,972	82	1,298	(63,072)	-
Depreciation	(1,195)	(33,077)	(45,262)	(71,605)	(1,414)	(752)	-	(153,304)

At December 31, 2009	53,346	949,598	1,265,088	1,633,723	2,038	5,792	1,303,454	5,213,039
Historic cost	54,541	1,192,883	1,537,339	2,298,439	4,927	8,174	1,303,454	6,399,757
Accumulated depreciation	(1,195)	(243,285)	(272,251)	(664,715)	(2,889)	(2,382)	-	(1,186,717)

Additions	-	3,851	3,471	(13,181)	1,457	2,044	754,298	751,940
Disposals	(48)	-	-	(15,508)	(355)	(37)	(8)	(15,956)
Transfers	128,287	617,391	132,256	376,536	847	5,197	(1,260,514)	-
Depreciation	(1,195)	(37,613)	(49,329)	(72,696)	(784)	(941)	-	(162,557)

At December 31, 2010	180,390	1,533,227	1,351,486	1,908,875	3,203	12,055	797,230	5,786,466
Historic cost	182,780	1,814,125	1,673,066	2,646,286	6,877	15,378	797,230	7,135,742
Accumulated depreciation	(2,390)	(280,898)	(321,580)	(737,411)	(3,674)	(3,323)	-	(1,349,276)

Average depreciation rate	-	2.36%	3.86%	3.11%	20.00%	10.00%	-

As mentioned in item 3.4, assets not acquired recently were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity. The amortization of the value-added with an impact on the profit or loss for the years ended December 31, 2010 and 2009, determined based on the remaining useful life of the assets, was R$ 39,605 and R$ 39,552.

Construction in progress - the consolidated balance mainly refers to work in progress of the operating subsidiaries and/or those under development, particularly the EPASA and Foz do Chapecó generation projects, with total property, plant and equipment of R$ 630,616 and R$ 295,673 (R$ 321,614 and R$ 150,793 in proportion to the participation of the subsidiary CPFL Geração).

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. During 2010, R$ 84,839 was capitalized in the consolidated financial statements (R$ 56,106 in 2009). For further details of construction assets and fund raising costs, see notes 1, 18 and 19.

Impairment testing: The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and therefore no impairment losses were recognized.

(16)  INTANGIBLE ASSETS

	Consolidated
	December 31, 2010			December 31, 2009	January 1, 2009
	Historic cost	Accumulated amortization	Net value	Net value	Net value
Goodwill	6,055	-	6,055	4,048	-
Intangible assets - Concession rights:
Acquired in business combinations	3,734,995	(1,692,863)	2,042,132	2,185,780	2,386,304
Distribution infrastructure - operational	8,222,686	(4,886,917)	3,335,769	2,879,341	2,802,271
Distribution infrastructure - in progress	694,343	-	694,343	521,147	387,645
Public utility	407,288	(9,305)	397,983	392,221	395,247
Other intangible assets	162,943	(54,348)	108,595	80,564	80,677
Total intangible assets	13,228,310	(6,643,433)	6,584,877	6,063,101	6,052,144

Historic cost			13,228,310	12,209,040	11,742,436
Accumulated amortization			(6,643,433)	(6,145,939)	(5,690,292)
			6,584,877	6,063,101	6,052,144

16.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

	Consolidated
	December 31, 2010			December 31, 2009	January 1, 2009	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	Net value	2010	2009	2008
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(100,817)	204,044	223,937	245,322	5.90%	5.93%	6.23%
CPFL Piratininga	39,065	(12,461)	26,604	29,019	31,619	6.19%	6.19%	6.70%
CPFL Geração	54,555	(17,822)	36,733	39,898	43,150	5.80%	5.83%	6.21%
RGE	3,150	(590)	2,560	2,765	2,959	6.53%	6.53%	6.07%
CPFL Santa Cruz	9	(1)	8	9	24	8.81%	-	-
CPFL Leste Paulista	3,333	(446)	2,887	-	-	8.37%	-	-
CPFL Sul Paulista	7,288	(932)	6,356	-	-	7.99%	-	-
CPFL Jaguari	5,213	(710)	4,503	-	-	8.51%	-	-
CPFL Mococa	9,110	(1,268)	7,842	-	-	8.70%	-	-
CPFL Jaguari Geração	7,896	(474)	7,422	-	-	3.75%	-	-
	434,480	(135,521)	298,959	295,628	323,074
Subsidiaries
CPFL Jaguariúna	-	-	-	-	120,815	-	-	11.81%
ENERCAN	10,233	(2,316)	7,917	8,626	9,319	6.93%	6.93%	4.83%
Barra Grande	3,081	(1,010)	2,071	2,252	2,432	5.93%	5.93%	6.65%
Chapecoense	7,376	-	7,376	7,376	7,319	-	-	-
EPASA	498	-	498	498	-	-	-	-
Parque eólico Santa Clara	31,735	-	31,735	31,735	-	-	-	-
Parque eólico Campo do Ventos	5,576	-	5,576	-	-	-	-	-
Other	14,498	(11,063)	3,435	3,628	7,022	6.22%	6.22%	4,99% a 11,65%
	72,997	(14,389)	58,608	54,115	146,907

Subtotal	507,477	(149,910)	357,567	349,743	469,981

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(739,555)	380,711	399,666	419,982	3.76%	3.76%	4.50%
CPFL Geração	426,450	(219,960)	206,490	223,226	239,464	6.22%	6.22%	5.74%
Subtotal	1,546,716	(959,515)	587,201	622,892	659,446

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(415,524)	658,502	722,207	790,690	5.90%	5.93%	6.23%
CPFL Piratininga	115,762	(36,927)	78,835	85,995	93,696	6.19%	6.19%	6.70%
RGE	310,128	(66,832)	243,296	262,839	281,236	6.33%	6.33%	5.88%
CPFL Santa Cruz	61,685	(28,907)	32,778	40,843	49,641	13.07%	13.07%	15.12%
CPFL Leste Paulista	27,034	(8,526)	18,508	22,693	-	15.48%	15.48%	-
CPFL Sul Paulista	38,168	(11,856)	26,312	32,090	-	15.14%	15.14%	-
CPFL Jaguari	23,600	(7,300)	16,300	20,018	-	15.76%	15.76%	-
CPFL Mococa	15,124	(4,950)	10,174	12,588	-	15.96%	15.96%	-
CPFL Jaguari Geração	15,275	(2,616)	12,659	13,872	-	7.94%	7.94%	-
	1,680,802	(583,438)	1,097,364	1,213,145	1,215,263
Subsidiaries
CPFL Leste Paulista	-	-	-	-	12,570	-	-	8.67%
CPFL Sul Paulista	-	-	-	-	12,308	-	-	8.59%
CPFL Jaguari	-	-	-	-	11,754	-	-	8.56%
CPFL Mococa	-	-	-	-	4,982	-	-	8.49%
	-	-	-	-	41,614

Subtotal	1,680,802	(583,438)	1,097,364	1,213,145	1,256,877

Total	3,734,995	(1,692,863)	2,042,132	2,185,780	2,386,304

The intangible asset acquired in business combinations comprises:

- Intangible asset acquired, not merged

Refers mainly to the remaining goodwill on acquisition of the shares held by the noncontrolling shareholders.

- Intangible asset acquired and merged - Deductible

Goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax.

16.2 Changes in intangible assets:

The changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows:

	Consolidated
	Concession right
	Goodwill	Acquired in business combinations	Public utility	Distribution infrastructure - operational	Distribution infrastructure - in progress	Other intangible assets	TOTAL
Intangible asset at January 1, 2009	-	2,386,304	395,247	2,802,271	387,645	80,677	6,052,144
Additions	4,048	32,290	646	1,001	666,192	12,748	716,925
Amortization	-	(186,899)	(3,672)	(344,193)	-	(13,363)	(548,127)
Transfer - intangible assets	-	-	-	428,103	(428,103)	-	-
Transfer - financial asset	-	-	-	-	(104,587)	-	(104,587)
Transfer - other assets	-	(45,915)	-	(7,841)	-	502	(53,254)
Intangible asset at December 31, 2009	4,048	2,185,780	392,221	2,879,341	521,147	80,564	6,063,101
Additions	2,007	38,286	11,395	5,133	1,159,601	41,146	1,257,568
Amortization	-	(182,615)	(5,633)	(351,690)	-	(12,878)	(552,816)
Transfer - intangible assets	-	-	-	806,904	(806,904)	-	-
Transfer - financial asset	-	-	-	-	(179,501)	-	(179,501)
Transfer - other assets	-	681	-	(3,919)	-	(237)	(3,475)
Intangible asset at December 31, 2010	6,055	2,042,132	397,983	3,335,769	694,343	108,595	6,584,877

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During 2010, R$ 48,099 was capitalized in the consolidated financial statements (R$ 28,825 in 2009) at a rate of 7.9% p.a. (6.3% p.a. in 2009).

16.3 Impairment test

The Company checked in respect of all the reporting periods for indications of devaluation of its assets that might involve the need for impairment tests. The valuation was based on external and internal information sources, taking into account variations in interest rates, changes in market conditions and other factors.

In analysis of impairment of intangible assets with an indefinite useful life (including goodwill), the Company used the value in use method to assess the recoverable value of each CGU. The cash flows were prepared in accordance with management's assessment of future trends in the electricity sector, based on external sources and historical data.

The result of the assessment indicated no signs of impairment of these assets in any of the reporting periods and there is no impairment loss to be recognized.

(17)  SUPPLIERS

	Consolidated
Current	December 31, 2010	December 31, 2009	January 1, 2009

System Service Charges	57,092	34,556	54,607
Energy purchased	584,114	658,068	645,718
Electricity Network Usage Charges	135,404	121,801	128,907
Materials and Services	199,129	143,180	116,228
Free Energy	70,262	61,341	28,731
Other	1,391	2,506	11,713
Total	1,047,392	1,021,452	985,904

Noncurrent
Electricity Network Usage Charges	-	42,655	85,311
Total	-	42,655	85,311

The noncurrent liability refers to charges related to the Use of the Distribution System and the changes are due mainly to the pass-through to CTEEP, as mentioned in Note 7.

(18)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	December 31, 2010				December 31, 2009				January 1, 2009
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	55	5,040	8,498	13,593	86	7,321	13,538	20,945	128	10,108	20,868	31,104
BNDES - Investment	8,494	329,994	3,016,363	3,354,851	11,204	362,902	2,476,242	2,850,348	36,819	258,265	2,271,735	2,566,819
BNDES - Other	1,028	72,123	146,414	219,565	49	661	5,628	6,338	30	194	3,356	3,580
Furnas Centrais Elétricas S.A.	-	-	-	-	379	46,028	-	46,407	1,158	93,666	46,833	141,657
Financial Institutions	50,277	144,624	1,255,312	1,450,213	10,408	194,766	164,054	369,228	5,241	52,879	209,066	267,186
Other	578	23,336	34,488	58,402	554	22,174	30,693	53,421	511	28,517	36,821	65,849
Subtotal	60,432	575,117	4,461,075	5,096,624	22,680	633,852	2,690,155	3,346,687	43,887	443,629	2,588,679	3,076,195

Foreign currency

BID	-	-	-	-	260	3,652	51,379	55,291	541	4,500	73,862	78,903
Financial Institutions	432	3,750	40,750	44,932	541	3,920	46,503	50,964	860	5,999	67,676	74,535
Subtotal	432	3,750	40,750	44,932	801	7,572	97,882	106,255	1,401	10,499	141,538	153,438

Total at Cost	60,864	578,867	4,501,825	5,141,556	23,481	641,424	2,788,037	3,452,942	45,288	454,128	2,730,217	3,229,633

Measured at fair value
Foreign currency
Financial Institutions	8,799	-	416,028	424,827	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833
Total	8,799	-	416,028	424,827	66,608	87,490	941,005	1,095,103	58,834	102,077	1,355,922	1,516,833

Total	69,663	578,867	4,917,853	5,566,383	90,089	728,914	3,729,042	4,548,045	104,122	556,205	4,086,139	4,746,466

	Consolidated
Measured at cost	December 31, 2010	December 31, 2009	January 1, 2009	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	13,593	20,847	30,635	TJLP + 3.1% to 4.3%	36 to 84 monthly installments from February 2003 to December 2008	CPFL Energia and Paulista guarantee
CPFL Geração	-	98	469	UMBND + 4.0%	72 monthly installments from September 2004	CPFL Energia and Paulista guarantee

BNDES/BNB - Investment
CPFL Paulista - FINEM II	-	63,655	127,157	TJLP + 5.4%	48 monthly installments from January 2007	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM III	80,711	107,614	134,356	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM IV	256,572	237,325	100,498	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	98,051	-	-	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	35,135	-	-	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	36,067	-	-	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM I	-	23,702	47,349	TJLP + 5.4%	48 monthly installments from January 2007	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM II	47,945	63,927	79,813	TJLP + 3.3%	72 monthly installments from January 2008	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM III	106,944	104,990	54,768	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	55,099	-	-	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	13,081	-	-	Fixed rate 5.5% to 8.0%	114 monthly installments from August 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	22,905	-	-	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE - FINEM III	44,858	67,285	89,606	TJLP + 5.0%	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	163,321	173,424	96,481	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	Receivables / CPFL Energia guarantee
RGE - FINEM V	59,967	-	-	TJLP + 2.12 to 3.3% a.a.	72 monthly installments from February 2012	Receivables / CPFL Energia guarantee
RGE - FINEM V	9,710	-	-	5.5% a.a. Fixed rate	96 monthly installments from February 2013	Receivables / CPFL Energia guarantee
RGE - FINAME	4,857	-	-	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Santa Cruz	10,483	2,255	2,275	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee
CPFL Mococa	5,475	3,018	3,014	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	4,825	2,498	2,495	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	3,261	2,024	2,004	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	4,735	3,350	2,004	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Geração	74,531	-	-	TJLP + 1.72%	192 monthly installments from September 2013	CPFL Energia and Paulista guarantee
BAESA	120,347	136,045	151,561	TJLP + 3.125% to 4.125%	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	24,244	28,058	42,015	UMBND + 3.125% (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	273,992	307,203	340,007	TJLP + 4%	144 monthly installments from April 2007	Letters of guarantee
ENERCAN	15,932	18,557	27,663	UMBND + 4%	144 monthly installments from April 2007	Letters of guarantee
CERAN	382,730	417,440	445,414	TJLP + 5%	168 monthly installments from December 2005	CPFL Energia guarantee
CERAN	53,845	60,981	87,085	UMBND + 5% (1)	168 monthly installments from February 2006	CPFL Energia guarantee
CERAN	174,721	189,283	195,425	TJLP + 3.69% (Average of percentage)	168 monthly installments from November 2008	CPFL Energia guarantee
Foz do Chapecó	996,013	792,209	535,829	TJLP + 2.49% to 2.95%	192 monthly installments from October 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	39,512	15,248	-	TJLP + 1.9%	144 monthly installments from June 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	39,369	30,257	-	Fixed rate 4.5%	102 monthly installments from June 2011	Mortgage, credit rights and CPFL Energia guarantee
EPASA - BNB	95,613	-	-	Fixed rate 10%	132 monthly installments from January 2013	Bank guarantee

BNDES - Other
CPFL Brasil - Purchase of assets	6,785	6,338	3,580	TJLP + from 1.94% to 2.5%	36 monthly installments from May 2009	Tied to the asset acquired
CPFL Piratininga - Working capital	105,652	-	-	TJLP + 5.0% (2)	32 monthly installments from February 2011	No guarantee
CPFL Geração - FINEM - Working capital	53,232	-	-	TJLP + 4.95%	24 monthly installments from February 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	53,896	-	-	TJLP + 4.95% (3)	23 monthly installments from February 2011	CPFL Energia guarantee

Furnas Centrais Elétricas S.A.
CPFL Geração	-	46,407	141,657	IGP-M + 10%	24 monthly installments from June 2008	Energy produced by plant

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	34,874	39,314	47,548	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables
Banco do Brasil	104,890	-	-	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil-Rural Credit (*)	199,622	-	-	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
CPFL Piratininga
Banco Alfa	-	50,017	-	105.1% of CDI	1 installment in January 2010	No guarantee
Banco do Brasil-Rural Credit (*)	18,360	-	-	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
RGE
Banco do Brasil-Rural Credit (*)	236,830	-	-	98.5% of CDI	2 and 4 annual installments from July 2012	CPFL Energia guarantee
CPFL Brasil
FINEP	3,682	-	-	5% Pré-fixada	81 monthly installments from August 2011	Receivables
CPFL Santa Cruz
HSBC	45,206	40,747	36,677	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil-Rural Credit (*)	16,337	-	-	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil-Rural Credit (*)	10,109	-	-	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil-Rural Credit (*)	16,798	-	-	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil-Rural Credit (*)	8,476	-	-	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil-Rural Credit (*)	1,786	-	-	98.5% of CDI	2 annual installments from July 2012	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	103,371	102,750	101,650	106.0% of CDI	1 installment in March 2011	CPFL Energia guarantee
Banco do Brasil	627,432	-	-	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco Alfa	-	99,485	-	105.1% of CDI	1 installment in April 2010	CPFL Energia guarantee
CERAN
Banco Bradesco	-	36,915	81,311	CDI + 2%	24 monthly installments from November 2008	No guarantee
Banco Bradesco	22,440	-	-	CDI + 1.75%	1 installment in April 2012	No guarantee

Other
Eletrobrás
CPFL Paulista	10,358	8,648	8,887	RGR + 6.0% to 9.0%	Monthly installments até July 2016	Receivables and promissory notes
CPFL Piratininga	925	1,415	1,903	RGR + 6%	Monthly installments até July 2016	Receivables and promissory notes
RGE	18,097	12,095	11,309	RGR + 6%	Monthly installments até June 2020	Receivables and promissory notes
CPFL Santa Cruz	3,947	4,660	5,509	RGR + 6%	Monthly installments até April 2018	Receivables and promissory notes
CPFL Leste Paulista	1,096	1,011	1,136	RGR + 6%	Monthly installments até February 2022	Receivables and promissory notes
CPFL Sul Paulista	1,837	1,779	1,694	RGR + 6%	Monthly installments até July 2018	Receivables and promissory notes
CPFL Jaguari	109	31	35	RGR + 6%	Monthly installments até May 2017	Receivables and promissory notes
CPFL Mococa	415	285	321	RGR + 6%	Monthly installments até February 2022	Receivables and promissory notes
Other	21,618	23,497	35,055
Subtotal Brazilian Currency - Cost	5,096,624	3,346,687	3,076,195

Foreign Currency

BID - Enercan	-	55,291	78,903	US$ + Libor + 3.5%	49 quarterly installments from June 2007	CPFL Energia guarantee
Financial Institutions
CPFL Paulista (5)
Debt Conversion Bond	2,982	5,207	9,807	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	-	-	370	US$ + Libor 6 months+ 0.875%	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	-	-	375	US$ + Libor 6 months+ 0.8125%	14 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	6,298	8,462	13,881	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	14,570	15,264	20,533	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	21,082	22,031	29,569	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	44,932	106,255	153,438

Total Measured at cost	5,141,556	3,452,942	3,229,633

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco do Brasil	-	101,233	131,435	Yen + 5.7778%	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	424,827	385,969	490,276	Yen +1.49% (4)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribas	-	-	60,548	US$ + 4.10% .	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil			46,687	103.5% CDI	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	-	101,332	131,564	Yen + 5.8% .	1 installment in April 2010	CPFL Energia guarantee
Banco do Brasil	-	506,569	656,323	Yen + 2.5% to 5.8% .	1 installment in January 2011	CPFL Energia guarantee

Total Foreign Currency - fair value	424,827	1,095,103	1,516,833

Total - Consolidated	5,566,383	4,548,045	4,746,466

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 160.5% of the CDI	(3) 106.0% of the CDI
(2) 106.0% to 106.5% of the CDI	(4) 104.98% of the CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 21,221 was contracted, converting the currency variation to 105.95% of the CDI.

(*) Effective rate: 98.5% CDI + 2.88% p.a. (CPFL Paulista and CPFL Piratininga) and 98.5% CDI + 2.5% p.a. (RGE)

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevan and consistent accounting information. At December 31, 2010, the total balance of the debt measured at fair value was R$ 424,827 (R$ 1,095,103 at December 31, 2009), and the amount related to the cost was R$ 429,792 (R$ 1,100,120 at December 31, 2009).

The changes in the fair values of these debts are recognized in the financial income (expense) of the Company and its subsidiaries. The gains of R$ 4,965 (gain of R$ 5,017 in 2009) obtained by marking the debts to market are offset by the effects of R$ 7,607 (R$ 12,428 in 2009) obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 35), resulting in a net accumulated loss of R$ 2,642 (R$ 7,411 in 2009).

Main fund-raising in the period:

Brazilian currency

BNDES – Investment:

- FINEM IV (CPFL Paulista) - The subsidiary obtained financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in expanding and upgrading the Electricity System. The amount of R$ 72,761 was released during the year and the outstanding balance of R$ 37,101 was cancelled.

- FINEM V (CPFL Paulista) – The subsidiary received approval for financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. The subsidiary received the amount of R$ 133,072 during the year and the outstanding balance of R$ 157,971 is scheduled for release by the end of 2011.

- FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing from the BNDES in 2010, of R$ 165,621 part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. The subsidiary received the amount of R$ 68,120 during the year, and the outstanding balance of R$ 97,501 is scheduled for release by the end of 2011. The interest will be paid quarterly during the grace period and monthly during the amortization term.

- FINEM V (RGE) – The subsidiary received approval for financing of R$ 167,861 from the BNDES in 2010, part of a FINEM credit line, to be invested in implementation of the investment plan for the second half-year of 2010 and for 2011. The amount of R$ 69,616 was received during the year and the outstanding balance of R$ 98,245 is scheduled for release by the end of 2011.

- FINAME (CPFL Paulista) – The subsidiary received approval for financing from the BNDES in 2009, of R$ 92,183 part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. The subsidiary received the amount of R$ 36,014 in 2010, and the outstanding balance of R$ 56,169 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

- FINAME (CPFL Piratininga) – The subsidiary received approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in to acquire equipment for the Electricity System in 2010 and 2011. The amount of R$ 22,860 was received in 2010 and the outstanding balance of R$ 25,257 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012. There are no restrictive covenants.

- FINEM/FINAME (Bioenergia) – the indirect subsidiary received approval for financing of a total amount of R$ 75,297 from the BNDES in 2009, comprised of R$ 37,491 from FINEM and R$ 37,806 from FINAME, to be invested in construction of the Thermoelectric Plant. The outstanding balance of R$ 29,805 was released in 2010, comprising R$ 22,250 from FINEM and R$ 7,555 from FINAME.  The interest is capitalized during the grace period and will be paid monthly from June 2011, together with the installment of the principal

- Investment (CPFL Geração) – The subsidiary obtained approval for FINEM financing of R$ 574,098 from the BNDES in 2010, to be invested in the subsidiaries Santa Clara I to VI and Eurus VI for construction and installation of the wind power complex, with a total installed capacity of 188 MW, in the municipality of Parazinho, State of Rio Grande do Norte. The amount of R$ 75,538 was released in 2010.

- Investment (Foz do Chapecó) – The subsidiary obtained financing of R$ 1,633.155 from the BNDES, in 2007, (R$ 832,909 in proportion to the participation of the subsidiary CPFL Geração), to be invested in financing the construction work on the Foz do Chapecó Hydroelectric Power Plant. The amount of R$ 249,841 was released in 2010 (R$ 127,419 in proportion to the participation of the subsidiary CPFL Geração) to complete construction of the hydropower plant. The interest and principal will be paid monthly from October 2011.

- BNB – Investment (EPASA) – In December 2009, the indirect subsidiary contracted a loan of R$ 214,278 (R$ 109,282 in proportion to the Company's participation) from Banco Nordeste do Brasil – BNB, to be invested in the construction of the Termoparaíba and Termonordeste thermoelectric power plants. The amount of R$ 190,439 was released in 2010 (R$ 97,124 in proportion to the Company’s participation) and release of the outstanding balance is conditional upon physical and financial verification of the funds obtained. The interest will be paid quarterly to December 2012 and monthly from January 2013. There are no restrictive covenants for this financing agreement.

BNDES – Other:

- Working capital (CPFL Piratininga) - The subsidiary obtained financing of R$ 100,000 from the BNDES in 2010, in two installments of R$ 50,000, part of a BNDES pass-through credit line with Banco Bradesco, to reinforce the cash position. The interest will be capitalized monthly during the grace period, to February 15, 2011 and October 17, 2011, and will be paid monthly, together with the installments of the principal, in 24 installments from February 15, 2011 and October 17, 2011, respectively. There are no restrictive covenants.

- Working capital (CPFL Geração) - The subsidiary obtained financing of R$ 100,000 from the BNDES in 2010, in two installments of R$ 50,000, part of a BNDES pass-through credit line with the Banco do Brasil, to reinforce its cash position. The interest will be capitalized monthly during the grace period, to February 15, 2011 and July 17, 2011 and will be paid monthly, together with the installments of the principal, in 24 installments from February 15, 2011 and July 17, 2011, respectively. There are no restrictive covenants.

Financial institutions:

- Banco do Brasil – Crédito Rural (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and CPFL Sul Paulista) - these subsidiaries obtained approval for rural credit financing, of which a total amount of R$ 499,800 was released (R$ 435,849 net of costs), to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

- CPFL Paulista and CPFL Geração – in 2010, the subsidiaries CPFL Paulista and CPFL Geração renewed debts to the Banco do Brasil. The objective of the renewals was to extend the maturities of the loans, and also resulted in changes in the rates, which are now tied to the CDI. The interest will be paid half-yearly from October 2010.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated
2012	1,166,436
2013	649,914
2014	463,383
2015	1,044,681
2016	246,573
After 2016	1,351,831
Subtotal	4,922,818
Marked to Market	(4,965)
Total	4,917,853

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local and foreign currency, taking into consideration the effects of translation of the derivative instruments, are shown below:

	Accumulated variation - %			% of debt
Index	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
IGP-M	11.32	(1.71)	9.81	0.77	2.12	4.24
UMBND	0.72	(25.66)	33.86	1.69	3.29	5.62
TJLP	6.00	6.13	6.25	58.23	58.76	49.74
CDI	9.71	9.88	12.38	33.80	34.01	38.93
SELIC	9.91	12.48		-	-	-
Other	-	-	-	5.53	1.82	1.47
				100	100	100

RESTRICTIVE COVENANTS

BNDES:

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on shareholders’ equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters, as follows:

CPFL Paulista

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.90.

CPFL Piratininga

•         Net indebtedness divided by EBITDA – maximum of 2.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80.

RGE

•         Net indebtedness divided by EBITDA – maximum of 2.5;

•         Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.5.

CPFL Geração

The loans from the BNDES raised by the subsidiary CERAN and the jointly-owned subsidiaries ENERCAN, BAESA and Foz do Chapecó establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES.

The loan agreement for CPFL Bioenergia’s loan from BNDES, stipulates that the subsidiary may not pay out dividends for the years of 2009 to 2012, and may only do so from 2013 onwards if all the following conditions are met:

i)        Full compliance with its contractual obligations;

ii)       Minimum debt coverage ratio of 1.0 ; and

iii)      Maximum overall Indebtedness ratio of 0.8

Banco do Brasil – Crédito Rural

•         Net indebtedness divided by EBITDA – maximum of 3.0.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with.

(19)  DEBENTURES

	Consolidated
	December 31, 2010				December 31, 2009				January 1, 2009
	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single series	15,529	-	450,000	465,529	12,788	-	450,000	462,788	20,047	-	450,000	470,047

CPFL Paulista
2nd Issue
1st Series	-	-	-	-	-	-	-	-	8,606	119,680	-	128,286
2nd Series	-	-	-	-	-	-	-	-	8,430	170,599	-	179,029
3rd Issue
1st Series	5,925	213,333	426,667	645,925	4,618	-	640,000	644,618	7,083	-	640,000	647,083
4th Issue
Single series	6,322	109,601	-	115,923	8,285	64,303	109,601	182,189	-	-	-	-
	12,248	322,934	426,667	761,849	12,903	64,303	749,601	826,807	24,119	290,279	640,000	954,398
CPFL Piratininga
1st Issue
1st Series	10,733	200,000	-	210,733	17,690	200,000	200,000	417,690	27,176	-	400,000	427,176
2nd Issue
Single series	-	-	-	-	2,189	-	100,000	102,189	3,479	-	100,000	103,479
3rd Issue
Single series	7,013	-	258,868	265,881	-	-	-	-	-	-	-	-
4th Issue
Single series	1,845	-	278,043	279,888	-	-	-	-	-	-	-	-
	19,591	200,000	536,911	756,502	19,879	200,000	300,000	519,879	30,655	-	500,000	530,655
RGE
2nd Issue
1st Series	2,019	28,370	-	30,389	1,630	-	26,200	27,830	2,033	1,903	26,200	30,136
2nd Series	-	-	-	-	-	-	-	-	7,058	203,800	-	210,858
3rd Issue
1st Series	939	33,333	66,667	100,939	741	-	100,000	100,741	1,110	-	100,000	101,110
2nd Series	7,721	46,667	93,333	147,721	6,437	-	140,000	146,437	9,671	-	140,000	149,671
3rd Series	1,824	13,333	26,667	41,824	1,491	-	40,000	41,491	2,290	-	40,000	42,290
4th Series	1,335	16,667	33,333	51,335	1,103	-	50,000	51,103	1,711	-	50,000	51,711
5ª Series	1,335	16,667	33,333	51,335	1,103	-	50,000	51,103	1,711	-	50,000	51,711
4th Issue
Single series	10,633	184,623	-	195,256	8,758	-	183,804	192,562	-	-	-	-
	25,806	339,660	253,333	618,799	21,263	-	590,004	611,267	25,584	205,703	406,200	637,487

CPFL Leste Paulista
1st Issue
Single series	1,400	23,965	-	25,365	1,153	-	23,894	25,047	-	-	-	-

CPFL Sul Paulista
1st Issue
Single series	926	15,979	-	16,905	762	-	15,936	16,698	-	-	-	-

CPFL Jaguari
1st Issue
Single series	583	9,983	-	10,566	480	-	9,948	10,428	-	-	-	-

CPFL Brasil
1st Issue
Single series	9,545	164,728	-	174,273	7,862	-	164,221	172,083	-	-	-	-

CPFL Geração
2nd Issue
Single series	24,327	424,266	-	448,593	20,039	-	423,295	443,334	646	80,930	-	81,576
3rd Issue
Single series	7,121	-	263,137	270,258	-	-	-	-	-	-	-	-

EPASA
1st Issue
Single series	-	-	-	-	3,504	228,473	-	231,977	-	-	-	-
2nd Issue
Single series	-	-	204,406	204,406	-	-	-	-	-	-	-	-

BAESA
1st Series	357	3,165	15,030	18,552	308	3,164	18,195	21,667	532	3,164	21,359	25,055
2nd Series	294	2,569	12,207	15,070	343	3,085	6,075	9,503	530	-	9,331	9,861

Enercan
1st Series	339	2,711	50,623	53,673	-	-	-	-	-	-	-	-
	990	8,445	77,860	87,295	651	6,249	24,270	31,170	1,062	3,164	30,690	34,916
	118,066	1,509,960	2,212,314	3,840,340	101,284	499,025	2,751,169	3,351,478	102,113	580,076	2,026,890	2,709,079

	Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue
Single series	45,000	CDI + 0,45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
2nd Issue
1st Series	11,968	109% of CDI .	109% CDI + 0.24%	July 1st, 2009	Unsecured
2nd Series	13,032	IGP-M + 9,8% .	IGP-M + 10.04%	July 1st, 2009	Unsecured
3rd Issue
1st Series	64,000	104,4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee

CPFL Piratininga
1st Issue
1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee
2nd Issue
Single series	1	106.45% of CDI	106.45% CDI + 0.3%	May 2nd, 2011	Unsecured
3rd Issue
Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee
4th Issue
Single series	280	109.09% of CDI	109.09% CDI	December 10, 2013	CPFL Energia guarantee

RGE
2nd Issue
1st Series	2,620	IGP-M + 9,6%	IGP-M + 9.73%	April 1st, 2011	Unsecured
2nd Series	20,380	106.0% of CDI	106.0% CDI + 0.12%	April 1st, 2009	Unsecured
3rd Issue
1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
5ª Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue
Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured

CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	July 1st, 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI	111% CDI + 0.6%	July 1st, 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	July 1st, 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue
Single series	16,500	111% of CDI	111% CDI + 0.57%	July 1st, 2011	CPFL Energia guarantee

CPFL Geração
2nd Issue
Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	July 1st, 2011	CPFL Energia guarantee
3rd Issue
Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee

EPASA
1st Issue
Single series	450	112.6% of CDI	116.9% of CDI	1 installment in December 2010	CPFL Energia guarantee
2nd Issue
Single series	400	111% of CDI		12 monthly installments from December 2012	CPFL Energia guarantee

BAESA
1st Series	9,000	CDI + 0,3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of Guarantee
2nd Series	3,236	CDI + 0,4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of Guarantee

Enercan
1st Series	110	100% of CDI + 1.25% p.a		Quarterly with settlement in December 2025

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

Interest

Interest on the debentures will be paid half yearly, except for: (i) 1st series of the jointly-owned subsidiary BAESA, which will be paid quarterly; (ii) 1st issue of the subsidiary CPFL Piratininga and 1st series of the 2nd issue of the subsidiary RGE, which will be paid annually and (iii) 2nd issue of the jointly-owned subsidiary EPASA which will be paid monthly (2012).

The maturities of the long-term balance of debentures are scheduled as follow:

Maturity	Consolidated
2012	553,552
2013	777,436
2014	159,393
2015	681,398
2016	7,834
After 2016	32,701
Total	2,212,314

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Paulista

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Piratininga

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

RGE

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.0;

CPFL Geração

•         Net indebtedness divided by EBITDA – maximum of 3.5;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.0;

CPFL Brasil

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Jaguari

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Leste Paulista

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.0;

CPFL Sul Paulista

•         Net indebtedness divided by EBITDA – maximum of 3.0;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25;

BAESA

•            Total indebtedness– restricted to 75% of their total assets.

Certain debentures of subsidiaries and jointly-owned subsidiaries are subject to early settlement in the event of changes in the Company’s structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company’s current shareholders.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations (cross default).

In the opinion of the management of the Company and its subsidiaries and jointly-owned subsidiaries, these restrictive covenants and clauses are being adequately complied with.

(20)  PRIVATE PENSION FUND

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social – ELETROCEEE and Bradesco Vida e Previdência, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees.

20.1 – Characteristics

- CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a)     Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

b)    Mixed model, as from November 1, 1997, which covers:

•    benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•    scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

As a result of modification of the Retirement Plan in October 1997, a liability was recognized as payable by the subsidiary CPFL Paulista in relation to the plan deficit calculated by the external actuaries of Fundação CESP.  The liability, to be settled in 260 installments plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV), is amortized on a monthly basis. Under the Contractual Amendment signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2010 is R$ 479,877 (R$ 508,706 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the spin-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Welfare Office – “SPC”, approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, as of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation at December 31, 2010 is R$ 133,170 (R$ 150,444 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 monthly installments, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at December 31, 2010 is R$ 17,689 (R$ 18,354 in 2009). The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

20.2 – Changes in the defined benefit plans

	December 31, 2010
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of actuarial liabilities	3,088,723	784,933	67,543	3,941,199	207,759	207,759
Fair value of plan's assets	(2,987,448)	(785,231)	(70,177)	(3,842,856)	(245,537)	(245,537)
Present value of liabilities (fair value of assets), net	101,275	(298)	(2,634)	98,343	(37,778)	(37,778)

Adjustments due to deferments allowed
Unrecognized actuarial gains	368,348	111,872	14,086	494,306	31,978	31,978
Net actuarial Liabilities (assets) recognized on balance sheet	469,623	111,574	11,452	592,649	(5,800)	(5,800)

	December 31, 2009
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of actuarial liabilities	2,962,118	760,719	64,198	3,787,035	182,615	182,615
Fair value of plan assets	(2,611,813)	(676,790)	(54,969)	(3,343,572)	(212,369)	(212,369)
Present value of liabilities (fair value of assets), net	350,305	83,929	9,229	443,463	(29,754)	(29,754)

Adjustments due to deferments allowed
Unrecognized actuarial gains	241,407	58,035	4,545	303,987	20,029	20,029
Net actuarial liabilities (assets) recognized in balance sheet	591,712	141,964	13,774	747,450	(9,725)	(9,725)

	January 1, 2009
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of actuarial liabilities	3,067,116	774,598	66,094	3,907,808	174,721	174,721
Fair value of plan assets	(2,413,252)	(618,671)	(51,207)	(3,083,130)	(180,708)	(180,708)
Present value of liabilities (fair value of assets), net	653,864	155,927	14,887	824,678	(5,987)	(5,987)

Adjustments due to deferments allowed
Unrecognized actuarial gains	-	-	-	-	5,987	5,987
Net actuarial liabilities (assets) recognized in balance sheet	653,864	155,927	14,887	824,678	-	-

The changes in present value of the actuarial obligations and the fair values of the plan assets are as follows:

	CPFL	CPFL	CPFL	RGE	Total liability
	Paulista	Piratininga	Geração
Present value of actuarial liabilities at January 1, 2009	3,067,116	774,598	66,094	174,721	4,082,529
Gross current service cost	1,413	4,172	165	152	5,902
Interest on actuarial obligation	303,015	76,981	6,532	17,626	404,154
Participants' contributions transferred during the year	68	1,249	2	1,104	2,423
Actuarial (Gain)/loss	(195,082)	(51,310)	(4,138)	(3,456)	(253,986)
Benefits paid during the year	(214,412)	(44,971)	(4,457)	(7,532)	(271,372)
Present value of actuarial liabilities at December 31, 2009	2,962,118	760,719	64,198	182,615	3,969,650
Gross current service cost	1,061	3,550	142	202	4,955
Interest on actuarial obligation	292,456	75,535	6,345	18,349	392,685
Participants' contributions transferred during the year	190	1,156	1	1,597	2,944
Actuarial (Gain)/loss	64,883	(9,660)	1,794	12,346	69,363
Benefits paid during the year	(231,985)	(46,367)	(4,937)	(7,350)	(290,639)
Present value of actuarial liabilities at December 31, 2010	3,088,723	784,933	67,543	207,759	4,148,958

	CPFL	CPFL	CPFL	RGE	Total asset
	Paulista	Piratininga	Geração
Present value of actuarial assets at January 1, 2009	(2,413,252)	(618,671)	(51,207)	(180,708)	(3,263,838)
Expected return during the year	(304,351)	(77,554)	(6,468)	(18,378)	(406,751)
Participants' contributions transferred during the year	(68)	(1,249)	(2)	(1,104)	(2,423)
Sponsors' contributions	(62,229)	(17,562)	(1,342)	(3,138)	(84,271)
Actuarial (gain)/loss	(46,325)	(6,725)	(407)	(16,573)	(70,030)
Benefits paid during the year	214,412	44,971	4,457	7,532	271,372
Current value of actuarial assets at December 31, 2009	(2,611,813)	(676,790)	(54,969)	(212,369)	(3,555,941)
Expected return during the year	(364,286)	(93,152)	(7,679)	(23,718)	(488,835)
Participants' contributions transferred during the year	(190)	(1,156)	(1)	(1,597)	(2,944)
Sponsors' contributions	(51,320)	(16,323)	(1,129)	(9,084)	(77,856)
Actuarial (gain)/loss	(191,824)	(44,177)	(11,336)	(6,119)	(253,456)
Benefits paid during the year	231,985	46,367	4,937	7,350	290,639
Current value of actuarial assets at December 31, 2010	(2,987,448)	(785,231)	(70,177)	(245,537)	(4,088,393)

20.3 Changes in the assets and liabilities recognized:

The changes in net liabilities are as follows:

	December 31, 2010				December 31, 2010
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Actuarial liabilities /(assets) at the beginning of the year	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Expense (Income) recognized in income statement	(70,769)	(14,068)	(1,192)	(86,029)	5,400	5,400
Sponsors' contributions transferred during the year	(51,320)	(16,322)	(1,130)	(68,772)	(1,475)	(1,475)
Actuarial liabilities /(assets) at the end of the year	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Other contributions	13,875	375	177	14,427	-	-
Subtotal	483,498	111,949	11,629	607,076	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,905
Total liabilities	483,498	111,949	11,629	610,981

Current				40,103		-
Noncurrent				570,878		5,800

	December 31, 2009				December 31, 2009
	CPFL	CPFL	CPFL	Total liability	RGE	Total asset
	Paulista	Piratininga	Geração
Actuarial liabilities /(assets) at the beginning of the year	653,864	155,927	14,887	824,678	-	-
Expense (Income) recognized in income statement	77	3,599	229	3,905	(6,971)	(6,971)
Sponsors' contributions transferred during the year	(62,229)	(17,562)	(1,342)	(81,133)	(2,754)	(2,754)
Actuarial liabilities /(assets) at the end of the year	591,712	141,964	13,774	747,450	(9,725)	(9,725)
Other contributions	13,342	243	281	13,866	-	-
Subtotal	605,054	142,207	14,055	761,316	(9,725)	(9,725)
Other contributions RGE	-	-	-	6,454
Total liabilities	605,054	142,207	14,055	767,770

Current				44,484		-
Noncurrent				723,286		9,725

20.4 Recognition of income and expense of private pension fund:

The external actuary’s estimate of the expense and/or revenue to be recognized in 2011 and the revenue recognized in 2010 is as follows:

	2011 Estimated
	CPFL	CPFL	CPFL	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,043	3,781	136	4,960
Interest on actuarial obligations	304,730	77,929	6,673	389,332
Expected return on plan assets	(369,344)	(97,889)	(8,706)	(475,939)
Amortization of unrecognized actuarial gains	(4,730)	(2,448)	(585)	(7,763)
Total income	(68,301)	(18,627)	(2,482)	(89,410)

	2010 Realized
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,061	3,550	142	1,153	5,906
Interest on actuarial obligations	292,456	75,534	6,345	18,349	392,684
Expected return on plan assets	(364,286)	(93,152)	(7,679)	(23,717)	(488,834)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	9,615	9,615
Total Expense (Income)	(70,769)	(14,068)	(1,192)	5,400	(80,629)

	2009 Realized
	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração
Cost of service	1,413	4,172	165	1,256	7,006
Interest on actuarial obligations	303,015	76,981	6,532	17,626	404,154
Expected return on plan assets	(304,351)	(77,554)	(6,468)	(18,387)	(406,760)
Recognition of the asset (limited to paragraph 58-b of CPC 33)	-	-	-	(7,466)	(7,466)
Total Expense (Income)	77	3,599	229	(6,971)	(3,066)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2011 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions taken into consideration in the actuarial calculations at the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração			RGE

	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	(***)	10.24% p.a.	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible		100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 12.73% p.a. and CPFL Piratininga 12.71% p.a.
(**) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(***) CPFL Paulista and CPFL Geração 13.05% p.a, CPFL Piratininga 12.84% p.a

(21)  REGULATORY CHARGES

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Fee for the Use of Water Resources	4,452	4,080	3,636
Global Reverse Fund - RGR	16,483	9,876	7,451
ANEEL Inspection Fee	2,283	1,945	2,012
Fuel Consumption Account - CCC	58,289	9,392	48,194
Energy Development Account - CDE	42,035	38,457	33,237
Total	123,542	63,750	94,530

(22)  TAXES AND CONTRIBUTIONS

	Consolidated
	Current			Noncurrent
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
ICMS (State VAT)	247,890	315,906	276,112	-	-	-
PIS (Tax on Revenue)	13,565	11,762	9,022	-	-	-
COFINS (Tax on Revenue)	63,668	54,978	41,591	959	1,639	2,243
IRPJ (Corporate Income Tax)	85,999	69,480	94,944	-	-	-
CSLL (Social Contribution Tax)	22,086	18,583	13,475	-	-	-
Other	22,035	27,901	21,528	-	-	-
Total	455,243	498,610	456,672	959	1,639	2,243

(23)  PROVISION FOR CONTINGENCIES

	Consolidated
	December 31, 2010		December 31, 2009		January 1, 2009
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	39,151	147,062	42,752	127,750	55,106	108,646

Civil
General Damages	11,126	75,003	9,897	59,434	14,450	64,407
Tariff Increase	10,814	9,200	12,249	9,068	10,635	18,498
Energy Purchased	-	-	-	-	14,899	13,228
Other	10,678	16,698	11,967	15,674	6,695	15,588
	32,618	100,901	34,113	84,176	46,679	111,721
Tax
FINSOCIAL	18,714	53,322	18,601	52,998	18,478	52,649
Increase in basis - PIS and COFINS	866	721	866	1,022	1,277	1,010
Interest on Shareholders’ Equity - PIS and COFINS	10,666	10,666	9,800	9,800	70,301	-
PIS and COFINS - Non-Cumulative Method	87,672	-	122,792	-	124,887	-
Income Tax	73,401	539,601	63,914	498,347	59,708	456,519
Other	28,178	38,411	7,806	20,084	6,091	19,429
	219,497	642,721	223,779	582,251	280,742	529,607
Total	291,266	890,684	300,644	794,177	382,527	749,974

The changes in the provisions for contingencies and escrow deposits are shown below:

	Consolidated
	December 31, 2009	Addition	Reversal	Payment	Monetary Restatement	December 31, 2010

Labor	42,752	28,769	(2,866)	(29,504)	-	39,151
Civil	34,113	9,402	(5,512)	(5,678)	293	32,618
Tax	223,779	31,393	(40,098)	(22)	4,445	219,497
Reserve for Contingencies	300,644	69,564	(48,476)	(35,204)	4,738	291,266

Escrow Deposits	794,177	80,226	(13,737)	(14,380)	44,398	890,684

	Consolidated
	January 1, 2009	Addition	Reversal	Payment	Monetary Restatement	December 31, 2009

Labor	55,106	1,016	(3,688)	(9,682)	-	42,752
Civil	46,679	10,603	(667)	(22,502)	-	34,113
Tax	280,742	13,444	(1,481)	(72,844)	3,918	223,779
Reserve for Contingencies	382,527	25,063	(5,836)	(105,028)	3,918	300,644

Escrow Deposits	749,974	64,268	(17,164)	(48,052)	45,151	794,177

The provisions for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is more likely than not in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) Labor: The main labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims).

b)  Civil:

Bodily injury - mainly refer to claims for indemnities relating to accidents in the subsidiaries' electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase: Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c)         Tax

FINSOCIAL - relates to legal challenges of the rate increase and collection of FINSOCIAL during the period June 1989 to October 1991.

PIS and COFINS - JCP - in 2009, the Company dropped its suit  disputing PIS and COFINS charged on Interest on shareholders’ equity  received, and paid the amounts in question, taking advantage of the benefit granted in Law n° 11,941/09 (REFIS IV), that is, a reduction in the fine, interest and legal charges. The Company is awaiting finalization of the legal procedures in order to offset the escrow deposits of the amounts.

PIS and COFINS – Non-cumulative method – refers to the tax disputes in relation to the non-cumulative levying of PIS and COFINS on certain sector charges. In 2010, the subsidiaries reversed the contingency of R$ 39,502 against the “General and administrative expenses – Legal, court fees and indemnities” account and the restatement of the consolidated amount of R$ 4,136 against the “Financial expense - Restatement and exchange variations” account.

Income tax - The provision of R$ 53,356 (R$ 44,531 in 2009) recognized by the subsidiary CPFL Piratininga, refers to the lawsuit in relation to the tax deductibility of CSLL in determination of IRPJ.

Other - tax - Refers to other suits in progress at the judicial and administrative levels resulting from of the subsidiaries' operations, in relation to INSS, FGTS and SAT tax issues.

d)        Possible losses - the Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at December 31, 2010, were as follows: (i) R$ 341,608 labor (R$ 294,825 in 2009); (ii) R$ 604,603 civil cases related mainly to bodily injury, environmental impact and tariff increases (R$ 472,710 in 2009); and (iii) R$ 823,872 in tax claims, principally Income tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 625,369 in 2009).

Based on the opinion of their legal advisers, Management of the Company and its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

Escrow deposits - The deposit of R$ 483,355 (R$ 450,319 in 2009) by CPFL Paulista refers to the dispute on the deductibility for income tax purposes of expense recognized in 1997 in respect of settlement in respect of the welfare deficit of the employees’ pension plan in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the subsidiary obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit as a condition for continuing the discussions, the subsidiary made an escrow deposit.  The deductibility resulted in other assessments and in order to be able to continue the discussions, the subsidiary offered collateral in the form of bank guarantees amounting to R$ 325,292. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be classified as remote.

(24)  PUBLIC UTILITIES

Consolidated
Companies	December 31, 2010	December 31, 2009	January 1, 2009	Number of remaining installments	Interest rates
CERAN	71,987	65,904	67,546	304	IGP-M + 9.6% p.a.
ENERCAN	9,884	9,434	9,693	294	IGP-M + 8% p.a.
BAESA	52,865	50,402	51,729	306	IGP-M + 8% p.a.
Foz do Chapecó	312,182	295,794	295,147	313	IGP-M / IPC-A + 5.3% p.a.
TOTAL	446,918	421,534	424,115

Current	17,287	15,697	15,228
Noncurrent	429,631	405,837	408,887

(25)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current			Noncurrent
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Consumers and Concessionaires	63,584	50,250	50,545	-	-	-
Energy Efficiency Program - PEE	63,698	55,889	36,979	32,039	56,915	63,992
Research & Development - P&D	110,418	100,544	37,767	29,682	12,636	64,670
National Scientific and Technological Development Fund - FNDCT	3,076	4,705	28,230	-	-	228
Energy Research Company - EPE	1,206	2,008	13,593	-	-	114
Fund for Reversal	-	-	-	17,751	17,751	17,751
Advances	14,517	9,652	6,962	8,680	55,987	48,441
Provision for environmental expenditure	11,685	2,483	6,330	2,455	2,628	544
Payroll	6,724	8,085	8,533	-	-	-
Profit sharing	37,970	32,490	25,870	-	-	-
TAC ANEEL fine (DEC/FEC and voltage level)	-	10,877	-	-	-	-
Collections agreement	51,271	27,138	14,584	-	-	-
Guarantees	-	-	-	45,831	71,152	63,692
Other	46,712	34,740	50,295	4,692	9,575	10,080
Total	410,861	338,861	279,688	141,130	226,644	269,512

Consumers and concessionaires: refers to liabilities in connection with bills paid twice and adjustments to billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program.  Liabilities to concessionaires refer principally to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga.

Research and Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to monthly restatement, at the SELIC rates, to realization.

Advances: the noncurrent amount refers to the contribution (“AFAC”) made exclusively by EPASA’s shareholders. In the future, the subsidiary CPFL Geração will contribute the funds relating to its participation. In 2009 the balance represented the contributions made by shareholders of Chapecoense.

ANEEL TAC Fine (DEC and FEC): fine imposed on the subsidiary RGE, in relation to meeting DEC (Equivalent Duration of Interruptions per Client) and FEC (Equivalent Frequency of Interruptions per Consumer) indexes.

Profit-sharing: in conformity with a collective labor agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on achievement of operating and financial targets established in advance.

(26)  SHAREHOLDER’S EQUITY

The shareholders’ participations in the Company’s equity as of December 31, 2010 and 2009 are shown below:

	Number of shares
	December 31, 2010		December 31, 2009		January 1, 2009
Shareholders	Common Shares	Interest %	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25.55	122,948,720	25.62	133,653,591	27.85
BB Carteira Livre I FIA	149,233,727	31.02	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.62	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.42	40,526,739	8.44	29,821,870	6.21
Brumado Holdings S.A.	17,251,048	3.59	17,251,048	3.59	28,420,052	5.92
Board Members	112	-	112	-	3,112	-
Executive Officers	2,824	-	6,450	-	31,152	0.01
Other Shareholders	90,460,449	18.80	89,230,631	18.60	78,033,923	16.26
Total	481,137,130	100.00	479,910,938	100.00	479,910,938	100.00

26.1 - Capital increase

The Annual and Extraordinary General Meetings of CPFL Energia held on April 26, 2010 approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the capital of CPFL Energia increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

26.2 - Capital Reserve

Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw at the time of the incorporation of the shares of minority shareholders in November 2005.

26.3 - Profit Reserve

Comprises the balance of the Statutory Reserve of R$ 418,665.

26.4 - Dividends

In July 2010, the Company’s Board of Directors approved the distribution of net income of R$ 774,429 as at June 30, 2010, as interim dividends, corresponding to R$ 1.609579599  per share.

During the year, the Company paid R$ 1,423,550 in respect of the dividends declared at December 31, 2009 and June 30, 2010.

26.5 - Allocation of Net Income for the Year

The Company’s by-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

For this year, Company management is proposing distribution of the remaining balance of the net income, by  declaration of R$ 486,040 in the form of dividends, corresponding to R$ 1.010190770 per share, as shown below:

Net income - Parent company	1,538,281
Prescribed Dividend	6,406
Constitution of Legal Reserve	(76,914)
Realization of comprehensive income	26,974
Net loss on first time adoption of IFRS	(234,278)
Net Income Base for Allocation	1,260,469
Interim Dividend	(774,429)
Proposed Dividend	486,040

(27)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at December 31, 2010 was based on the profit of R$ 1,538,281 attributable to CPFL Energia (R$ 1,657,297 at December 31, 2009) and the average weighted number of common shares outstanding during the year ended December 31, 2010, as shown below:

	December 31, 2010	December 31, 2009

Net income attributable to CPFL Energia	1,538,281	1,657,297

Weighted average number of common shares	December 31, 2010	December 31, 2009

Shares issued on January 1	479,910,938	479,910,938
Shares issued on April 26, 2010	1,226,192	-
Weighted average number of common shares as of December 31	480,747,436	479,910,938

Earnings per share	3.20	3.45

Diluted earnings per share

In 2010 and 2009, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share.

(28)  OPERATING REVENUE

	Consolidated
	Number of Consumers (*)		GWh (*)		R$ Thousand
Revenue from Eletric Energy Operations	2010	2009	2010	2009	2010	2009
Consumer class
Residential	5,880,204	5,695,689	12,983	12,346	5,416,581	5,098,424
Industrial	78,261	77,166	15,413	14,970	4,123,723	4,127,319
Commercial	490,554	496,377	7,695	7,297	2,795,127	2,700,025
Rural	237,903	238,566	2,100	2,257	434,519	438,666
Public Administration	45,386	44,051	1,112	1,074	384,742	376,735
Public Lighting	8,096	7,933	1,444	1,408	303,862	293,463
Public Services	7,239	6,738	1,742	1,664	470,323	462,431
Billed	6,747,643	6,566,520	42,489	41,016	13,928,877	13,497,063
Own Consumption	783	768	33	33
Unbilled (Net)					1,304	43,217
Emergency Charges - ECE/EAEE					7	(5)
Reclassification to Network Usage Charge - TUSD - Captive Consumers					(5,843,561)	(6,025,716)
Electricity sales to final consumers			42,522	41,049	8,086,627	7,514,559

Furnas Centrais Elétricas S.A.			3,026	3,026	347,472	353,554
Other Concessionaires and Licensees			7,217	7,016	731,493	854,852
Current Electric Energy			2,495	2,883	117,156	90,732
Electricity sales to wholesaler			12,738	12,925	1,196,121	1,299,138

Revenue due to Network Usage Charge - TUSD - Captive Consumers					5,843,561	6,025,716
Revenue due to Network Usage Charge - TUSD - Free Consumers					1,127,795	789,357
Revenue from construction of concession infrastructure					1,043,678	615,557
Low Income Consumer´s Subsidy					31,245	31,970
Other Revenue and Income					227,651	215,013
Other operating revenues					8,273,930	7,677,613

Total gross revenues					17,556,678	16,491,310

Deductions from operating revenues
ICMS					(2,728,416)	(2,613,276)
PIS					(265,444)	(263,951)
COFINS					(1,224,934)	(1,216,563)
ISS					(3,847)	(3,617)
Global Reversal Reserve - RGR					(53,985)	(61,407)
Fuel Consumption Account - CCC					(593,630)	(386,949)
Energy Development Account - CDE					(470,981)	(449,417)
Research and Development and Energy Efficiency Programs					(134,772)	(102,175)
PROINFA					(56,933)	(35,954)
Other					(7)	5
					(5,532,949)	(5,133,304)

Net revenue					12,023,729	11,358,006

(*) Information not examined by the independent auditors.

The details of the tariff adjustments for the distributors are as follows:

		2010		2009
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	2.70%	-5.69%	21.22%	21.56%
CPFL Piratininga	October	10.11%	5.66%	5.98%	-2.12%
RGE	June/April	12.37%	3.96%	18.95%	3.43%
CPFL Santa Cruz	February	10.09%	-2.53%	24.09%	11.85%
CPFL Leste Paulista	February	-13.21%	-8.47%	12.94%	10.61%
CPFL Jaguari	February	5.16%	3.67%	11.36%	9.40%
CPFL Sul Paulista	February	5.66%	4.94%	11.64%	10.23%
CPFL Mococa	February	3.98%	3.24%	11.18%	5.59%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year

(29)  COST OF ELECTRIC ENERGY

	Consolidated
Cost of Electric Energy	GWh (*)		R$ thousand
Electricity Purchased for Resale	2010	2009	2010	2009
Energy Purchased in Restricted Framework - ACR
Tractebel Energia S.A.	7,482	6,827	1,108,578	973,344
Itaipu Binacional	10,835	11,084	1,010,132	1,157,306
Petróleo Brasileiro S.A. Petrobrás	1,717	1,721	207,011	210,488
CESP - Cia Energética de São Paulo	1,759	1,808	175,467	171,837
Furnas Centrais Elétricas S.A.	1,673	1,649	156,197	147,681
CEMIG - Cia Energética de Minas Gerais	1,036	1,357	131,451	222,604
CHESF - Cia Hidro Elétrica do São Francisco	1,343	1,318	119,594	113,143
Termorio S.A.	454	248	119,028	75,286
Copel Geração e Transmissão S.A.	694	713	69,817	69,126
Tractebel Energia Comercializadora Ltda.	397	136	43,500	14,325
Câmara de Comercialização de Energia Elétrica - CCEE	3,373	3,101	198,789	57,748
PROINFA	1,133	958	182,674	169,706
Other	4,726	5,574	593,054	663,391
	36,622	36,494	4,115,292	4,045,985
Energy Purchased in the Free Market - ACL	15,762	16,180	1,443,246	1,455,049
	52,384	52,674	5,558,538	5,501,034
Credit of PIS and COFINS			(508,463)	(521,366)
Subtotal			5,050,075	4,979,668

Electricity Network Usage Charge
Basic Network Charges			899,112	901,589
Transmission from Itaipu			88,568	84,281
Connection Charges			68,985	59,475
Charges of Use of the Distribution System			30,217	25,657
System Service Charges - ESS			174,230	80,727
Reserve Energy charges			32,281	3,220
			1,293,393	1,154,949
Credit of PIS and COFINS			(120,978)	(120,108)
Subtotal			1,172,415	1,034,841

Total			6,222,490	6,014,509

(*) Information not examined by the independent auditors.

(30)  OPERATING COSTS AND EXPENSES

	Parent Company
	Operating expenses				Total
	General		Other
	2010	2009	2010	2009	2010	2009
Personnel	3,837	2,451	-	-	3,837	2,451
Employee Pension Plans	-	-	-	-	-	-
Materials	57	42	-	-	57	42
Outside Services	19,442	7,759	-	-	19,442	7,759
Depreciation and Amortization	150	119	-	-	150	119
Costs related to infrastructure construction	-	-	-	-	-	-
Other:
Leases and Rentals	124	122	-	-	124	122
Publicity and Advertising	1,530	1,589	-	-	1,530	1,589
Legal, Judicial and Indemnities	410	414	-	-	410	414
Donations, Contributions and Subsidies	150	43	-	-	150	43
Loss (gain) on the write-off of noncurrent assets	-	-	-	1,365	-	1,365
Intangible of concession amortization			145,302	148,749	145,302	148,749
Other:	8,976	5,800	-	-	8,976	5,800
Total	34,676	18,339	145,302	150,114	179,978	168,453

	Consolidated

	Operating costs		Services Rendered to Third Parties		Operating expenses						Total
					Sales		General		Other
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Personnel	351,447	332,033	279	640	80,013	69,253	161,878	151,186	-	-	593,617	553,112
Employee Pension Plans	(80,629)	(3,066)	-	-	-	-	-	-	-	-	(80,629)	(3,066)
Materials	62,175	58,787	2,368	1,246	4,402	4,277	11,678	8,048	-	-	80,623	72,358
Outside Services	199,065	160,887	2,358	1,742	84,488	72,648	181,493	153,642	-	-	467,404	388,919
Depreciation and Amortization	475,647	451,712	-	-	9,212	10,944	24,167	23,518	152	-	509,178	486,174
Costs related to infrastructure construction	-	-	1,043,678	615,557	-	-	-	-	-	-	1,043,678	615,557
Other:
Collection charges	-	-	-	-	55,910	50,367	-	-	-	-	55,910	50,367
Allowance for doubtful accounts	-	-	-	-	51,668	36,250	-	-	-	-	51,668	36,250
Leases and Rentals	15,068	15,633	-	-	1,676	65	9,764	4,866	13	-	26,521	20,564
Publicity and Advertising	-	-	-	-	-	-	19,852	7,970	-	-	19,852	7,970
Legal, Judicial and Indemnities	-	-	-	-	-	-	5,416	25,209	-	-	5,416	25,209
Donations, Contributions and Subsidies	-	-	-	-	-	-	5,810	7,095	27	-	5,837	7,095
Inspection fee	-	-	-	-	-	-	-	-	24,769	23,563	24,769	23,563
Loss (gain) on the write-off of noncurrent assets	-	-	-	-	-	-	-	-	(11,308)	(2,240)	(11,308)	(2,240)
Free energy adjustment	-	-	-	-	-	-	-	-	2,782	19,378	2,782	19,378
Intangible of concession amortization	-	-	-	-	-	-	-	-	182,615	186,899	182,615	186,899
Other:	44,720	37,952	2,297	1,759	13,066	11,395	23,154	21,856	754	(257)	83,991	72,705
Total	1,067,493	1,053,938	1,050,980	620,944	300,435	255,199	443,212	403,390	199,804	227,343	3,061,924	2,560,814

(31)  FINANCIAL INCOME AND EXPENSES

	Parent Company		Consolidated
	2010	2009	2010	2009
Financial Income

Income from Financial Investments	32,068	23,717	156,420	94,356
Arrears of interest and fines	22	5	136,181	124,713
Restatement of tax credits	2,943	2,961	7,789	3,860
Restatement of Escrow Deposits	866	352	44,366	45,154
Monetary and Exchange Variations	-	-	42,548	22,171
Discount on purchase of ICMS credit	-	-	7,806	7,803
Interest - Extraordinary Tariff Adjustment	-	-	191	147
Interest on intercompany loans	4,290	-	5,894	2,460
PIS and COFINS of Interest on Shareholders' Equity	(18,253)	(18,476)	(18,253)	(18,476)
Guarantees	45,256	6,034	45,256	6,034
Other	25,749	22,591	54,917	63,138
Total	92,941	37,184	483,115	351,360

Financial Expense

Debt Charges	(45,430)	(46,199)	(740,973)	(619,582)
Monetary and Exchange Variations	(5,435)	(414)	(90,381)	(37,107)
(-) Capitalized borrowing costs	-	-	132,938	84,931
Public utilities	-	-	(31,578)	(8,651)
Guarantees	(37,835)	(9,301)	(37,835)	(9,301)
Other	(7,528)	(10,786)	(69,229)	(71,356)
Total	(96,228)	(66,700)	(837,058)	(661,066)

Net financial income (expense)	(3,287)	(29,516)	(353,943)	(309,706)

(32)  SEGMENT INFORMATION

The Company’s operating segments are separated by business segment (electric energy distribution, generation and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between the segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by segment of activity is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
2010
Net revenue	10,471,192	538,217	1,012,525	1,795	-	12,023,729
(-) Intersegment revenues	13,904	650,571	766,922	-	(1,431,397)	-
Income from electric energy service	1,852,867	616,416	302,981	(32,949)	-	2,739,315
Financial income	316,020	53,725	22,389	90,981	-	483,115
Financial expense	(394,999)	(323,441)	(22,311)	(96,307)	-	(837,058)
Income before taxes	1,773,749	345,914	302,024	(36,315)	-	2,385,372
Income tax and social contribution	(604,865)	(88,731)	(95,840)	(35,899)	-	(825,335)
Net Income	1,168,884	257,183	206,184	(72,214)	-	1,560,037
Total Assets (**)	11,689,503	7,568,600	349,047	449,655	-	20,056,805
Capital Expenditures and other intangible assets	1,127,637	645,040	27,853	10	-	1,800,540
Depreciation and Amortization	352,806	188,981	4,553	145,453	-	691,793

2009
Net revenue	9,764,670	453,711	1,139,621	4	-	11,358,006
(-) Intersegment revenues	14,127	611,335	644,620	-	(1,270,082)	-
Income from electric energy service	1,860,801	649,561	292,543	(20,222)	-	2,782,683
Financial income	262,914	30,884	20,113	37,449	-	351,360
Financial expense	(361,852)	(222,990)	(9,764)	(66,460)	-	(661,066)
Income before taxes	1,761,863	457,455	302,892	(49,233)	-	2,472,977
Income tax and social contribution	(602,761)	(125,711)	(93,300)	37,663	-	(784,109)
Net Income	1,159,102	331,744	209,592	(11,570)	-	1,688,868
Total Assets (**)	10,696,228	6,761,330	422,816	610,385	-	18,490,759
Capital Expenditures and other intangible assets	667,614	550,565	9,789	131	-	1,228,099
Depreciation and Amortization	344,499	175,825	3,882	148,867	-	673,073

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(33)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações (“Fund")

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties. Balances and transactions involving related parties are shown in tables 33.1 and 33.2.

33.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	ASSETS			LIABILITIES			REVENUE		EXPENSE
	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009	2010	2009	2010	2009

Bank deposits and short-term investments
Banco do Brasil S.A.	141,372	179,781	67,480	-	-	-	13,147	7,030	494	4
Banco Nossa Caixa S.A.	-	196	-	-	-	-	-	-	-	10

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	10,352	266,531	1,409,587	813,805	1,036,739	3,612	-	110,671	78,832

Other financial transactions
Banco do Brasil S.A.	-	-	-	4,012	6,824	8,646	1,458	1,819	4,005	3,215
Banco Nossa Caixa S.A.	-	-	-	-	-	-	-	-	-	1,469

Energy sales in the free market
Camargo Corrêa Cimentos S.A.	656	-	-	-	-	-	7,737	-	-	-
Tavex Brasil S.A.	-	-	-	-	-	-	19,983	18,549	-	-

Energy purchases in the free market
NC Energia S.A.	42	2,238	2,055	-	-	-	18,745	24,961	-	1,146
Vale S.A	-	-	-	-	-	-	-	-	-	8,994
Vale Energia S.A.	-	-	-	-	1,348	-	-	-	20,277	26,613
Cia Energetica de Pernambuco - Celpe	52	-	-	-	-	-	-	-	-	-
Companhia de Eletricidade do Estado da Bahia - Coelba	342	-	-	-	-	-	2,834	-	-	-

Materials and Service Provision
Brasil Telecom S.A.	-	-	-	19	-	56	-	-	834	831
Camargo Corrêa Cimentos S.A.	-	-	-	-	2	3	-	-	-	20
Camargo Corrêa Geração de Energia S.A.	-	5	-	-	-	-	-	42	-	-
Banco do Brasil S.A.	-	-	-	-	-	-	-	-	220	-

Other revenue
Brasil Telecom S.A.	2,671	890	-	-	-	-	10,684	9,794	-	-

Property, plant and equipment acquisition
Construções e Comércio Camargo Correa S.A.	55,986	36,536	145,114	1,957	1,850	863

(*) Cost value, both for loans and for derivatives

33.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

	ASSETS			LIABILITIES			REVENUE		EXPENSE
Companies	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009	2010	2009	2010	2009

Intercompany allocation of expense
Companhia Paulista de Força e Luz	-	-	1	-	150	141	-	-	1,598	1,440
Companhia Piratininga de Força e Luz	-	-	-	-	27	20	-	-	314	219
CPFL Comercialização Brasil S.A	-	-	-	-	14	15	-	-	239	182
CPFL Geração de Energia S.A.	-	-	-	-	-		-	-	-	(30)

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	-	7		-	-	70	77

Intercompany loans
Centrais Elétricas da Paraiba S.A.		-		-	-		-	165	-	-
CPFL Atende Centro de Cont. e Aten. Ltda	12,384	6,238	1,045	-	-		799	465	-	-
CPFL Bioenergia S.A.	-	14,422	-	-	-		786	391	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	2,491	1,430	-	-	-		211	13	-	-
Companhia Luz e Força de Mococa	-	3,012	-	-	-		139	-	-	-

Dividend / Interest on shareholders' equity
Companhia Luz e Força de Mococa	3,648	500	-	-	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	12,000	7,000	10,000	-	-	-	-	-	-	-
Companhia Leste Paulista de Energia	-	4,957	-	-	-	-	-	-	-	-
Companhia Paulista de Força e Luz	237,000	-	-	-	-	-	-	-	-	-
Companhia Piratininga de Força e Luz	-	138,829	-	-	-	-	-	-	-	-
Companhia Sul Paulista de Energia	-	5,836	-	-	-	-	-	-	-	-
CPFL Comercialização Brasil S.A	75,000	-	-	-	-	-	-	-	-	-
CPFL Geração de Energia S.A.	85,000	-	148,203	-	-	-	-	-	-	-
CPFL Serv. Equip. Ind. e Com. S.A.	-	3,648	-	-	-	-	-	-	-	-
Rio Grande Energia S.A.	-	41,002	-	-	-	-	-	-	-	-
								-
Advance to future capital increase
CPFL Jaguariúna S.A.	445	140		-	-	-	-	-	-	-
Perácio Participações S.A.	-	-	409,310

Other
Perácio Participações S.A.	-	-	4,233	-	-	-	-	-	-	-

33.3) The main transactions are described below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments, as mentioned in Note 6.

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised in accordance with Notes 18 and 19, contracted under the normal market conditions at the time.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund managed by BB DTVM, which charges management fees under normal market conditions for such management.

d)        Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)         Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)         Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Additionally, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 20.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 18 and 19.

The total remuneration of key management personnel in 2010, in accordance with CVM Decision nº 560/2008, was R$ 18,260. This amount comprises R$ 16,152 in respect of short-term benefits, R$ 624 for post-employment benefits and R$ 1,484 for other long-term benefits, and refers to the amount recorded by the accrual method.

(34)  INSURANCE

The insurance cover maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The principal insurance policies in the consolidated financial statements are:

		Consolidated
DESCRIPTION	TYPE OF COVER	2010	2009	2008

Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	4,605,688	3,935,861	3,984,443
Transport	National Transport	197,712	101,000	75,600
Stored Materials	Fire, Lightning, Explosion and Robbery	18,729	30,423	27,830
Automobiles	Comprehensive Cover	3,531	2,138	6,886
Civil Liability	Electric Energy Distributors	20,134	19,996	19,999
Personnel	Group Life and Personal Accidents	68,532	76,617	125,544
Other	Operational risks and other	31,598	125,048	529,740

Total		4,945,924	4,291,083	4,770,042

Information not examined by the independent auditors.

(35)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

a) Financial assets

a.1) Measured at amortized cost

	Consolidated
Loans and receivables	December 31, 2010	December 31, 2009	January 1, 2009
Consumers, Concessionaires and Licensees	2,011,830	1,977,745	1,881,485
Leases	31,068	24,192	6,389
Other
Receivables from BAESA's shareholders	17,128	31,006	42,443
Pledges, Funds and Tied Deposits	91,159	101,566	133,419
Fund Tied to Foreign Currency Loans	21,221	19,148	30,023
Services Rendered to Third Parties	73,163	48,845	18,642
Reimbursement RGR	7,592	7,115	5,939
Collection Agreements	26,573	4,263	-
	2,279,734	2,213,880	2,118,340

	Consolidated
Held to maturity	December 31, 2010	December 31, 2009	January 1, 2009
Financial investments	81,749	101,432	125,366
Receivables - CESP	-	8,923	35,985
	81,749	110,355	161,351

a.2) Measured at fair value

	Consolidated
Measured at fair value through profit or loss	December 31, 2010	December 31, 2009	January 1, 2009
Cash and cash equivalent	1,562,895	1,487,243	758,454
Derivatives	326	8,676	433,395
Financial investments	33,606	17,656	9,669
	1,596,827	1,513,575	1,201,518

	Consolidated
Available for sale	December 31, 2010	December 31, 2009	January 1, 2009
Financial asset of concession	934,646	674,029	582,241

b) Financial liabilities

b.1) Measured at amortized cost

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Suppliers	(1,047,392)	(1,064,107)	(1,071,215)
Loans and financing - Principal and interest	(5,141,556)	(3,452,942)	(3,229,633)
Debentures - Principal and interest	(3,840,340)	(3,351,478)	(2,709,079)
Dividends	(23,815)	(25,284)	(17,512)
Regulatory Charges	(123,542)	(63,750)	(94,530)
Other
Consumers, Concessionaires and Licensees	(63,584)	(50,250)	(50,545)
National Scientific and Technological Development Fund - FNDCT	(3,076)	(4,705)	(28,458)
Energy Research Company - EPE	(1,206)	(2,008)	(13,707)
Collection Agreements	(51,271)	(27,137)	(14,584)
Reversal Fund	(17,751)	(17,751)	(17,751)
	(10,313,533)	(8,059,412)	(7,247,014)

b.2) Measured at fair value through profit or loss

	Consolidated
Measured at fair value through profit or loss	December 31, 2010	December 31, 2009	January 1, 2009
Held for trade
Derivatives	(11,864)	(12,706)	(54,404)

Initial recognition (1)
Loans and financing - certain debts	(424,827)	(1,095,103)	(1,516,833)
	(436,691)	(1,107,809)	(1,571,237)

(1) Due to the initial recognition at fair value of the above financial liability, the consolidated result was a loss of R$ 52 in 2010 (R$ 56,609 in 2009).

c) Valuation of financial instruments

CPC 40 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	Consolidated
	December 31, 2010			December 31, 2009			January 1, 2009
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents	1,562,895	-	-	1,487,243	-	-	758,454	-	-
Derivatives	-	(11,538)	-	-	(4,030)	-	-	378,991	-
Loans and financing	-	(424,827)	-	-	(1,095,103)	-	-	(1,516,833)	-
Financial investments	33,606	-	-	17,656	-	-	9,669	-	-
Financial asset of concession	-	-	934,646	-	-	674,029	-	-	582,241
	1,596,501	(436,365)	934,646	1,504,899	(1,099,133)	674,029	768,123	(1,137,842)	582,241

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale, as mentioned in Note 3.2, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in the equity valuation reserve are disclosed in Note 12.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

It is assumed that financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers are already close to the respective market values.

At December 31, 2010 and 2009, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

	Parent Company
	December 31, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value

Debentures (note 19)	(465,529)	(470,262)	(462,788)	(468,993)
Total	(465,529)	(470,262)	(462,788)	(468,993)

	Consolidated
	December 31, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 18)	(5,141,556)	(4,870,909)	(3,452,942)	(3,194,735)
Debentures (note 19)	(3,840,340)	(3,891,397)	(3,351,478)	(3,392,071)
Total	(8,981,896)	(8,762,306)	(6,804,420)	(6,586,806)

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective carrying amount. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

The Company recognized in “Investments at cost” in the consolidated financial statements the 5.93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S/A, in the form of 28,154 common shares and 18,508 preferred shares. As the shares of that company are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

d) Derivatives

The Company and its subsidiaries have a policy of using derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the subsidiary CPFL Paulista are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, certain debts were designated at fair value, for accounting purposes. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At December 31, 2010, the Company and its subsidiaries had the following swap operations:

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	-	(7,421)	(7,421)	186	(7,607)	yen	Jan, 2012	376,983	Over the counter
Subtotal	-	(7,421)	(7,421)	186	(7,607)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
Itau BBA	-	(606)	(606)	(606)	-	dollar	Oct 2010	30,121	Over the counter

CPFL Geração
Itaú BBA	-	(2,760)	(2,760)	(2,618)	(142)	dollar		65,237
							Oct 2010 to Mar 2011		Over the counter

Hedge interest rate variation (1)

CPFL Energia
Citibank	-	(583)	(583)	7	(590)	CDI + spread	Sep 2010 to Sep 2014	450,000	Over the counter

RGE
Santander	289	-	289	95	194	CDI + spread	Jan 2011 to Dec 2013	280,000	Over the counter
Citibank	37	(2)	35	8	27	CDI + spread	Jun 2011 to Dec 2013	100,000	Over the counter

Hedge interest rate variation (2)

CPFL Piratininga
HSBC	-	(114)	(114)	6	(120)	TJLP	Jan 2013	25,453	Over the counter
Santander	-	(137)	(137)	(3)	(134)	TJLP	Jan 2013	25,453	Over the counter

CPFL Geração
HSBC	-	(241)	(241)	(9)	(245)	TJLP	Dec 2012	50,377	Over the counter

Subtotal	326	(4,443)	(4,117)	(3,120)	(1,010)

Total	326	(11,864)	(11,538)	(2,934)	(8,617)

Circulante	244	(3,981)
Não circulante	82	(7,883)
Total	326	(11,864)

* For further details of terms and information about debts and debentures, see Notes 18 and 19
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

The subsidiary CPFL Paulista opted to mark to market the debt with fully tied hedge instruments, resulting in a gain of R$ 4,965 at December 31, 2010 (Note 18). The gain minimized the loss on derivatives stated previously.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the years 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)
Company	Hedged risk / Operation	Account	2010	2009

CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(14)	136
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	20	228
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(3,269)	(230,440)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	392	49,810
CPFL Piratininga	Interest rate variation	Financial expense - Swap transactions	3	-
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	(254)	-
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(16,094)	(274,350)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	567	(1,305)
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	1,710	11,157
RGE	Exchange variation	Financial expense - Other financial exp	-	(11,743)
RGE	Interest rate variation	Financial expense - Other financial exp	553	514
RGE	Marking to market	Financial expense - Derivative adjustment to fair value	(71)	198
			(16,457)	(455,795)

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

e.1) Exchange variation

If the level of exchange exposure at December 31, 2010 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

		Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 8.9%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	21,221	apprec. dollar	1,879	5,305	10,611
Financial liability instruments	(138,953)	apprec. dollar	(12,301)	(34,741)	(69,477)
Derivatives - Plain Vanilla Swap	83,328	apprec. dollar	7,377	20,834	41,664
	(34,404)		(3,045)	(8,602)	(17,202)

Financial liability instruments	(424,827)	apprec. yen	(37,608)	(106,207)	(212,414)
Derivatives - Plain Vanilla Swap	424,827	apprec. yen	37,608	106,207	212,414
	-		-	-	-

	(34,404)		(3,045)	(8,602)	(17,202)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

e.2) Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at December 31, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI 9.71%  p.a.; IGP-M 11.32% p.a.; TJLP  6.0% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 526,941. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

		Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,718,110	CDI variation	38,482	41,708	83,414
Financial liability instruments	(5,242,137)	CDI variation	(116,323)	(127,253)	(254,505)
Derivatives - Plain Vanilla Swap	(628,272)	CDI variation	(14,325)	(15,251)	(30,502)
	(4,152,299)		(92,166)	(100,796)	(201,593)

Financial assets instruments	81,749	IGP-M variation	(4,831)	2,313	4,627
Financial liability instruments	(65,263)	IGP-M variation	3,857	(1,847)	(3,694)
	16,486		(974)	466	933

Financial liability instruments	(3,238,304)	TJLP variation	5,099	(48,574)	(97,150)
Derivatives - Plain Vanilla Swap	108,579	TJLP variation	(173)	1,629	3,257
	(3,129,725)		4,926	(46,945)	(93,893)

Total increase	(7,265,538)		(88,214)	(147,275)	(294,553)

* The CDI, IGP-M and TJLP indexes considered of 11.99%, 5.41% and 5.84%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(36)  RISK MANAGEMENT

The business of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for allocating priorities in respect of the risks to be monitored by the Company, confirming the tolerance levels approved by the Executive Board and being aware of the corporate risk management model adopted by the Company.  The Executive Board is responsible for developing and implementing action and risk monitoring plans. The Risk Management and Internal Controls Department and the Corporate Risk Management Committee were set up to assist it in this process.  Since its creation, the Risk Management and Internal Controls Department has drawn up the Corporate Risk Management Policy, approved by the Executive Board and the Board of Directors, set up the Corporative Risk Management Committee, comprising directors appointed to represent each Management Unit, and the internal rules, and is implementing the Corporate Risk Management model for the Group with regard to Strategy (guidelines, risk map and treatment), Processes (planning, execution, monitoring and reports), Systems, Organization and Governance.

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted wherever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

The Group's Board of Directors is assisted in its supervisory role by the Internal Audit department. The Internal audit department conducts both the regular reviews and the ad hoc reviews of risk management controls and procedures, the results of which are reported to the Board of Directors and the Fiscal Council.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered. The quantification of this risk is measured in Note 35 (e.1).

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is measured in Note 35 (e.2).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of July 2010, drawn up by the Operador Nacional do Electricity System, National Electricity System Operator, the risk of any energy deficit is very low for 2011, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributed to the end consumers. In accordance with Law 8.987/1995, the tariffs fixed should insure the economic and financial balance of the concession contract at the time of the tariff review, however, the risk of application of the tariffs falls to the electric energy distributors.

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(37)  COMMITTMENTS

The Company’s commitments in relation to long-term energy purchase agreements and plant construction projects are as follows:

Commitments as of December 31, 2010	Duration	2011	2012	2013	2014	Thereafter	Total
Energy purchase contracts (except Itaipu)	2 to 20 years	6,096,973	6,348,357	6,185,466	5,885,869	61,564,231	86,080,896
Itaipu	20 years	1,056,770	1,126,101	1,111,831	1,085,482	13,823,854	18,204,039
Power plant construction projects (a)	2 to 31 years	493,531	232,616	31,559	30,759	391,509	1,179,974
TOTAL		7,647,275	7,707,074	7,328,855	7,002,111	75,779,595	105,464,909

(a) Power plant construction projects include commitments made by the Company corresponding to its proportional share on construction, concession acquisition and bank guarantees relating to the jointly-controlled under development companies.

(38)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

	Consolidated
	December 31, 2010	December 31, 2009	January 1, 2009
Assets

Consumers, Concessionaires and Licensees
Extraordinary tariff adjustment	-	-	328
Free energy	-	-	5,985
Discounts TUSD (*) and Irrigation	54,407	12,753	35,976
Other financial components	-	199	7,058
	54,407	12,952	49,347

Deferred Costs Variations
Parcel "A"	332	1,290	236,307
CVA (**)	333,620	374,336	559,357
	333,952	375,626	795,664

Prepaid Expenses
Overcontracting	23,860	77,191	23,135
Low income consumers' subsidy - Losses	34,994	22,006	33,500
Neutrality of the sector charges	4,078	-	-
Other financial components	49,235	10,563	993
	126,058	167,388	177,513

Liabilities

Deferred Gains Variations
Parcel "A"	(11,472)	(44,419)	(15,360)
CVA	(364,363)	(377,735)	(191,289)
	(375,835)	(422,154)	(206,649)

Other Accounts Payable
Tariff review	-	(89,261)	(34,692)
Discounts TUSD and Irrigation	(1,923)	(991)	(797)
Tariff adjustment	(3,556)	-	-
Overcontracting	(61,391)	(17,541)	(51,634)
Low income consumers' subsidy - Gains	(6,280)	(6,011)	(13,154)
Neutrality of the sector charges	(63,905)	-	-
Other financial components	(26,111)	(12,137)	(24,642)
	(163,166)	(125,941)	(124,919)

Total net	(24,584)	7,871	690,956

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

The main characteristics of the regulatory assets and liabilities are:

a) TUSD Discounts and Irrigation

The distribution subsidiaries recognize regulatory assets and liabilities in relation to the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

b) Parcel “A”

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession agreements between January 1 and October 25, 2001, during the rationing period.

c) CVA

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

d) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, restricted to 3% of the energy load requirement.

e) Subsidy - Low Income

Refers to the subsidies granted to consumers entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption if they are enrolled in the Sole Register for Federal Government Social (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

f) Neutrality of the Sector Charges

Refers to the neutrality of the sector charges in the tariff, calculating the monthly differences between the amounts billed and the amounts considered in the tariff.

g) Tariff Adjustment and Tariff Review

Financial components were accepted in the Company’s tariff adjustment, so as to adjust previous tariff reviews or adjustments.

h) Other Financial Components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and TUSD G financial adjustment.

(39)  SUBSEQUENT EVENT

In Ratification Resolutions dated February 1, 2011, ANEEL fixed the tariff adjustments for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista. The details of the adjustments are as follows.

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
Average adjustment	23.61%	5.47%	9.50%	7.76%	8.02%
Economic adjustment	8.01%	5.22%	6.84%	6.42%	6.57%
Financial Components	15.61%	0.25%	2.66%	1.34%	1.45%
Effect perceived by consumers	15.38%	6.62%	9.77%	16.44%	7.11%

Ratification Resolution - ANEEL	1.108/11	1.106/11	1.109/11	1.107/11	1.111/11

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

WILSON P. FERREIRA JUNIOR
Chief Executive Officer, cumulating the functions of Chief Financial Officer and Head of Investor Relations

JOSÉ MARCOS CHAVES DE MELO Vice-president of Administration	MIGUEL NORMANDO ABDALLA SAAD Vice President of Generation

PAULO CEZAR COELHO TAVARES Vice President of Energy Management	HÉLIO VIANA PEREIRA Vice-president of Distribution
ADRIANA WALTRICK Vice-president of Business Development
BOARD OF DIRECTORS

MURILO CESAR L.S. PASSOS
Chairman
ROBSON ROCHA
Vice Chairman

ANA DOLORES MOURA CARNEIRO DE NOVAES CLAUDIO BORIN GUEDES PALAIA RICARDO CARVALHO GIAMBRONI	FRANCISCO CAPRINO NETO MARTIN ROBERTO GLOGOWSKY
ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO

SÉRGIO LUIZ FELICE

Accounting Director	Accounting Manager
CRC 1SP085131/O-8	CRC 1SP192767/O-6

2

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Reports

Independent auditors´ report over financial statements

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of CPFL Energia S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2010, the statements of income, comprehensive income, changes in shareholders’ equity, cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility over the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards, (IFRS) issued by International Accounting Standard Board - IASB, and in accordance with accounting practices adopted in Brazil, as such with internal controls that management determined necessary to enable the preparation of financial statements that are free from material misstatement, independently if due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and International auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion over the individual financial statements

In our opinion, the abovementioned individual financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. as of December 31, 2010, and its financial operations and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion over the consolidated financial statements

In our opinion, the abovementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. as of December 31, 2010, and its consolidated financial operations and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board - IASB and in accordance with accounting practices adopted in Brazil.

Emphasis of Matter

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

As described in explanatory notes 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of CPFL Energia S.A. those practices differ from IFRS, applicable to the stand alone financial statements, only for the evaluation of investments in subsidiary, associate and joint ventures for the equity method, while for IFRS it would be evaluated by cost or fair value.

Other matter

Statements of additional value

We also audited, the individual and consolidated statements of additional value (DVA), prepared under the Management´s responsibility, for the year ended December 31, 2010, whose presentation is required by the Brazilian statutory law for public companies, and as a supplemental information for IFRS that do not requires the DVA presentation. Those statements were subject to the same aforementioned audit procedures, and in our opinion, are presented fairly, in all material respects, in relation to the financial statements.

Campinas, March 14, 2011.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Accountant CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Report of the Audit Committee

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2010, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated March 14, 2011, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, March 23, 2011.

Daniela Corci Cardoso	Adalgiso Fragoso de Faria
Wilton de Medeiros Daher	José Reinaldo Magalhães
Susana Hanna S. Jabra

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Management Declaration on financial Statements

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2010, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Management Declaration on Independent Auditors’ Report

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2010, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

Reports

KPMG Auditores Independentes Av. Barão de Itapura, 950 - 6º 13020-431 - Campinas, SP - Brasil P.O. Box 737 13012-970 - Campinas, SP - Brasil	Central Tel 55 (19) 2129-8700 Fax 55 (19) 2129-8728 Internet www.kpmg.com.br

Independent auditors´ report over financial statements

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of CPFL Energia S.A. (“the Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2010, the statements of income, comprehensive income, changes in shareholders’ equity, cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility over the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards, (IFRS) issued by International Accounting Standard Board - IASB, and in accordance with accounting practices adopted in Brazil, as such with internal controls that management determined necessary to enable the preparation of financial statements that are free from material misstatement, independently if due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and International auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Opinion over the individual financial statements

In our opinion, the abovementioned individual financial statements present fairly, in all material respects, the financial position of CPFL Energia S.A. as of December 31, 2010, and its financial operations and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion over the consolidated financial statements

In our opinion, the abovementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of CPFL Energia S.A. as of December 31, 2010, and its consolidated financial operations and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standard Board - IASB and in accordance with accounting practices adopted in Brazil.

Emphasis of Matter

As described in explanatory notes 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of CPFL Energia S.A. those practices differ from IFRS, applicable to the stand alone financial statements, only for the evaluation of investments in subsidiary, associate and joint ventures for the equity method, while for IFRS it would be evaluated by cost or fair value.

Other matter

Statements of additional value

We also audited, the individual and consolidated statements of additional value (DVA), prepared under the Management´s responsibility, for the year ended December 31, 2010, whose presentation is required by the Brazilian statutory law for public companies, and as a supplemental information for IFRS that do not requires the DVA presentation. Those statements were subject to the same aforementioned audit procedures, and in our opinion, are presented fairly, in all material respects, in relation to the financial statements.

Campinas, March 14, 2011.

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Accountant CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Report of the Audit Committee

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2010, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated March 14, 2011, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders’ Meeting.

São Paulo, March 23, 2011.

Daniela Corci Cardoso	Adalgiso Fragoso de Faria
Wilton de Medeiros Daher	José Reinaldo Magalhães
Susana Hanna S. Jabra

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Management Declaration on financial Statements

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2010, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

(Free Translation of the original in Portuguese)

STANDARD FINANCIAL STATEMENTS – DFP - Date: December 31, 2010 - CPFL Energia S. A

Management Declaration on Independent Auditors’ Report

The Company’s Management have declared that reviewed, discussed and agree with all of information included in the Financial Statements as of December 31, 2010, as well as the auditors’ opinion issued by KPMG Auditores Independentes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JUNIOR
Name: Title:	Wilson P. Ferreira Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.